As filed with the Securities and Exchange Commission on September 7, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMPEL NEUROPHARMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	26-3058238
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
201 Elliott Avenue West, Suite 260
Seattle, WA 98119
(206)
568-1466
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adrian Adams
President and Chief Executive Officer
Impel NeuroPharma, Inc.
201 Elliott Avenue West, Suite 260
Seattle, WA 98119
(206)
568-1466
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Smith Amanda L. Rose Ryan Mitteness Fenwick & West LLP 1191 Second Avenue, Floor 10 Seattle, WA 98101 (206) 389-4510	Michael Nordtvedt Bryan D. King Tony Jeffries Wilson Sonsini Goodrich & Rosati, Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.
☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,
or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in
Rule 12b-2 of
the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.
☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share	$64,342,500	$7,020

(1)	Includes additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated September 7, 2021

3,000,000 Shares

Impel NeuroPharma, Inc.
Common Stock
We are offering 3,000,000 shares of our common stock.
Our common stock is listed on The Nasdaq Global Market under the symbol “IMPL.” On September 3, 2021, the last reported sale price of our common stock as reported on the Nasdaq Global Market was $18.65 per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.
We are an “emerging growth company” and a “smaller reporting company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements.
Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 14 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Impel NeuroPharma, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding underwriting compensation.
The underwriters may also purchase up to an additional 450,000 shares from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover overallotments.
The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

Joint Book-Running Managers

Cowen	Guggenheim Securities

Lead Manager
Wedbush PacGrow
                    , 2021

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock.
Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, we use the terms “Impel,” “company,” “we,” “us” and “our” in this prospectus to refer to Impel NeuroPharma, Inc.
Overview
We are a commercial-stage biopharmaceutical company developing transformative therapies for people suffering from diseases with high unmet medical needs, with an initial focus on the central nervous system, or CNS. Our company was founded on the premise that the upper nasal cavity can be an optimal treatment entry point for CNS and other diseases where rapid vascular absorption can result in superior clinical outcomes. Our strategy is to pair our proprietary Precision Olfactory Delivery, or POD, upper nasal delivery technology with well-established therapeutics or other therapeutics where rapid vascular absorption is preferred to drive therapeutic benefit, improve patient outcomes, reduce drug development risk and expand the commercial opportunity within our target diseases. On September 2, 2021 the U.S. Food and Drug Administration, or FDA, approved our new drug application, or NDA, for TRUDHESA, for the acute treatment of migraine headaches with or without aura in adult patients. The commercial launch of TRUDHESA is planned for early October 2021. Since 2016, we have identified and advanced multiple product candidates, including INP105 for the acute treatment of agitation and aggression in patients with Autism Spectrum Disorder, or ASD. Our pipeline of proprietary product candidates also includes INP107 for the treatment of OFF episodes in Parkinson’s Disease.
We have designed our proprietary POD technology to target the vascular-rich upper nasal cavity, and to provide rapid absorption, consistent drug biodistribution and ease of use for a patient, provider or caregiver. Our goal with our POD technology is to deliver injection-like clinical outcomes non-invasively.
We believe that we are the first company to successfully harness the benefits of delivery to the upper nasal cavity to improve delivery and the pharmacologic potential of CNS therapies.

We have developed a pipeline consisting of a proprietary CNS product and CNS product candidates built around our intellectual property and expertise in upper nasal cavity delivery. The following table summarizes our marketed product and development product candidates, each of which is wholly owned:

Product CandidateTRUDHESATM (DHE)INP105 (olanzapine)INP107(carbidopa / levodopa)IndicationAcute Treatment of MigraineAcute Treatment of Agitation and Aggression in Patients with Autism Spectrum DisorderMorning OFF Episodes in ParkinsonsStage of DevelopmentPreclinicalPhase 1 Phase 2 Phase 3 NDA SubmissionFDA ApprovalKey Anticipated Milestone(s) Anticipated commercial launch in Q4:2021By YE:2021: Initiate Phase 2 proof-of-concept clinical trial2H:2022: Announce Phase 2 topline results2022: Initiate PK study for dose selection
POD Technology
Using our proprietary POD technology, we have developed devices that deliver therapeutics directly to the upper nasal cavity. These devices are designed to offer several key benefits compared to traditional nasal delivery systems, including:

∎
Rapid Onset
.
The precise spray plume and biphasic nature of delivery to the upper nasal cavity allows for superior dose deposition and rapid absorption into the systemic circulation as compared to traditional nasal delivery systems.

∎
Consistent Drug Bioavailability
. Metered propellant dosing allows for more consistent blood levels than typically seen with traditional nasal sprays and are equivalent, or superior, to those achieved through intramuscular, or IM, injections.

∎
Improved Patient-Provider Experience
. Our proprietary gas propulsion mechanism eliminates the need for coordination of breathing and enables delivery of a dosing in 1/10th of a second, enabling self- or provider-administration in a manner that improves patient comfort and compliance.

∎
Manufacturability
. Separation of propellant and drug within the POD device helps streamline chemistry, manufacturing and controls, or CMC, development, as we are not constrained by the limits of co-formulating
our therapeutics inside of a pressurized propellant canister.

∎
Formulation Versatility
. The POD device is versatile and can deliver both liquid and powder formulations in order to potentially address a wide variety of indications across multiple therapeutic areas.

∎
Strong Intellectual Property Position
. We believe that we have a strong global intellectual property position relating to our POD device and product candidates. We have six U.S. issued patents and 29 patents issued in
ex-U.S.
jurisdictions directed to our approach of drug delivery to the upper nasal cavity, including claims directed to a nasal device with separate drug and propellant compartments. Our patent portfolio is expected to provide patent protection ranging from 2032 to 2040.

We believe that our
in-house
technical and development expertise positions us to address unmet medical needs across multiple therapeutic areas by delivering well-established and novel drugs consistently, rapidly and non-invasively.
Our technical and development expertise has allowed us to rapidly identify and develop our product candidates to their current state in under five years. For example, INP105 was advanced from lead candidate selection to development of more than 20 formulations, the completion of five nonclinical studies, and ultimately a proof-of-concept
clinical trial, within 16 months. We have tested over 30 small molecules and biologics for suitability of nasal drug administration with our proprietary POD technology. This depth of knowledge and experience, along with our proprietary technology, creates a platform for rapid additional pipeline expansion. In addition to our technology and development expertise, our strong intellectual property portfolio protects multiple aspects of our approach to delivering drug to the upper nasal cavity. We believe that our apparatus, composition of matter and method of use intellectual property can provide strong exclusivity protection to our product candidates.
Our Marketed Product and Development Product Candidates
TRUDHESA (Acute Treatment of Migraine)
Our marketed product, TRUDHESA, is an upper nasal formulation of dihydroergotamine, or DHE, administered using our proprietary POD technology for the acute treatment of migraine with or without aura in adults. Migraine is a growing market projected to triple in size to over $10 billion by 2028 with the introduction of multiple new product offerings and an expected increase in disease diagnosis. DHE is widely used as part of a standard of care for treatment of migraines, despite being limited by intravenous, or IV, and injection delivery or traditional nasal administration. IV and injection delivery require administration in physicians’ offices, migraine clinics and hospitals, and traditional nasal administration has been challenged by inconsistent efficacy.
In June 2020, we announced the following exploratory efficacy results of our STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA as an acute treatment of migraine with or without aura in adult patients. In this trial, baseline results prior to trial initiation were based on migraine attacks where patients used their standard acute migraine medication. In the trial:

∎	38% of patients were pain free at two hours after their first dose of TRUDHESA.

∎	52% of patients receiving TRUDHESA were free of their most bothersome migraine symptom at two hours.

∎
Patients treated with TRUDHESA also demonstrated improvement in pain relief: 16% of patients treated with TRUDHESA had pain relief within 15 minutes of treatment, and 66% had pain relief within two hours.

The exploratory endpoints of the trial also included an assessment of the following long-term outcomes of TRUDHESA when patients were treated for six months:

∎
38% of patients treated with TRUDHESA remained pain free at two hours through three months of treatment and 34% of patients treated with TRUDHESA remained pain free at two hours through six months of treatment.

∎	Patients who received TRUDHESA saw a 48% reduction in the frequency of their migraines compared to baseline during the six-month trial.

∎	93% and 86% of patients achieving pain freedom at two hours on TRUDHESA did not suffer a relapse in migraine or require a rescue medication at 24 hours and 48 hours, respectively.

∎
Exposure Adjusted Event Rate, or EAER, data showed a meaningful reduction in the usage of healthcare resources by patients treated with TRUDHESA versus their baseline. Emergency room visits were reduced by approximately 73% and hospitalizations and urgent care visits were reduced by 100%.

Although the trial was not powered to determine statistical significance of the exploratory efficacy endpoints, we believe these exploratory endpoints provide important data for evaluating the clinical benefit of TRUDHESA and showed consistency with the generally understood benefits of DHE for the acute treatment of migraines. The primary endpoints of the STOP301 trial were safety and tolerability of long-term, intermittent use. In this trial, TRUDHESA was generally well tolerated. There were a total of seven treatment emergent serious adverse events, or SAEs, among five patients (1.4%) over the
52-week
study. Three patients had one SAE each, consisting of one event each of ovarian mass, intestinal obstruction and miscarriage. Two patients had more than one SAE: one patient with a pulmonary embolism and visual impairment and one patient with clavicle and rib fractures. None of the SAEs were nasal-related and none of the SAEs, were determined by the investigator to be related to TRUDHESA or led to withdrawal from the trial. There were also no significant changes to sense of smell, and no significant abnormal findings from endoscopy examinations.
On September 2, 2021 the FDA approved our NDA for TRUDHESA, for the acute treatment of migraine headaches with or without aura in adult patients. TRUDHESA is not indicated for the treatment of migraine or the management of hemiplegic or basilar migraine. The commercial launch of TRUDHESA is planned for early October 2021.
We believe we can successfully commercialize TRUDHESA in the United States launching with a specialty sales force of approximately 60 representatives. We plan to gradually increase the size of the salesforce to approximately 120 representatives over the 2022 and 2023 calendar years focusing in areas with increasing market share and attractive managed care coverage. We intend to strategically pursue high value prescribers and early adopters, beginning with 8,000 of the highest volume migraine treatment prescribers. Based on recent migraine treatment product launches, such as ubrogepant and rimegepant, we believe this approach can be successful in accessing the concentrated prescriber bases in migraine. This target base includes approximately 5,600 neurologists and approximately 2,400 high prescribing primary care physicians and headache specialists who have significant experience with prescribing DHE. These groups make up 35% of the migraine treatment prescriptions, 60% of all acute branded prescriptions and 65% of all DHE prescriptions written in 2020 in the United States. In particular, neurologist prescription productivity has grown an average of approximately 15% per year over the last two years, a growth figure aided by an increase in the number of patients seeking treatment from neurologists and primary care physicians for migraine. The planned scale up to 120 representatives is intended to allow us to target an additional 8,000 neurologists and high prescribing physicians that we believe will enable us to expand coverage to 45% of all migraine treatment prescriptions in the United States. We intend to build a commercial infrastructure focused on distribution, access, promotion, education and customer support. To facilitate early adoption, we are launching a “TRUDHESA Direct” pharmacy partnership and bridge co-pay program. Our market research indicates that over 70% of migraine sufferers are seeking better treatments, and physicians are willing to prescribe and payors support access at profitable price and rebate points. We plan to launch TRUDHESA with a wholesale acquisition cost, or WAC, price of $850 for four doses, which will constitute one prescription. With approximately 72% of migraine prescriptions paid by commercial payors, we believe this market presents an attractive payor mix. We anticipate using a robust sample program to ensure trial with TRUDHESA for patients seeking better treatments and outcomes. Also, as part of our commercialization strategy, we plan to educate healthcare practitioners and patients, partner with national associations and actively support advocacy groups in the migraine market. These efforts will be supplemented with non-personal

promotion to all targeted and
non-targeted
medium value physicians. To capture the maximum commercial opportunity of TRUDHESA, we may also selectively seek partners to commercialize the product outside of our target markets, including additional penetration within the broader primary care setting, as well as in geographies outside of the United States.
INP105 (Acute Treatment of Agitation and Aggression in Autism Spectrum Disorder)
We are currently developing our second product candidate, INP105, as an upper nasal formulation of olanzapine administered using our proprietary POD technology for the treatment of agitation and aggression associated with ASD. ASD is a neurodevelopmental disorder affecting approximately 3.5 million children and adults in the United States and characterized by persistent difficulties in social communication and social interaction, coupled with restricted, repetitive patterns of behavior and higher aggression rates. Agitation and aggression are frequent and difficult to manage symptoms, and associated with negative outcomes for patients with ASD and their caregivers, including decreased quality of life, increased stress levels, and reduced availability of educational and social support. Based on a study of emergency room usage in Canada, which found that 18% of individuals with ASD aged 12 and up had visited the emergency room within the past year, and that approximately 34% of such visits were for mental health issues, we estimate that approximately 220,000 patients with ASD in the United States seek emergency room care due to mental health issues annually. Current treatment strategies include functional behavioral assessment, reinforcement strategies, functional communication training, and the use of second-generation antipsychotics. With an increasing rate of ASD diagnosis, we believe that the development of effective therapeutic and pharmacologic methods for preventing and treating aggression are essential to improving outcomes in this disorder. Currently, there is no approved treatment for patients living with ASD once there is onset of agitation leading to aggression, and we believe that INP105 has the potential to be an on-demand
therapy in this indication.
In a double-blind, placebo-controlled, single ascending dose Phase 1 clinical trial in 40 healthy adults conducted in Australia, we observed similar bioavailability for INP105 compared to equivalent doses of olanzapine delivered through IM administration, as measured by the area under the plasma drug concentration-time curve, or AUC, which reflects the actual body exposure to the drug after administration of a drug dose, and the maximum drug concentration, or Cmax, and achieved time to maximum drug concentration, or Tmax,
25-22%
faster than that of IM olanzapine.
Based on its pharmacokinetic profile and method of administration, we believe INP105, if approved, has the potential to treat acute agitation and aggression events in this under-served population and in patients’ homes, potentially reducing visits to the emergency department and limiting the need to call in reinforcements to help caregivers. We plan to initiate a double-blind, placebo-controlled Phase 2 proof-of-concept
clinical trial of INP105 in adolescents with ASD in the United States by the end of 2021 and expect to report topline results in the second half of 2022.
INP107 (Treatment of OFF Episodes in Parkinson’s Disease)
We are also currently developing INP107 as an upper nasal formulation of carbidopa/levodopa administered using our proprietary POD technology for the treatment of OFF episodes in Parkinson’s Disease, or Parkinson’s. The overall Parkinson’s market is expected to grow to over $8.4 billion by 2026, with emerging treatments for OFF episodes contributing to that growth. Current standard of care for the symptomatic treatment of Parkinson’s is oral levodopa; however when levodopa levels fall below their therapeutic range, patients may lose adequate control of motor symptoms, which are referred to as OFF episodes. Carbidopa is co-administered
with levodopa to slow levodopa’s rapid absorption, thereby increasing the amount of levodopa available for the symptoms of Parkinson’s. INP107 is a self- or caregiver-administered, upper nasal therapy candidate designed to provide rapid delivery of levodopa to the brain for the treatment of OFF episodes. In 2019, we completed a Phase 2a clinical trial of INP107 and a levodopa-only formulation in Australia, which demonstrated an encouraging pharmacokinetic profile in Parkinson’s patients. Based on results of the Phase 2a clinical trial, we expect to further develop the formulation of INP107 prior to advancing into additional clinical trials. We expect to initiate a Phase 1 pharmacokinetic and tolerability trial in Australia or the United States in 2022 for dose selection for additional clinical development of INP107.
Our Team
We have assembled a team of scientific, clinical and business leaders with deep expertise in neuroscience and a track record of building, growing and transacting pharmaceutical companies. Our Chief Executive Officer, Adrian Adams, has over 25 years of pharmaceutical experience with an emphasis on commercialization and strategic execution. Our co-founder
and Chief Technology and Development Officer, John Hoekman, Ph.D., has over 15 years of experience in investigating upper nasal drug delivery and nose-to-brain
delivery, is an inventor of our proprietary POD technology, is widely recognized as a pioneer in upper nasal cavity drug delivery and has evaluated over 30 CNS targeting compounds with over six different modalities including small molecules, proteins, peptides and antibodies as opportunities for upper nasal cavity delivery. Our Chief Financial Officer, John Leaman, M.D., has over 15 years of pharmaceutical experience with an emphasis on public company financial oversight, corporate strategy and business development. Our Chief Medical Officer, Stephen Shrewsbury, M.B. ChB., has over 30 years of experience in developing pulmonary and nasal drug delivery and CNS therapies at pharmaceutical companies including GlaxoSmithKline, Aquinox Pharmaceuticals, AVI Biopharma and MAP Pharmaceuticals, where he led the development of Levadex. Our Chief Commercial Officer, Leonard S. Paolillo, has nearly 20 years of experience with various companies in the healthcare and pharmaceutical industries, including Warner Chilcott and Kyowa Kirin. We are supported by our board of directors, scientific advisory boards and a group of leading biotechnology-focused investors, including KKR Iris Investors LLC, or KKR Iris, which is owned by investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P., Norwest Venture Partners, 5AM Venture Management, LLC, venBio and Vivo Capital.
Our Strategy
Our goal is to deliver transformative therapies, harnessing the benefits of delivery to the upper nasal cavity, to patients suffering from CNS diseases and other diseases with high unmet medical needs. The key tenets of our strategy to accomplish this goal include:

∎	Successfully commercialize TRUDHESA for the acute treatment of migraine headaches with or without aura in adult patients.

∎	Rapidly advance INP105 through clinical development for the acute treatment of agitation and aggression associated with ASD.

∎	Maximize the therapeutic and commercial potential of our proprietary POD technology platform.

∎	Expand applications of our existing product candidates.

∎	Independently develop and commercialize product candidates in indications and geographies where we believe we can maximize value.

Risks Affecting Us
Our business is subject to risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

∎
We are a commercial-stage biopharmaceutical company with a limited operating history and have incurred net losses since our inception. We anticipate that we will continue to incur substantial operating losses for the foreseeable future and we may never achieve or sustain profitability.

∎
We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

∎	Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates on unfavorable terms to us.

∎	The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for INP105, INP107 or any other product candidates.

∎
Our future commercial success depends upon attaining significant market acceptance of TRUDHESA and our product candidates, if approved, among physicians, patients, health care payors and others in the medical community necessary for commercial success.

∎	Clinical failure may occur at any stage of clinical development, and we may never succeed in developing marketable product candidates or generating product revenue.

∎
Delays in the commencement, enrollment or completion of clinical trials of our product candidates, or in the acceptance of foreign clinical trial data, could result in increased costs to us as well as a delay or failure in obtaining regulatory approval, or prevent us from commercializing our product candidates on a timely basis, or at all.

∎
The outbreak of
COVID-19,
or similar public health crises, could have a material adverse impact on our business, financial condition and results of operations, including through disruption to our planned clinical trials, supply chains, business operations and commercialization efforts.

∎
We rely entirely on third parties for the manufacturing of TRUDHESA and our product candidates that we develop for nonclinical studies and clinical trials and expect to continue to do so for commercialization. If we encounter difficulties in negotiating manufacturing and supply agreements with third-party manufacturers and suppliers of our POD device and the active ingredients in TRUDHESA, INP105, and INP107, our ability to commercialize TRUDHESA and our product candidates, if approved, would be impaired.

∎
If we are not able to obtain and enforce patent protection for our technologies, TRUDHESA or product candidates, development and commercialization of our technology, TRUDHESA and product candidates may be adversely affected.

∎	We may encounter difficulties in managing our growth and expanding our operations successfully.

∎	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.

∎	Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Corporate Information
We were incorporated under the laws of the State of Delaware in July 2008. Our principal executive offices are located at 201 Elliott Avenue West, Suite 260, Seattle, Washington 98119, and our telephone number is
(206) 568-1466.
Our website address is www.impelnp.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.
The marks “IMPEL,” “POD,” “TRUDHESA,” “IMPELPOD” and the Impel NeuroPharma logo and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are the property of Impel. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the
®
and
™
symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

∎
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

∎	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

∎
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

∎	reduced disclosure obligations regarding executive compensation arrangements; and

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We may use these provisions until we no longer qualify as an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) December 31, 2026; (ii) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible
debt securities; and (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates
exceeded $700.0 million as of the end of the second quarter of that fiscal year.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging
growth companies and the date on which we will adopt the recently issued accounting standard.
Smaller Reporting Company
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation
S-K.
Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company as long as either (i) the market value of our common stock held by non-affiliates
is less than $250 million as of the prior June 30, or (ii) our annual revenues is less than $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates
is less than $700 million as of the prior June 30.

THE OFFERING

Common stock offered	3,000,000 shares

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 450,000 shares from us. See the section of this prospectus titled “Underwriting.”

Common stock to be outstanding immediately after this offering	22,470,914 shares (or 22,920,914 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $51.8 million (or approximately $59.7 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on The Nasdaq Global Market on September 3, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds we receive in this offering to fund the initial and ongoing commercial launch activities and market development activities for TRUDHESA, advance INP105 into a clinical proof-of-concept
trial for patients with ASD and fund working capital and general corporate purposes. See the section titled “Use of Proceeds.”

Risk factors	You should read the section titled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“IMPL”
The number of shares of our common stock to be outstanding after this offering is based on 19,470,914 shares of our common stock outstanding as of June 30, 2021 and excludes:

∎	2,770,785 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2021, with a weighted-average exercise price of $6.25 per share;

∎	621,010 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $12.48 per share;

∎	71,522 shares of our common stock issuable upon the exercise of warrants issued after June 30, 2021, with an exercise price of $8.389 per share; and

∎
2,449,021 shares of common stock reserved for future issuance under our stock-based compensation plans as of June 30, 2021, consisting of (i) 2,173,021 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan as of June 30, 2021 and (ii) 276,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

∎	no exercise of outstanding options or warrants after June 30, 2021, other than as described above; and

∎	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Summary Consolidated Financial Data
The following tables set forth our summary consolidated statements of operations and consolidated balance sheet data. The summary consolidated statements of operations data presented below for the years ended December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations for the six months ended June 30, 2020 and June 30, 2021 and our summary consolidated balance sheet data as of June 30, 2021 from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any future period. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Six Months ended June 20, 2021
	2020	2019	2021	2020
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$27,285	$28,812	$10,174	$13,391
General and administrative	18,049	12,754	14,633	9,374

Total operating expenses	45,334	41,566	24,807	22,765

Loss from operations	(45,334)	(41,566)	(24,807)	(22,765)
Other (expense) income, net	(463)	(263)	(1,966)	84

Loss before income taxes	(45,797)	(41,829)	(26,773)	(22,681)
Provision (benefit) for income taxes	(1)	(30)	–	–

Net loss and comprehensive loss	$(45,798)	$(41,859)	(26,773)	(22,681)
Accretion on redeemable convertible preferred stock	(518)	(505)	129	256

Net loss attributable to common stockholders	$(46,316)	$(42,364)	(26,902)	(22,937)

Per share information:
Net loss per share attributable to common stockholders, basic and diluted(1)	$(91.05)	$(122.07)	(3.60)	(63.32)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	508,668	347,042	7,475,242	362,246

(1)
See Note 13 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and basic and diluted weighted-average number of shares of common stock used in the computation of the per share amounts.

	As of June 30, 2021
	Actual	As Adjusted(1)(2)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$60,948	$112,781
Working capital (3)	56,560	108,393
Total assets	69,162	120,995
Long-term debt	8,857	8,857
Total stockholders’ equity	51,298	103,131

(1)
The as adjusted amounts reflect the sale of 3,000,000 shares of our common stock in this offering, based upon an assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
The as adjusted information is illustrative only, and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $18.65 per share, the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, would increase (decrease) the as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by $2.8 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us in this offering would increase (decrease) the as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by $17.5 million, assuming the assumed offering price remains the same and after deducting estimated underwriting discounts and commissions.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. We cannot assure you that any of the events discussed below will not occur. Any of these events could have a material and adverse impact on our business, financial condition, results of operations and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Financial Position and Need for Additional Capital
We are a commercial-stage biopharmaceutical company and have incurred net losses since our inception. We anticipate that we will continue to incur substantial operating losses for the foreseeable future and we may never achieve or sustain profitability.
We are a commercial-stage biopharmaceutical company formed in 2008. Since inception, we have devoted substantially all of our financial resources to research and development, including our clinical and nonclinical development activities. To date, we have financed our operations primarily through the sale and issuance of redeemable convertible preferred stock, convertible notes and warrants, and the completion of our initial public offering, or IPO.
We have incurred significant net losses since our inception. Our net losses were $26.8 million and $45.8 million for six months ended June 30, 2021, and the year ended December 31, 2020, respectively. As of June 30, 2021, we had an accumulated deficit of $165.0 million. We cannot predict when or whether we will become profitable. To date, we have not generated any product revenues, and we may never be able to develop or commercialize a marketable product. Our losses have resulted principally from costs incurred in our product candidate discovery and development activities. We expect to incur net losses for the foreseeable future.
Our financial position will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or additional grants. If we are required by the FDA, or any equivalent foreign regulatory authority, to perform clinical trials or studies in addition to those we currently expect to conduct, including if foreign clinical trial data are not accepted by the FDA, or if there are any delays in completing the clinical trials of our product candidates, our expenses could increase substantially. Although we have recently received approval for TRUDHESA, the resulting revenue from its commercialization may not enable us to achieve profitability. Even if we obtain regulatory approval to market additional product candidates, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.
We expect our expenses and net losses to increase significantly as we prepare to commercialize TRUDHESA, continue our development of, and seek regulatory approvals for, our other product candidates, and begin to commercialize other approved products as well as hire additional personnel, protect our intellectual property and incur additional costs associated with operating as a public company. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical studies and trials, associated manufacturing needs, commercialization activities if our other product candidates are approved and our expenditures on other research and development activities.
To become and remain profitable, we must successfully develop product candidates, obtain regulatory approval for them, and manufacture, market and sell those product candidates for which we may obtain regulatory approval. We may not succeed in these activities and we may never generate revenue from product sales that are significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business for any reason, including as a result of the
COVID-19 pandemic.
The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our business could cause you to lose all or part of your investment.
We will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.
As of June 30, 2021, we had $60.9 million of cash and cash equivalents. We believe that we will continue to expend substantial resources for the foreseeable future as we prepare for the commercialization of TRUDHESA, develop additional product candidates, continue clinical trials for our existing product candidates and pursue commercialization of our product candidates, if approved. In addition, other unanticipated costs may arise. Because the outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Our costs will increase if we suffer any delays in our planned clinical trials for our current product candidates. We expect to incur additional costs associated with operating as a public company, hiring additional personnel and potentially expanding our facilities.
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents of approximately $60.9 million as of June 30, 2021, will fund our projected operating requirements for at least 18 months. Our forecast of the period of time through which our financial reserves will adequately support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. For further details regarding the terms of the Loan Agreement, see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Sources of Liquidity.” We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.
Our future capital requirements will depend on many factors, including:

∎	the cost of commercialization activities for TRUDHESA, or any other approved product, including marketing, sales and distribution costs;

∎	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful;

∎	the scope, progress, results and costs of developing and advancing our product candidates through clinical trials and researching and discovering new product candidates;

∎	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

∎	the cost of manufacturing our product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

∎	our ability to generate revenue from approved product candidates, if any; and

∎	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

We will need to raise additional funds to address our goals. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. Until we can generate sufficient revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate nonclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize TRUDHESA and our other product candidates if approved.
Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates on unfavorable terms to our business.
We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. For example, our Loan Agreement is secured by a lien on substantially all of our assets, excluding our intellectual property and includes a negative pledge regarding our intellectual property. If we raise additional funds through strategic partnerships with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for our product candidates, or grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.
We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

∎
variation in the level of expense related to the commercialization of TRUDHESA or any other product candidates that receives regulatory approval, and quarterly fluctuations in product sales or TRUDHESA or any other product candidates that receives regulatory approval;

∎	variations in the level of expense related to the ongoing development of our product candidates or future development programs;

∎	results of nonclinical and clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

∎
our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

∎	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

∎	additions and departures of key personnel;

∎	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

∎	if any of our product candidates receive regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

∎	regulatory developments affecting our product candidates or those of our competitors; and

∎	changes in general market and economic conditions.
If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results should not be relied upon as an indication of our future performance.
Risks Related to Regulatory Review and Approval of Our Product Candidates
The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for INP105, INP107 or any other product candidates.
The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting, including the submission of safety and other post-marketing information and reports, and other possible activities relating to INP105 and INP 107, our furthest advanced product candidates under clinical development, as well as any other product candidate that we may develop in the future, are subject to extensive regulation. Marketing approval of drugs in the United States requires the submission of an NDA to the FDA, and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, CMC, and current good manufacturing practices, or cGMP, at the manufacturing facilities. Further, our product candidates must be approved by comparable regulatory authorities in other jurisdictions where we intend to market our product candidates prior to commercialization.
FDA approval of an NDA is not guaranteed, and review and approval is an expensive and uncertain process that may take several years. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our other product candidates will receive regulatory approval in the United States, or other jurisdictions. The FDA also has substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for NDA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate. We intend to seek FDA approval for our product candidates through the Section 505(b)(2) regulatory pathway. If the FDA does not agree that the 505(b)(2) regulatory pathway is appropriate or scientifically justified for one or more of our product candidates, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval.
Clinical trial failure may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits, and failure in clinical trials can occur at any stage. Companies in the pharmaceutical industry frequently suffer setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval.

The FDA could delay, limit or deny approval of a product candidate for many reasons, including because the FDA:

∎	may not deem our product candidate to be safe and effective;

∎	determines that the product candidate does not have an acceptable benefit-risk profile;

∎	determines in the case of an NDA seeking accelerated approval that the NDA does not provide evidence that the product candidate represents a meaningful advantage over available therapies;

∎	determines that the objective response rate, or ORR, and duration of response are not clinically meaningful;

∎
may not agree that the data collected from preclinical studies and clinical trials are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval, and may impose requirements for additional preclinical studies or clinical trials;

∎	may determine that adverse events experienced by participants in our clinical trials represent an unacceptable level of risk;

∎	may determine that population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

∎	may disagree regarding the formulation, labeling and/or the specifications;

∎	may not approve the manufacturing processes associated with our product candidate or may determine that a manufacturing facility does not have an acceptable compliance status;

∎	may conclude there are CMC issues that preclude approval of the NDA;

∎	may conclude that the drug substance or drug product manufacturing process is not in a state of control or does not meet cGMP or all the regulatory requirements;

∎	may not be able to timely conduct the necessary pre-approval inspection or devote sufficient resources to NDA review on a timely basis due to the COVID-19 pandemic;

∎	may change approval policies or adopt new regulations; or

∎	may not file a submission due to, among other reasons, the content or formatting of the submission.
If we experience delays in obtaining approval or if we fail to obtain approval of INP105 or INP107, our commercial prospects will be harmed and our ability to generate revenues will be materially impaired which would adversely affect our business, prospects, financial condition and results of operations.
Clinical failure may occur at any stage of clinical development, and we may never succeed in developing marketable product candidates or generating product revenue.
Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.
Although the active ingredients in our other product candidates, INP105 and INP107, are approved or commonly used as treatments for migraine, agitation associated with ASD, and Parkinson’s, respectively, they have not previously been approved or demonstrated to be safe for chronic use over an extended period of time using an upper nasal cavity drug delivery. Any future NDA submissions may propose to bridge Listed Drugs, or LDs, for which we have conducted comparative bioavailability study. The approval of TRUDHESA or our prior clinical results for our product candidates are not necessarily indicative of our ability to bridge to LD for future product candidates, as there can be significant variability in results between different clinical trials due to numerous factors, including changes in trial procedures, differences in the size and type of patient populations, including across geographies, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. If we are not able to establish a bridge between a product candidate and each LD upon which they rely to demonstrate that such reliance is justified, we may be required to show safety and efficacy through one or more clinical trials. In addition, the long-term safety studies we are conducting or plan to conduct may reveal safety concerns, including with regard to nasal mucosa or olfactory function. If either or both of these outcomes occur, we may be prevented or delayed in obtaining marketing approval.
We may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on our distribution, such as in the form of a Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would materially and adversely affect our business, results of operations and financial condition.
Delays in the commencement, enrollment or completion of clinical trials of our product candidates could result in increased costs to us as well as a delay or failure in obtaining regulatory approval, or prevent us from commercializing our product candidates on a timely basis, or at all.
We plan to initiate a Phase 2 trial of a double-blind placebo-controlled single dose of INP105 study in adolescents with ASD by the end of 2021. Any of our future clinical trials may not be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

∎	delays by us in reaching a consensus with regulatory agencies on trial design;

∎	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

∎	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

∎	delays in recruiting suitable patients to participate in clinical trials;

∎
the effects of
COVID-19
on our ability to recruit and retain patients, including as a result of changes to FDA guidance and policies relating to the conduct of clinical trials during the
COVID-19
pandemic, potential heightened exposure
to COVID-19, prioritization
of hospital resources toward the outbreak and unwillingness by patients to enroll or comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services;

∎	imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;

∎	failure by CROs, other third parties or us to adhere to clinical trial requirements;

∎	failure to perform clinical trials in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

∎	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;

∎
delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up,
which we have experienced and believe may be caused by patients experiencing reduced symptoms or incidences of disease;

∎	clinical trial sites or patients dropping out of a trial;

∎
delays or interruptions to supply or failure to ensure compliance with cGMP or quality standards of our product candidates or the other product candidates in a combination product trial or other materials necessary to conduct clinical trials of our product candidates;

∎	occurrence of adverse events in clinical trials that are associated with the product candidates that are viewed to outweigh their potential benefits; or

∎	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.
Delays, including delays caused by any of the above factors, can be costly and could negatively affect our ability to complete a clinical trial. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our product candidates.
If we are not able to use the 505(b)(2) regulatory approval pathway for regulatory approval of any of our other product candidates or if the FDA requires additional clinical or nonclinical data to support an NDA under Section 505(b)(2) than we have previously anticipated, it will likely take significantly longer, cost significantly more and be significantly more complicated to gain FDA approval for our product candidates, and in any case may not be successful.
We intend to seek FDA approval for product candidates through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or the FDCA. In general, Section 505(b)(2) allows a 505(b)(2) applicant to rely on the FDA’s finding of safety or effectiveness for an LD only to the extent that the proposed product in the 505(b)(2) application shares common characteristics with the LD. The 505(b)(2) application must include sufficient data to support differences between the LD and the proposed drug in the 505(b)(2) application. If the FDA does not agree that the 505(b)(2) regulatory pathway is appropriate or scientifically justified for one or more of our product candidates, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. For example, the FDA may not agree that we have provided a scientific bridge, through, for example, comparative bioavailability data, to demonstrate that reliance on the prior findings of safety or efficacy for an LD is justified. If we are unable to pursue a Section 505(b)(2) pathway, the time and financial resources required to obtain FDA approval for our product candidates would likely increase substantially. Moreover, the inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects.
Even though TRUDHESA was approved through the Section 505(b)(2) regulatory pathway, we cannot assure you that nonclinical studies or clinical trials that we have conducted or that we currently anticipate conducting will be sufficient for approval or that we will receive the requisite or timely approvals for commercialization of any other product candidate. Although the Section 505(b)(2) pathway allows us to rely in part on the FDA’s prior findings of safety or efficacy for approved LDs or on published literature, the FDA may determine that prior findings by the FDA or the published literature that we believe supports the safety or efficacy of one or more of our product candidates is insufficient or not applicable to our application or that additional studies will need to be conducted. To the extent that we are relying on the Section 505(b)(2) regulatory pathway based on the approval of an LD for a similar indication, the FDA may require that we include in the labeling of such our other product candidates, if approved, some or all of the safety information that is included in the labeling of the approved LD. Our approved labeling for TRUDHESA includes the safety information included in the labeling of the approved LD used for our TRUDHESA NDA, as well as the efficacy information for the LD, including a Black Box Warning. Moreover, even if our product candidates are approved through the Section 505(b)(2) regulatory pathway, the approval may be subject to limitations on the indicated

uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.
The outbreak
of COVID-19, or
similar public health crises, could have a material adverse impact on our business, financial condition and results of operations, including through disruption to our planned clinical trials, supply chains, business operations and commercialization efforts, or through delay in the FDA’s approval of our product candidates.
The COVID-19
global pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The extent to which
COVID-19
impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19,
potential waves or cycles of the pandemic or new virus variants, and the actions to contain the virus or treat its impact. For example, ineffective or uncoordinated vaccine deployment or other responses to
COVID-19,
the emergence of more virulent or infectious variants of the virus, or limitations on vaccine availability could risk increasing the duration and severity of the pandemic, which could have various negative impacts on our business, the extent of which we cannot fully predict.
Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis for our planned clinical trials may be delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. Additionally, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and we may be unable to conduct our planned clinical trials. If the global effort to control the spread of COVID-19 and
treat COVID-19 patients
continues on the current trajectory for an extended period of time, we risk a delay in activating sites and enrolling subjects as previously projected. Any such delays to our planned clinical trials for our current product candidates could impact the use and sufficiency of our existing cash reserves, and we may be required to raise additional capital earlier than we had previously planned. We may be unable to raise additional capital if and when needed, which may result in further delays or suspension of our development plans.
Further, as a result of the
COVID-19
public health emergency, we may be required in the future to develop and implement additional clinical trial policies and procedures based on new guidance and regulatory requirements promulgated by the FDA or other regulatory authorities. For example, the FDA issued guidance in March 2020, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describe a number of considerations for sponsors of clinical trials impacted by the pandemic. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to
COVID-19
infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. Additional
COVID-19
related guidance released by the FDA includes guidance addressing resuming normal drug and biologics manufacturing operations; manufacturing, supply chain, and inspections; and statistical considerations for clinical trials during the
COVID-19
public health emergency.
Infections and deaths related
to COVID-19 also
continue to disrupt certain healthcare and healthcare regulatory systems globally. Such disruptions could divert healthcare resources away from, or materially delay review by, the FDA and comparable foreign regulatory agencies. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of
our

clinical trials or delay in regulatory review resulting from such disruptions could materially adversely affect the development and study of our product candidates.
The
COVID-19
pandemic could have an adverse impact on our commercial launch plans for TRUDHESA due to the continuation of government-imposed quarantines, stay at home orders, travel restrictions, mandated business closures and other public health safety measures which may result in limiting our ability to hire a sales force prior to launch, conduct necessary trainings of such sales force and attending and presenting at various conferences or other programs. Even though TRUDHESA has been approved by the FDA, continuation of these government-imposed orders may also result in patients not visiting their healthcare providers or their pharmacies to get their prescriptions filled, in-person
interactions by sales and medical representatives in healthcare settings may be suspended, and any remote interactions may be less effective than in-person
interactions. In addition, due to the prioritization of healthcare resources toward pandemic efforts, even remote interactions may not be possible. These factors could have an adverse impact on our business and our ability to effectively launch TRUDHESA.
We currently utilize third parties to, among other things, manufacture raw materials and our product candidates, components, parts, and consumables, and to perform quality control and testing. If either we or any third-party in the supply chain for materials used in the production of our product candidates are adversely impacted by restrictions resulting from the COVID-19 pandemic,
our supply chain may be disrupted, limiting our ability to manufacture product candidates for our clinical trials.
The spread
of COVID-19, which
has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material adverse effect on our business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets and the trading prices of pharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic,
which may reduce our ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections
could materially and adversely affect our business.
The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our planned clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material adverse impact on our business, financial condition and results of operations.
Our marketed product and all of our development product candidates utilize similar drug delivery devices. If a drug delivery device in one of our clinical trials demonstrates unanticipated biocompatibility, usability, performance or safety issues in a clinical or nonclinical study for one product candidate, our entire pipeline may be adversely affected.
Our marketed product and all of our development product candidates utilize similar POD devices, which are designed to deliver the drug into the upper nasal cavity using a gas propellant. While our product candidates have been generally well tolerated in nonclinical studies and early clinical trials, patients may in the future experience different or more severe adverse events due in part to our POD device. Any failure of our POD device to demonstrate adequate biocompatibility, usability, performance or safety could adversely affect the development, approval, or commercialization of TRUDHESA or our other product candidates utilizing the same or similar POD device, including a suspension or delay of all ongoing development in our other product candidates, or our marketed product candidates, if any.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and, as a result, our stock price may decline.
From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of nonclinical studies and clinical trials and the submission of regulatory filings. All of these milestones are, and will be, based on a variety of assumptions. The actual timing of these milestones can vary significantly compared to our estimates, in some cases for reasons beyond our control. We may experience numerous unforeseen events during, or as a result of, any future clinical trials that we conduct that could delay or prevent our ability to reach subsequent milestones, receive marketing approval or commercialize our product candidates, including:

∎
the FDA and other governmental health authorities, IRBs, or ethics committees may not authorize or may delay authorizing us or our investigators to commence or continue a clinical trial or conduct a clinical trial at all or at a prospective trial site, such as by requiring us to conduct additional nonclinical studies and to programs for our product candidates submit additional data or imposing other requirements before permitting us to initiate or continue a clinical trial;

∎
we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎
clinical trials of our product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct nonclinical studies in addition to those we currently have planned or additional clinical trials or we may decide to abandon drug development programs for our product candidates;

∎
the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up
at a higher rate than we anticipate;

∎
our contractors, such as our CROs, clinical trial sites or investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

∎
we may elect to, or regulators, IRBs or ethics committees may require that, we or our investigators, suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to health risks;

∎	the cost of planned clinical trials of our product candidates may be greater than we anticipate;

∎	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

∎
our third-party suppliers, such as our contract manufacturers of the POD device and our active ingredients, may not provide us with the information we need for our marketing submissions or may not manufacture product for us that is in compliance with regulatory requirements; and

∎
our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from nonclinical or clinical testing of studies conducted by competitors that raise safety or efficacy concerns broadly about our POD technology, upper nasal cavity delivery or about our product candidates specifically.

Clinical development, regulatory review and approval by the FDA and comparable foreign authorities are lengthy, time consuming, costly, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
Our marketed product and development product candidates are subject to extensive governmental regulation relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must demonstrate through extensive nonclinical studies and clinical trials that the candidate is safe and effective for use in each target indication.
The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the acceptance of clinical data developed in foreign geographies. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve a product candidate. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. In addition, we may gain regulatory approval in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for the approved product.
Applications for our product candidates could be delayed or could fail to receive regulatory approval for many reasons, including but not limited to the following:

∎	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

∎	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

∎
the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies clinical trials or may refuse to accept data from nonclinical studies or clinical trials conducted in other geographies or jurisdictions;

∎	data collected from clinical trials may not be sufficient to support the submission of an NDA, or other submission, or to obtain regulatory approval in the United States or elsewhere;

∎
the FDA may determine that we cannot rely on the Section 505(b)(2) approval pathway for any of our product candidates, in which case we may be required to conduct additional clinical trials, provide additional data and information and meet additional standards for product approval, resulting in increased time and financial resources required to obtain FDA approval for our product candidates;

∎
the FDA may determine that we have identified the wrong LD or LDs or that approval of a Section 505(b)(2) application for any of our product candidates is blocked by patent or non-patent
exclusivity of the LD or LDs;

∎	the FDA may require us to conduct additional clinical trials depending on the safety or exploratory efficacy data from our existing and planned future clinical trials;

∎	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for our proposed indication is acceptable;

∎
the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications of third-party manufacturers with which we contract for clinical and commercial supplies;

∎
we or any third-party manufacturers may be unable to demonstrate compliance with cGMP to the satisfaction of the FDA or comparable foreign regulatory authorities, which could result in delays in regulatory approval or require us to withdraw or recall product candidates and interrupt commercial supply of our product candidates; and

∎	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.
Inadequate funding for the FDA, the SEC and other government agencies or other disruptions at these agencies could hinder these agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic,
on March 10, 2020, the FDA announced its intention to temporarily postpone most inspections of foreign manufacturing facilities and products. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic
in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. As of July 2020, and as reflected in an August 2020 guidance document last updated May 2021, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, the FDA is either continuing to, on a case-by-case
basis, conduct only mission critical inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval
inspections. Foreign
pre-approval
inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case
basis. The FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA may not be able to maintain this pace, and delays or setbacks are possible in the future. Should the FDA determine that an inspection is necessary for approval because available information raises concerns about the adequacy of the facility or site and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, the FDA may defer action on the application until an inspection can be completed. Additionally, regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic.
If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Additionally, as of June 23, 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the
COVID-19
pandemic in line with its user fee performance

goals; however, the FDA may not be able to continue its current pace and review timelines could be extended.
Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Results of earlier studies or clinical trials may not be predictive of future clinical trial results, and initial studies or clinical trials may not establish an adequate safety or efficacy profile for our product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval.
The results of nonclinical and preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. The results of preclinical studies and clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size, demographics and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. For example, our STOP301 trial for TRUDHESA primarily evaluated the safety and tolerability of TRUDHESA against the patient’s best previous migraine treatment. While exploratory efficacy endpoints were analyzed as part of the trial and were notable, the exploratory nature of the trial limits the interpretability of these results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our product candidates in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA and regulatory authorities outside the United States to market and sell these product candidates. Our failure to obtain marketing approval for our product candidates would substantially harm our business, prospects, financial condition and results of operations.
Additionally, several of our past and planned clinical trials utilize an “open-label” trial design, including our STOP301 trial for TRUDHESA. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates in clinical trials when studied in a controlled environment with a double-blind placebo or active control.
Our product candidates may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.
Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Adverse events deemed to be caused by our product candidates could have a material adverse effect on the development of our product candidates and our business as a whole. For example, the most common adverse events in our STOP301 trial evaluating TRUDHESA included nasal congestion, nausea, nasal discomfort and unpleasant taste. Moreover, we could in the future observe local toxicity in the nasal or olfactory epithelia.
If we or others identify undesirable side effects caused by our product candidates either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including:

∎	we may be unable to obtain regulatory approval for our product candidates;

∎	our clinical trials may be put on hold;

∎	regulatory authorities may withdraw approvals of our product candidates or require additional nonclinical studies or clinical trials;

∎	regulatory authorities may require additional warnings in the labeling;

∎	regulatory authorities may require us to implement a REMS;

∎	a medication guide outlining the risks of such side effects for distribution to patients may be required;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could substantially increase commercialization costs.
Some of our clinical trials for our product candidates have been, and we may in the future conduct clinical trials for our product candidates, outside the United States, and the FDA or comparable foreign regulatory authorities may not accept data from such trials.
Some of our clinical trials for our product candidates have been conducted, and we may in the future choose to conduct one or more clinical trials, outside the United States. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.
This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our product candidates in those jurisdictions.
We intend to market TRUDHESA and our other product candidates, if approved, in international markets either directly or through partnerships. Such marketing will require separate regulatory approvals in each jurisdiction and compliance with numerous and varying regulatory requirements. The approval procedures vary from jurisdiction to jurisdiction and may require additional testing that we are not required to perform to obtain regulatory approval in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any foreign market. If we or any future partner are unable to obtain regulatory approval for our product candidates in one or more significant foreign jurisdictions, then the commercial opportunity for our product candidates, as well as our financial condition, will be adversely affected.
Even if we receive regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements, which may result in significant additional expenses. Additionally, TRUDHESA and our other product candidates, if approved, could be subject to labeling and other restrictions, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
Any regulatory approvals that we receive for TRUDHESA and our other product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed, or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy. For example, under the Pediatric Research Equity Act, we are required to conduct certain juvenile animal and pediatric studies in accordance with the timelines set forth in our TRUDHESA NDA approval letter. These studies will require significant resources. We cannot predict the outcome of these studies. In addition, the manufacturing processes, labeling, packaging, distribution, adverse event, or AE, reporting, storage, advertising, promotion and recordkeeping for any approved product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, including reporting of certain adverse events, malfunctions, corrections and removals related to the POD device, registration, as well as continued compliance with cGMP for the drug products, the quality system regulation, or QSR, for medical devices and GCP for any clinical trials that we conduct post-approval.
Later discovery of previously unknown problems with an approved product, including AEs of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	holds on clinical trials;

∎	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

∎	imposition of a REMS, which may include distribution or use restrictions;

∎	requirements to conduct additional post-market clinical trials to assess the safety of the product;

∎	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

∎	manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

∎	fines, warning or untitled letters;

∎	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us, or withdrawal of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of product candidates; and

∎	injunctions or the imposition of civil or criminal penalties.
The FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
We may be subject to enforcement action by the FDA or other government agencies or competitor lawsuits or other claims, including litigation brought by the government, if we engage or are found to have engaged in improper promotion of our products.
Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including laws and regulations prohibiting marketing claims that promote the off-label
use of our products or that omit material facts or make false or misleading statements about the safety or efficacy of our products. We are responsible for training our marketing and sales force not to promote our product candidates for off-label
uses, but healthcare providers may use our products
off-label,
as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. The FDA also could conclude that a claim is misleading if it determines that there are inadequate nonclinical and/or clinical data supporting the claim, or if a claim fails to reveal material facts about the safety or efficacy of our products. If the FDA determines that our promotional labeling or advertising materials promote an off-label
use or make false or misleading claims, it could request that we modify our promotional materials or training content or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines and criminal penalties.
The FDA closely regulates the
pre-
and post-approval marketing and promotion of drugs to ensure they are promoted and marketed in compliance with the FDCA and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. For example, our labeling for TRUDHESA does not include any of the data from the exploratory efficacy endpoints that we evaluated in our Phase 3 safety clinical trial or contain any efficacy claims based on the results of this study. If the FDA disagrees with our claims or approach to describing the efficacy results from any data deemed as unreliable or uninterpretable, including our exploratory efficacy analyses, in our promotional materials, it may take enforcement action against us. In addition, without conducting head-to-head
clinical trials designed to investigate the clinical superiority of our product candidates to marketed products, we would not be able to make any such claims in our promotional materials. The FDA imposes stringent restrictions on manufacturers’ communications and promotion of their products, including specific restrictions for promotions of products with Black Box Warnings. If we promote our product candidates in a manner inconsistent with the
FDA-approved
labeling or otherwise not in compliance with the FDCA or implementing regulations, we may be subject to enforcement action. Violations of the FDCA relating to improper promotion of prescription drugs may lead to warning letters, investigations, violations under federal and state healthcare fraud and abuse laws, including the False Claims Act, as well as state consumer protection laws.
It is also possible that other federal, state or foreign enforcement authorities might take action if they determine that our promotional or training materials promote an unapproved use or make false or misleading claims, which could result in significant fines or penalties. Although our policy is to refrain from statements that could be considered off-label
promotion of our products or false or misleading claims, the FDA or another regulatory agency could disagree with the manner in which we advertise and promote our products. Violations of the FDCA may also lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws, which may lead to costly penalties and may adversely impact our business. Recent court decisions have impacted the FDA’s enforcement activity regarding off-label
promotion in light of First Amendment considerations; however, there are still significant risks in this area, in part due to the potential for False Claims Act exposure. Competitors may also object to our promotional claims, particularly with regard to clinical superiority to marketed products, which could lead to trade complaints to FDA or other actions related to unfair competition.
Many companies have also faced government investigations or lawsuits by whistleblowers who bring a qui tam
 action under the False Claims Act on behalf of themselves and the government for a variety of alleged improper marketing activities. In addition, the government and private whistleblowers have pursued False Claims Act cases against pharmaceutical companies for causing false claims to be submitted as a result of the marketing of their products for unapproved uses. If we are found to have improperly promoted our products, we may be subject to significant liability, including civil fines, criminal fines and penalties, civil damages, exclusion from federally funded healthcare programs and potential liability under the federal False Claims Act and any applicable state false claims act. In addition, we may incur liability from claims initiated under the Lanham Act or other federal and state unfair competition laws with respect to how our products are marketed and promoted. Furthermore, the off-label
use of our products may increase the risk of product liability claims. The scope of potential liability with respect to any such claims, enforcement actions, or lawsuits is uncertain, and we cannot assure you that we will not receive claims from competitors or other third parties or be subject to enforcement actions in the future from regulatory agencies. Moreover, threatened or actual government enforcement actions or lawsuits by third parties could generate adverse publicity, which could decrease demand for our products and require that we devote substantial resources that could be used productively on other aspects of our business.
Our relationships with health care professionals, institutional providers, principal investigators, consultants, potential customers and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and privacy, data protection and data security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal and state health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.
Our business operations and activities may be directly or indirectly subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. If we obtain FDA approval for any of our product candidates and begin commercializing those product candidates in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to laws of the federal government and state governments in which we conduct our business relating to privacy, data protection and data security with respect to patient information. The laws that may affect our ability to operate include, but are not limited to:

∎
the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal health care program, such as the Medicare and Medicaid programs;

∎
federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from a federal health care program, such as Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

∎
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items or services relating to health care matters;

∎
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered health care providers, health plans, and health care clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

∎
the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician or a member of the physician’s family has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral;

∎
the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, referred to as the ACA, and its implementing regulations require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to collect and report annually to the United States Department of Health and Human Services, or HHS, Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, including ownership and investment interests held by physicians and their immediate family members; beginning calendar year 2021, applicable manufacturers must collect information regarding payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives for reporting in 2022;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

∎
federal government price reporting laws, changed by the ACA to, among other things, increase the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and offer such rebates to additional populations, that require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement or discounts on our marketed drugs (participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our product candidates, increased infrastructure costs, and potentially limit our ability to offer certain marketplace discounts);

∎
the Foreign Corrupt Practices Act, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and

∎
state law equivalents and adjuncts to many of the above federal laws, such as anti-kickback, false claims, consumer protection, unfair competition, and privacy and data security laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submission of claims involving any of our product candidates or related health care services for reimbursement by any third-party payor, including public and commercial insurers; state laws that require biotech companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to health care providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to health care professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business or increase enforcement scrutiny of our activities); state laws regarding the reporting of certain pricing information; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects and obligations.

In addition, the regulatory approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the laws and regulations mentioned above, including reporting requirements detailing interactions with and payments to healthcare providers, and requirements in Europe and other jurisdictions relating to privacy, data protection and cybersecurity, among other foreign laws. In addition to health information privacy, data security, and data protection laws that apply to some of the patient data we hold, other privacy, data security and data protection laws may also apply to such data, as well as to the personal data of our employees and other individuals generally. Many of these laws governing privacy, data protection and cybersecurity differ from each other in significant ways and may not have the same effects or obligations, thus complicating compliance efforts. We expect to incur increased costs of compliance with such laws and regulations as they continue to evolve, as well as the increased risk of regulatory investigations, enforcement actions, and other claims and litigation, with the potential for significant fines, penalties, and other liabilities in the event of actual or alleged noncompliance. Any of these could adversely affect our business, financial condition, and results of operations.
The ACA, among other things, amended the intent standard of the federal Anti-Kickback Statute and criminal health care fraud statutes to a stricter standard such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, imprisonment, loss of eligibility to obtain approvals from the FDA, qui tam actions, lawsuits, government investigations, exclusion from participation in government contracting, healthcare reimbursement, or other federal or state government healthcare programs, including Medicare and Medicaid, corporate integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.
The impact of recent health care reform legislation and other changes in the health care industry and in healthcare spending on us is currently unknown, and may adversely affect our business model.
Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow on biologic products, (ii) proscribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer
50% point-of-sale discounts
off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, which has since been increased to 70% by the Bipartisan Budget Act of 2018, or the BBA, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research and (ix) established a

Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act of 2017, or the Tax Reform Act, among other things, included a provision that repealed, effective January 1, 2019, the tax-based
shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, in January 2021, President Biden issued an executive order to initiate a special enrollment period to allow people to obtain health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021, and instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is uncertain how any such challenges and the healthcare measures of the Biden administration will impact the ACA and our business. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the
ACA-mandated
“Cadillac” tax on certain high-cost employer-sponsored insurance plans and the medical device excise tax, and effective January 1, 2021, also eliminates the health insurer tax. The BBA, among other things, also amended the ACA, effective January 1, 2019, by increasing from 50% to 70%
the point-of-sale discount
that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In addition, CMS published a final rule that would give states greater flexibility, effective January 1, 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension implemented under various
COVID-19
relief legislation from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Further, there have been several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In 2020, the HHS and the CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. Additionally, the Trump and Biden administrations have both issued executive orders intended to favor government procurement from domestic manufacturers. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. It is unclear whether these new regulations will be withdrawn or when they will become fully effective under the current administration. The impact of these lawsuits as well as legislative, executive, and administrative actions of the current administration on us and the pharmaceutical industry as a whole is unclear. We expect additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
Additionally, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. It is unclear to what extent these new regulations will be implemented and to what extent these regulations or any future legislation or regulations by the Biden administration will have on our business, including our ability to generate revenue and achieve profitability. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business.
At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Such reform measures may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize TRUDHESA and our other product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.
We expect to transition the POD device used in the INP105 and INP107 clinical trials to a commercial stage POD device for pivotal clinical trials and commercialization, which may be unsuccessful or costly.
While we used for our TRUDHESA STOP301 trial the version of our POD device that we intend to use for commercialization, the version of our POD devices used in the initial clinical trials for INP105 and INP107 will need to be further refined for use in later-stage clinical trials and to enable larger scale manufacturing and distribution, if the INP105 and INP107 candidates receive regulatory approvals. We expect to transition these clinical-stage POD devices to commercial stage POD devices prior to pivotal clinical trials and commercialization. The development work on the commercial stage devices for INP105 and INP107 is ongoing. We cannot be certain that the transition from the clinical stage POD device to the commercial stage POD device will be successful or be completed on time. If we are unable to complete the transition in a timely and cost-effective manner, our clinical trials and commercialization efforts may be harmed.
Risks Related to Commercialization of TRUDHESA and Our Other Product Candidates
Our future commercial success depends upon attaining significant market acceptance of TRUDHESA and our other product candidates, if approved, among physicians, patients, health care payors and others in the medical community necessary for commercial success.
Even if we obtain regulatory approval for INP105, and INP107 or any other product candidate that we may develop or acquire in the future, TRUDHESA and these other product candidates may not gain market acceptance among physicians, health care payors, patients and the medical community. There are several approved acute treatments for migraine currently on the market, including triptans, ditans, calcitonin gene-related peptides antagonists, or gepants, lasmiditan and alternative formulations of DHE, such as Migranal, which is administered intranasally. All of these will be competitive with TRUDHESA and our level of market acceptance of TRUDHESA for the acute treatment for migraine may be lower than we expect. Market acceptance of TRUDHESA or any other approved product candidates depends on a number of factors, including:

∎	the efficacy and safety of our product candidates;

∎	perceived advantages of our product candidates over alternative treatments, such as oral, IM and IV formulations;

∎
the indications for which the product candidates are approved and the labeling approved by regulatory authorities for use with the product candidates, including any warnings, limitations or contraindications contained in a product’s approved labeling;

∎	acceptance by physicians and patients of the product candidate as a safe and effective treatment;

∎	the cost, safety and efficacy of treatment in relation to alternative treatments, including generic versions of the product candidates;

∎	the extent to which our product candidates are included on formularies of hospitals and managed care organizations;

∎	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities for the product candidates;

∎	relative convenience and ease of administration of the product candidates;

∎	the prevalence and severity of adverse side effects;

∎	the timing of market introduction of competitive product;

∎	restrictions on the distribution of our product candidates;

∎	the effectiveness of our sales and marketing efforts;

∎	unfavorable publicity relating to our product candidates; and

∎	the approval of other new therapies for the same indications.
Market acceptance is critical to our ability to generate significant revenue and become profitable. TRUDHESA and any other product candidate that is approved and commercialized, may be accepted in only limited capacities or not at all. If TRUDHESA or any other approved product candidates are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

The market for TRUDHESA and our other product candidates may not be as large as we expect.
Our estimates of the potential market opportunity for TRUDHESA and our other product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys, including surveys commissioned by us
.
These assumptions include the size of our target populations, the prevalence and incidence of each of our target indications, the number of patients receiving current treatment, the percentage of patients unsatisfied with the current treatments, the number of diagnosed but untreated patients, the compliance and adherence of patients in our target populations, the number of treatment centers and prescribing physicians and the percentage of payer acceptance. While we believe that our internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for our product candidates could be smaller than our estimates of our potential market opportunity
.
If the actual market for any of our product candidates is smaller than we expect, our product revenue may be limited, and it may be more difficult for us to achieve or maintain profitability.
In addition, the FDA has required labeling restrictions on the patients and uses of TRUDHESA and we anticipate may require similar labeling restrictions on our other product candidates that may be approved by the FDA, including but not limited to contraindications for use in certain populations. For example, upper nasal cavity drug delivery may not be appropriate for use by patients with certain pre-existing
conditions, such as chronic rhinitis, seasonal allergies or anatomical nasal obstruction.
If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved.
While certain of our executives have commercialization expertise, we do not have a sales or marketing infrastructure. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing organization.
We are building a focused sales and marketing infrastructure to market TRUDHESA and will potentially expand our focused sales and marketing infrastructure to market our other product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, including failure to receive marketing approval from the FDA, we would have prematurely or unnecessarily incurred these commercialization expenses. We may also inaccurately estimate the number of representatives needed to build our sales force, which may result in unnecessary expense or the inability to scale as quickly as needed. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize TRUDHESA and our other product candidates, if approved, on our own include:

∎	our inability to recruit, train and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

∎	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any product candidates;

∎	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors for our product candidates;

∎	the inability to price our product candidates at a sufficient price point to ensure an adequate and attractive level of profitability;

∎	restricted or closed distribution channels that make it difficult to distribute our product candidates to segments of the patient population;

∎	the lack of complementary product candidates to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

∎	unforeseen costs and expenses associated with creating an independent commercialization organization.
In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates outside of the United States or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
Problems related to large-scale commercial manufacturing could cause delays in product launches, an increase in costs or shortages of product candidates.
Manufacturing finished drug products, especially in large quantities, is complex. The commercialization of TRUDHESA will require several manufacturing steps and may involve complex techniques to assure quality and sufficient quantity, especially as the manufacturing scale increases. Additionally, if our other product candidates receive regulatory approval, they will also require several manufacturing steps and may involve complex techniques to assure quality and sufficient quantity, especially as the manufacturing scale increases. TRUDHESA and our other product candidates will need to be made consistently and in compliance with a clearly defined manufacturing process pursuant to FDA regulations. Accordingly, it will be essential to be able to validate and control the manufacturing process to assure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage, shipping, quality control and testing, may result in lot failures, delay in the release of lots, product recalls or spoilage. Success rates can vary dramatically at different stages of the manufacturing process, which can lower yields and increase costs. We may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and cause us to fail to satisfy contractual commitments, lead to delays in our clinical trials or result in litigation or regulatory action. Such actions would hinder our ability to meet contractual obligations and could cause material adverse consequences for our business.
Reimbursement for any approved products may be limited or unavailable, which could make it difficult for us to sell our product candidates profitably.
In both domestic and foreign markets, sales of any of TRUDHESA and our other product candidates, if approved, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health care programs, commercial insurance and managed health care organizations. These third-party payors decide which drugs will be covered and establish reimbursement levels for those drugs. The containment of health care costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. Cost-control initiatives could cause us to decrease the price we might establish for product candidates, which could result in lower than anticipated product revenues.
Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective relative to other alternatives, including generic products; and

∎	neither experimental nor investigational.
Adverse pricing limitations may hinder our ability to recoup our investment in our existing and any future product candidates, even if such product candidates obtain marketing approval.
Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our product candidates to the payor. Further, there is significant uncertainty related to third-party payor coverage and reimbursement of newly approved product candidates, including our product candidates if they are approved. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, TRUDHESA and our other product candidates. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize certain of our product candidates. In addition, in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new product candidates. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved product candidates, which in turn will put pressure on pricing.
Price controls may be imposed in foreign markets, which may adversely affect our future profitability.
In some countries, including member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and other countries and parallel distribution, or arbitrage between low-priced
and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.
We face substantial competition, which may result in others discovering, developing or commercializing product candidates before, or more successfully, than we do.
The development and commercialization of new and improved pharmaceutical products is highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research development of product candidates which may target the same markets as our product candidates. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our product candidates within those markets. We expect any future product candidates we develop and commercialize on our own or with our strategic partners, if approved, to compete with existing and leading products in the market on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of administration and drug delivery.

For our marketed product and development product candidates, we are aware of the following competing efforts:

∎
TRUDHESA
.    Approved acute treatments for migraine include triptans, ditans, gepants, lasmiditan and alternative formulations of DHE, such as Migranal, which is administered intranasally. Some of these competitor products have been launched. Some of these competitors are also developing product candidates that utilize alternative routes of administration, including Biohaven Pharmaceuticals, Inc., Amneal Pharmaceuticals, Inc., Satsuma Pharmaceuticals, Inc. and Zosano Pharma Corporation, whose product candidates use nasal pumps or other drug delivery technologies.

∎
INP105
.    While there are no
FDA-approved
acute treatments for agitation and aggression in ASD, commonly prescribed treatments include mostly atypical (second generation) antipsychotics. These can include risperdone (Risperdal), olanzapine (Zyprexa), quetiapine (Seroquel), aripiprazole (Abilify), ziprasidone (Geodon) and others.

∎
INP107
.    Approved treatments for the symptoms of OFF episodes in Parkinson’s include carbidopa/levodopa (both short and long-acting oral forms),
MAO-B
inhibitors,
COM-T
inhibitors, dopamine agonists, amantadine such as Gocovri, apomorphine and inhaled levodopa, such as Inbrija. In addition, there are several product candidates under development by pharmaceutical companies such as Eli Lilly & Co., Intec Pharma Ltd. and AbbVie Inc. Some of these product candidates also utilize alternative routes of administration, such as Sunovion Pharmaceuticals, Inc., whose product candidate uses a sublingual film, and Acorda Therapeutics, Inc. whose product candidate uses a dry powder inhaler.

One or more of our competitors may utilize their expertise in other methods of pharmaceutical drug delivery to develop and obtain approval for upper nasal cavity delivery products that may compete with our product candidates. These competitors may include Aegis, Optinose and other smaller pharmaceutical companies. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have had to date. Our ability to compete effectively will depend, in part, on the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position, the safety and effectiveness of our product candidates, the ease with which our product candidates can be administered and the extent to which patients accept relatively new routes of administration. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any product candidates we may develop. Competitive products may reduce the demand and price for any product candidates we develop, making them obsolete or noncompetitive before we recover the expense of developing and commercializing such product. Our competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.
We rely entirely on third parties for the manufacturing of TRUDHESA and our other product candidates that we develop for nonclinical studies and clinical trials and expect to continue to do so for commercialized products. If we encounter difficulties in negotiating manufacturing and supply agreements with third-party manufacturers and suppliers of our POD device and the active ingredients in TRUDHESA, INP105 and INP107, our ability to commercialize our other product candidates, if approved, would be impaired.
We do not own any manufacturing facilities and have limited experience in drug development and commercial manufacturing. We currently rely, and expect to continue to rely, on a limited number of experienced personnel and contract manufacturing organizations, or CMOs, and suppliers, including in some cases single-source suppliers, who assist in the production, assembly, test, validation, supply, storage and distribution of our drug-device combination product candidates in our clinical trials, and we do not control their activities. While we have developmental and commercial supply agreements in place with some of our key suppliers, we may not be able to obtain terms that are favorable to us or enter into commercial manufacturing and supply agreements at all with other necessary third parties. If we are unable to enter into such agreements on commercially reasonable terms, our ability to commercialize TRUDHESA and our other product candidates, if approved, would be impaired, and our business, financial condition and results of operations would be materially adversely affected.
If and when product sales for TRUDHESA, or other product candidates, if approved, grow, TRUDHESA and our other product candidates will require production processes to be scaled up. We will be dependent on external manufacturers and suppliers to ensure that their manufacturing processes can be scaled up adequately such that we are able to supply the market. If any of our key suppliers are unable or unwilling to scale up production, our product candidates would be impaired, and our business, financial condition and results of operations would be materially adversely affected.
Additionally, we currently have no plans to build our own clinical or commercial scale manufacturing facility. Should any of our product candidates receive approval, we would lack the resources and expertise to manufacture and test, on a commercial scale, the technical performance of our POD device and the active ingredients, and would need to incur significant expense to develop and acquire such expertise internally or partner with a third-party who possesses such expertise.
We rely on third parties to conduct nonclinical studies and clinical trials, and if they do not properly and successfully perform their obligations to do so, we may not be able to obtain regulatory approvals for our product candidates.
We rely on CROs and other third parties to assist in managing, monitoring and otherwise carrying out nonclinical and clinical trials for our product candidates. We compete with many other companies for the resources of these third parties. Any disruption in supply from any supplier or manufacturing location, including on account of the
COVID-19 pandemic,
could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects. Further, the third parties on whom we rely generally may terminate their engagements at any time. Having to enter into alternative arrangements would delay development and commercialization of our product candidates.
The FDA and comparable foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct many of our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for clinical research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.
If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our product candidates may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our nonclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates on a timely basis, or at all.

If we encounter issues with our CMOs or suppliers, we may need to qualify alternative manufacturers or suppliers, which could impair our ability to sufficiently and timely manufacture and supply product candidates.
We currently depend on third parties to manufacture and supply our POD device, the active pharmaceutical ingredients and final formulations in our product candidates. Although we could obtain each of these components from other third-party suppliers, we would need to qualify and obtain FDA approval for another contract manufacturer or supplier as an alternative source for each such component, which could be costly and cause significant delays. Each of our current manufacturing and supply agreements include limitations on our ability to utilize alternative manufacturers or suppliers during the terms of the agreements, which impairs our ability to prepare in advance for any future manufacturing and supply shortages or quality issues.
In addition, some of our suppliers conduct their manufacturing operations for us at a single facility. Unless and until we qualify additional facilities, we may face limitations in our ability to respond to manufacturing and supply issues. For example, if regulatory, manufacturing or other problems require one of these manufacturers or suppliers to discontinue production at their respective facility, or if the equipment used for the production of our POD device or the active ingredients in these facilities is significantly damaged or destroyed by fire, flood, earthquake, power loss or similar events, the ability of such manufacturer or supplier to provide components or the active pharmaceutical ingredients needed for our product candidates, or to manufacture our product candidates may be significantly impaired. In the event that these parties suffer a temporary or protracted loss of our facility or equipment, we would still be required to obtain FDA approval to qualify a new manufacturer or supplier, as applicable, as an alternate manufacturer or source for the respective component before any components manufactured by such manufacturer or by such supplier could be sold or used. To do so, we would need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidates according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize any of our approved products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture the product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies before implementing the change for our clinical supply for use in clinical trials or for commercial supply of any approved product. We may be unsuccessful in demonstrating the comparability of supplies before and after a manufacturing change, which could require the conduct of additional clinical trials and result in a delay or disruption in our clinical development plan or our ability to commercialize any approved product.
Any production shortfall that impairs the supply of our POD device or the active ingredients or any of these components could negatively impact our ability to complete clinical trials, obtain regulatory approval and commercialize our product candidates. If our product candidates receive approval, a product shortfall could have a material adverse effect on our business, financial condition and results of operations and adversely affect our ability to satisfy demand for our product candidates, which could materially and adversely affect our product sales and operating results.

If third-party manufacturers, wholesalers and distributors fail to perform as expected, or fail to devote sufficient time and resources to our product candidates, our clinical development may be delayed, our costs may be higher than expected or our product candidates may fail to be approved.
Our reliance on third-party manufacturers, wholesalers and distributors exposes us to the following risks, any of which could delay FDA approval of our product candidates and commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues:

∎
our CMOs, or other third parties we rely on, may encounter difficulties in achieving the volume of production needed to satisfy commercial demand, may experience technical issues that impact quality or compliance with applicable and strictly enforced regulations governing the manufacture of pharmaceutical products, and may experience shortages of qualified personnel to adequately staff production operations;

∎	our wholesalers and distributors could become unable to sell and deliver our product candidates for regulatory, compliance and other reasons;

∎	our CMOs, wholesalers and distributors could breach or default on their agreements with us to meet our requirements for commercialization of our product candidates;

∎
our CMOs, wholesalers and distributors may not perform as agreed or may not remain in business for the time required to successfully produce, store, sell and distribute our product candidates and we may incur additional cost;

∎	our CMOs, wholesalers and distributors may misappropriate our proprietary information; and

∎	if our CMOs, wholesalers and distributors were to terminate our arrangements or fail to meet their contractual obligations, we may be forced to delay our commercial programs.
For example, we identified increased levels of impurities in some drug vials of certain drug lots used in our TRUDHESA STOP301 trial. Vials from those drug lots were removed from the trial and we conducted a root cause investigation, identifying the likely root cause as long stoppages in the production of two lots. We have not identified any safety issues in our Phase 3 clinical trials related to exposure to the increased levels of impurity. We had a pre-NDA
meeting with the FDA on this topic and described our investigation and response to the issue in the NDA submission. At that time, the FDA did not concur that the investigation had adequately identified the root cause of the presence of impurities. While we have conducted additional investigations that have led us to believe we identified the root cause and we have worked with our CMO to avoid those conditions in future production runs, there is no guarantee that the FDA will agree that our subsequent investigations have adequately identified the root cause, or that our corrective and preventive actions have sufficiently remediated the issue.
Our reliance on third parties reduces our control over our product candidate development activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards. For example, the FDA and other regulatory authorities require that our product candidates and any products that we may eventually commercialize be manufactured according to cGMP and QSR, and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or QSR or maintain a compliance status acceptable to the FDA or other regulatory authorities or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, our third-party manufacturers will be subject to periodic inspections by the FDA and other regulatory authorities, and failure to comply with cGMP or QSR could be the basis for the FDA to issue a warning or untitled letter, withdraw approvals for product candidates previously granted to us, or take other regulatory or legal action, including request a recall or seize product candidates, total or partial suspension of production, suspension of clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of product candidates, injunction, imposing civil penalties or pursuing criminal prosecution.
Additionally, as we scale up manufacturing of our product candidates and conduct required stability testing, issues may arise involving product-packaging and third-party equipment malfunctions. These issues may require refinement or resolution in order to proceed with commercial marketing of our product candidates. In addition, quality issues may arise during scale-up
and validation of commercial manufacturing processes. Any issues in our product or delivery devices could result in increased scrutiny by regulatory authorities, delays in our regulatory approval process, increases in our operating expenses, or failure to obtain or maintain approval for our product candidates.
We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize product candidates, negatively impacting our operating results.
We continue to strategically evaluate and, as deemed appropriate, we may enter into partnerships in the future when strategically attractive, including potentially with major biotechnology or pharmaceutical companies, although there is no guarantee we will be able to enter into these agreements if we elect to do so. We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully identify and work with partners, potential partners must view our product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available product candidates for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our product candidates could delay the development and commercialization of such candidates and reduce their competitiveness even if they reach the market. In addition, we have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively or create sufficient sales.
If we fail to establish and maintain strategic partnerships related to our product candidates, we will bear all of the risk and costs related to the development of any such candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise, such as regulatory expertise, for which we have not budgeted. This could negatively affect the development of any unpartnered product candidate.
Risks Related to Our Intellectual Property
If we are not able to obtain and enforce patent protection for our technologies or product candidates, development and commercialization of our technology and product candidates may be adversely affected.
Our success depends in part on our ability to obtain, maintain, protect and enforce patents and other forms of intellectual property rights, including in-licenses of
intellectual property rights of others, relating to our product candidates, our technology such as our proprietary POD nasal drug delivery platform, and methods for treating patients using our product candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of June 30, 2021, we solely owned six issued U.S. patents, 13 pending U.S. patent applications, 29 issued foreign patents, 67 pending foreign patent applications, and two pending international applications that cover our marketed product candidates, development product candidates, and our proprietary POD nasal drug delivery platform. We may not be able to apply for patents on certain aspects of our technology and our product candidates in a timely fashion or at all. Further, we may not be able to prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of any patent applications that we license from third parties, or the ability to maintain the rights to patents licensed to third parties, and should we decide to license any of our patents to third parties in the future, we may not retain sufficient rights to prosecute and enforce such patents. Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing product candidates and technology. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to cover our technology and our product candidates or to provide meaningful protection from our competitors. Moreover, the patent position of biotechnology and pharmaceutical companies can be highly uncertain because it involves complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely affect our position in the market.
The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. As such, we do not know the degree of future protection that we will have on our proprietary product candidates and drug delivery system. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. While we will endeavor to try to protect our technology and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and sometimes unpredictable. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.
We may be required to spend significant resources to monitor and protect our intellectual property rights. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with our offerings, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Once granted, patents may remain open to opposition, interference, re-examination,
post-grant review,
inter partes
review, nullification or derivation action before patent offices for a given period after allowance or grant, during which time third parties can raise objections against such initial grant, or in court. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets, or other intellectual property as an inventor or co-inventor.
For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.
In addition, there can be no assurance that:

∎
others will not or may not be able to make, use or sell upper nasal cavity product candidates that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own;

∎	we or our existing or future collaborators are the first to make the inventions covered by each of our issued patents and pending patent applications that we own;

∎	we, or our existing or future collaborators, are the first to file patent applications covering certain aspects of our inventions;

∎	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	a third party will not challenge our patents and, if challenged, a court would hold that our patents are valid, enforceable and infringed;

∎	any issued patents that we own or have licensed will provide us with any competitive advantages, or will not be challenged by third parties;

∎	we may develop additional proprietary technologies that are patentable;

∎	the patents of others will not have a material or adverse effect on our business, financial condition, results of operations and prospects; and

∎
our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

If we, our licensor or collaborators fail to maintain the patents and patent applications covering our technology or product candidates, our competitors might be able to enter the market, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for certain aspects of our technology and our product candidates, we also consider trade secrets, including confidential and unpatented know-how, important
to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in
part, by entering
into non-disclosure and
confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, we cannot be certain that such agreements have been entered into with all relevant parties. In addition, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Other companies or organizations may challenge our or our licensor’s patent rights or may assert patent rights that prevent us from developing and commercializing our product candidates.
The issued patents and pending patent applications in the United States and in key markets around the world that we own or license claim many different devices, compositions and methods, including processes relating to the discovery, development, manufacture and commercialization of upper nasal cavity drug delivery. As the field of upper nasal cavity drug delivery continues to mature, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue and, if they do, as to when, to whom, and with what claims. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to successfully compete.
We may not be able to protect our intellectual property rights throughout the world.
Obtaining a valid and enforceable issued or granted patent covering our technology in the United States and worldwide can be extremely costly, and our or our licensor’s or collaborators’ intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In jurisdictions where we or our licensor or collaborators have not obtained patent protection, competitors may seek to use our or their technology to develop their own products and further, may export otherwise infringing products to territories where we or they have patent protection, but where it is more difficult to enforce a patent as compared to the United States. Competitor products may compete with our future product candidates in jurisdictions where we do not have issued or granted patents or where our or our licensor’s or collaborators’ issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly relating to pharmaceuticals. This could make it difficult for us or our licensor or collaborators to prevent the infringement of our or their patents or marketing of competing products in violation of our or their proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our and our licensor’s or collaborators’ efforts and attention from other aspects of our business, could put our and our licensor’s or collaborators’ patents at risk of being invalidated or interpreted narrowly, and our and our licensor’s or collaborators’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensor or collaborators. We or our licensor or collaborators may not prevail in any lawsuits that we or our licensor or collaborators initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.
We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, various scopes of patent protection may be granted on the same product candidate or technology.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensor or collaborators encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensor or collaborators are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business, financial condition, results of operations and prospects may be adversely affected.
We, our collaborators, or any future strategic partners may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our technology or product candidates, or put our patents and other proprietary rights at risk.
Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds
for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a materially misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of our platform technology. Such a loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license
is offered and our competitors gain access to the same technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our technology or our product candidates, and we, our licensor or collaborators, or any future strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights. We might be required to litigate or obtain licenses from third parties in order to develop or market our technology or our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.
We, our collaborators, or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, post grant review and inter partes
 review proceedings before the USPTO, and corresponding foreign patent offices. We have previously received communications from third parties claiming that our technology infringes on their patents. While we do not believe that these claims have merit, we cannot be certain that these third parties would not pursue infringement claims against us. There are issued and pending patents that might claim aspects of our technology and our product candidates, and modifications that we may need to apply to our technology or our product candidates. Thus, it is possible that one or more individuals or organizations will hold patent rights to which we will need a license. If those individuals or organizations refuse to grant us a license to such patent rights or refuse to grant us a license on reasonable terms, we may not be able to market product candidates or perform research and development or other activities covered by these patents which could have a material and adverse effect on our business, financial condition, results of operations and prospects. We are obligated under certain of our license and collaboration agreements to indemnify and hold harmless our licensor or collaborators for damages arising from intellectual property infringement by us. If we, our licensor or collaborators, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have infringed willfully. In addition, we, our licensor or collaborators, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which
could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or our existing or future collaborators may be unable to effectively market our technology or our product candidates, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation could divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.
Because the upper nasal cavity therapeutics landscape is still evolving, it is difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our technology or our product candidates or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize our technology or our product candidates until such patents expire or unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents held by third parties of which we are not aware that, if found to be valid and enforceable, could be alleged to be infringed by our POD nasal drug delivery platform and related technologies and product candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our POD nasal drug delivery platform and related technologies and product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, including potentially treble damages and attorneys’ fees for willful infringement, and we may be forced to abandon our technology or our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.
It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technology, our product candidates or the use of our product candidates. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our product candidates. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our technology or our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our technology or our product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Intellectual property rights of third parties could delay the development timeline with respect to one or more of our product candidates.
TRUDHESA includes a prior-approved formulation of our active pharmaceutical ingredient and our INP105 and INP107 product candidates include prior-approved active pharmaceutical ingredients. We are not aware of any unexpired patents that cover these active pharmaceutical ingredients, and there are no unexpired patents or regulatory exclusivities listed on the FDA Orange Book for the formulation we are using in TRUDHESA. However, it is possible that one or more individuals or organizations will hold patent rights to which we will need to obtain a license. If those individuals or organizations refuse to grant us a license to such patent rights or refuse to grant us a license on commercially reasonable terms, our development timeline with respect to one or more of our product candidates may be materially and adversely delayed.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.
We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may be subject to claims that we or our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or their former employers. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.
Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our technology or our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Patent terms may be inadequate to protect our competitive position on our technology or our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest
U.S. non-provisional filing
date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our technology or our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to our products.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with
these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm or rely on our outside counsel to pay these fees due to the USPTO and non- U.S. patent agencies. The USPTO and various non-U.S. governmental
patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance
can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.
Changes in U.S. patent
and ex-U.S. patent
laws could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other ex-U.S. jurisdictions
could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the United States, numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, some of which cases either narrow the scope of patent protection available in certain circumstances or weaken the rights of patent owners in certain situations. For example, the decision by the U.S. Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes a claim to a nucleic acid having a stated nucleotide sequence that is identical to a sequence found in nature and unmodified. We currently are not aware of an immediate impact of this decision on our patents or patent applications because we are developing product candidates that contain modifications that we believe are not found in nature. However, this decision has yet to be unambiguously interpreted by courts and by the USPTO. We cannot assure you that the interpretations of this decision or subsequent rulings will not adversely impact our patents or patent applications. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, and similar legislative and regulatory bodies in other countries in which may pursue patent protection, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the U.S. transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Assuming that other requirements for patentability are met, prior to March 2013, in the U.S., the first to invent the claimed invention was entitled to the patent, while outside the U.S., the first to file a patent application was entitled to the patent. A third party that files a patent application in the USPTO after March 2013, but before we do, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

Since patent applications in the U.S. and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes
review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, and results of operations.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Our Employee Matters, Managing Growth and Other Risks Related to Our Business
We may encounter difficulties in managing our growth and expanding our operations successfully.
As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers, manufacturers and other third parties. Future growth will impose significant added responsibilities on members of our management. Our future financial performance and our ability to commercialize TRUDHESA and our other product candidates, if approved, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and, if necessary, sales and marketing personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or disrupt our operations.
If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.
We are highly dependent on members of our senior management, including Adrian Adams, our President and Chief Executive Officer, John Hoekman, Ph.D., Chief Technology and Development

Officer and one of our founders, John Leaman, M.D., our Chief Financial Officer, Leonard S. Paolillo, our Chief Commercial Officer, and Stephen Shrewsbury M.B. ChB., our Chief Medical Officer. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. Also, each of these persons may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.
Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors, including our scientific co-founders,
may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We will need to hire additional accounting, finance and other personnel and make further investments in processes and systems in connection with these efforts. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a non-accelerated
filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Employees may also misappropriate information in violation of applicable insider trading laws, which could also seriously harm our reputation even if we are not deemed to be at fault. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.
We face an inherent risk of product liability as a result of the commercial sale of TRUDHESA and any other approved product candidate, as well as from clinical testing of our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	injury to our reputation;

∎	decreased demand for our product candidates or products that we may develop;

∎	withdrawal of clinical trial participants;

∎	costs to defend the related litigations;

∎	a diversion of management’s time and our resources;

∎	substantial monetary awards to trial participants or patients;

∎	product recalls, withdrawals, or labeling, marketing or promotional restrictions;

∎	loss of revenue;

∎	the inability to successfully commercialize TRUDHESA and our other product candidates, if approved; and

∎	a decline in our stock price.
Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of product candidates we develop. We currently carry product liability insurance covering the commercial sale of TRUDHESA and our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, we could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, and results of operations.
The security of the information technology systems used in our business may be compromised, and confidential information, including non-public
personal information, could be improperly disclosed.
Our information technology systems, and those of our contractors, service providers and consultants, may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, as well as employee, vendor, or contractor errors or malfeasance. As part of our business, we and our contractors and consultants maintain large amounts of confidential information, including non-public
personal information on patients and our employees. Breaches in security and other information security events and incidents, including from ransomware, other malicious code, and other cyberattacks, could result in interruption to our systems and operations, or those of our contractors, consultants or our respective service providers, and the loss, unavailability, and unauthorized modification, use, acquisition or disclosure of information, including information subject to intellectual property protection or for which the loss or other compromise of such information may lead to the loss of intellectual property protection. Any such breach or other incident may result in significant costs to remediate and otherwise respond, including efforts to analyze, correct, eliminate, remediate or work around deficiencies in our systems or our security measures, recover and validate data, and to address any applicable legal or contractual obligations. Further, any actual or perceived breach in security or security incident may result in potential regulatory actions or litigation, including material claims for damages, interruption to our operations, delays in regulatory filings and approvals, damage to our reputation or otherwise have a material adverse effect on our business, financial condition and operating results. Like many businesses, we have been in the past, and may again be in the future, subject to phishing attacks. In 2018 we experienced a successful phishing attack. While we were able to swiftly contain and remediate this incident, without a material impact to our business, there can be no assurances that we will be able to defend against or successfully remediate any such attacks that may occur in the future. Further, companies have experienced an increase in phishing and social engineering attacks from third parties, including in connection with the
COVID-19
pandemic. Also, due to the
COVID-19
pandemic, the majority of our employees are working remotely. As a result, we may have increased cybersecurity and data security risks, due to increased use of home wi-fi
networks and virtual private networks, as well as increased disbursement of physical machines. While we have implemented IT controls to reduce the risk of a cybersecurity or data security breach or incident, there is no guarantee that these measures will be adequate to safeguard all systems, especially with an increased number of employees working remotely. While we expect to implement and maintain appropriate information security policies and systems in order to prevent unauthorized loss, unavailability, modification, use or disclosure of confidential information, including non-public
personal information and other information relating to individuals, there can be no assurance that any such loss, unavailability, modification, use or disclosure will not occur. We incur significant costs in an effort to detect and prevent security breaches and other security-related incidents and we expect our costs will increase as we make improvements to our systems, policies and processes to prevent further breaches and incidents. In the event of a future breach or incident, we could be required to expend additional significant capital and other resources in an effort to prevent further breaches or incidents, which may require us to divert substantial resources. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address the incident or breach and its root cause. Each of these could require us to divert substantial resources.
While we maintain insurance with respect to cybersecurity, our insurance may be insufficient to cover all liabilities incurred by us in connection with any privacy or cybersecurity incidents. We also cannot be certain that any insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance
requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.
If we acquire complementary business or technologies in the future, we may be unable to integrate such acquired businesses and technologies successfully or fail to achieve the expected benefits.
Although we have not made any acquisitions to date, our business strategy in the future may include acquiring other complementary therapies, products, technologies or businesses. We also may enter into relationships with other businesses to expand our domestic and international operations. An acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, therapies, technologies, products, services, personnel or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities.
Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. Even if we do successfully complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, securities analysts and investors.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses incurred in taxable years beginning on or prior to December 31, 2017, will carry forward to offset future taxable income, if any, until such unused losses expire. Under the Tax Reform Act, as modified by the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely but the deductibility of such federal net operating losses is limited to 80% of current year taxable income in taxable years beginning after December 31, 2020. As a result, our net operating loss carryforwards generated in taxable years beginning on or before December 31, 2017, may expire prior to being used, and the deductibility of our net operating loss carryforwards generated in taxable years beginning after December 31, 2017 in taxable years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to the Tax Reform Act or the CARES Act. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code) if we undergo, or have undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional ownership changes in the future. If we undergo an ownership change (or if we previously underwent such an ownership change), our ability to use all of our pre-change
net operating loss carryforwards and other
pre-change
tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.
Changes in U.S. tax law could adversely affect our financial condition and results of operations.
The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, on March 27, 2020, the CARES Act was enacted, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus
outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Future changes in U.S. tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisors regarding the implications of potential changes in U.S. tax laws on an investment in our common stock.
Risks Related to Our Common Stock and this Offering
The market price of our Common Stock may be volatile.
The market price of our common stock has been and may continue to be volatile. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus entitled “Risk Factors” and the following:

∎	our ability to successfully commercialize TRUDHESA;

∎	receipt of marketing approval for our other product candidates;

∎	results of nonclinical studies and clinical trials of our product candidates, or those of our competitors or our existing or future collaborators;

∎	introductions and announcements of new product candidates by us, our future commercialization partners, or our competitors, and the timing of these introductions or announcements;

∎	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our product candidates;

∎	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

∎	the success of competitive products or technologies;

∎	actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing terms;

∎	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

∎	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

∎	developments concerning any future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

∎	market conditions in the life sciences and pharmaceutical sectors;

∎	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

∎	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates and products;

∎	our ability or inability to raise additional capital and the terms on which we raise it;

∎	the recruitment or departure of key personnel;

∎	changes in the structure of healthcare payment systems;

∎	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

∎	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

∎	fluctuations in the valuation of companies perceived by investors to be comparable to us;

∎	announcement and expectation of additional financing efforts;

∎	speculation in the press or investment community;

∎	trading volume of our common stock;

∎	sales of our common stock by us or our stockholders;

∎	the concentration in ownership of our common stock;

∎	changes in accounting principles;

∎	potential litigation or the threat thereof;

∎	terrorist acts, acts of war or periods of widespread civil unrest;

∎	natural disasters and other calamities; and

∎	general economic, industry and market conditions.
In addition, the stock market in general, and the markets for pharmaceutical and medical device stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of these companies, including as a result of the COVID-19 pandemic. These
broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
As of June 30, 2021, our executive officers, directors and their respective affiliates owned approximately 50% of our voting stock. As a result, these stockholders, if acting together, have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.
After this offering, we will have 22,470,914 shares of common stock outstanding (or 22,920,914 shares of common stock outstanding if the underwriters exercise their option to purchase additional shares) based on the number of shares outstanding as of June 30, 2021. As of the date of this prospectus, 13,114,355 shares of our outstanding common stock remain subject to lock-up agreements or market standoff provisions through October 19, 2021, which prohibit the holders of these shares from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock. In connection with this offering, our officers and directors and their affiliated funds have entered into additional lock-up agreements with Cowen and Company, LLC and Guggenheim Securities, LLC, which agreements impose similar selling restrictions on an aggregate of 9,720,865 shares through the 90th day after the date of this prospectus (or through the 60th day after the date of this prospectus in the case of the affiliated funds). We cannot predict what effect, if any, the expiration of these selling restrictions will have on the market price of our common stock.
We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.
We could be an emerging growth company until December 31, 2026, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates
exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt
during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth
companies and the date on which we will adopt the recently issued accounting standard.
Anti-takeover provisions in our restated certificate of incorporation and our restated bylaws and under Delaware or Washington law could make an acquisition of our business, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Our restated certificate of incorporation and our restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

∎	establish a classified board of directors so that not all members of our board are elected at one time;

∎	permit only the board of directors to establish the number of directors and fill vacancies on the board;

∎	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

∎	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

∎	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

∎	eliminate the ability of our stockholders to call special meetings of stockholders;

∎	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

∎	prohibit cumulative voting; and

∎	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.” Any of these provisions of our charter documents or Delaware or Washington law could, under certain circumstances, depress the market price of our common stock.
Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and our restated bylaws designate federal district courts as the sole and exclusive forum for actions under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.
Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under the DGCL: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision.
Our restated bylaws also provide that the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
General Risk Factors
Natural disasters, catastrophic events and calamities including epidemics and pandemics may disrupt our business.
Natural disasters or other catastrophic events may damage or disrupt our operations and thus could harm our business. For example, our headquarters are located in Seattle, Washington, an earthquake-prone area. A natural disaster or catastrophic event in Seattle could interrupt our operations and impair access to internal systems, documents, and materials critical to the operation and growth of our business.
Further, occurrences of epidemics or pandemics, depending on their scale, may result in damage to the national and local economies within our geographic area. Global economic conditions may be disrupted by widespread outbreaks of infectious or contagious diseases, and such disruption may adversely affect clinical development plans. See “Risk Factors
—The outbreak of
COVID-19,
or similar
public health crises, could have a material adverse impact on our business, financial condition and results of operations, including the execution of our planned clinical trials.
”
As we grow, the need for business continuity planning and disaster recovery plans will become increasingly important. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business could be harmed.
We and our CMOs must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant costs or liabilities.
We and our CMOs are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We are uninsured for third-party injury from contamination.
Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Further, with respect to the operations of our CMOs, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our product candidates, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.
The trading market for our common stock can be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our nonclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These forward-looking statements are subject to several risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed in the section titled “Risk Factors” and elsewhere in this prospectus, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

∎	our ability to successfully execute our commercialization strategy for TRUDHESA;

∎
our ability to maintain regulatory approval of TRUDHESA and to obtain and maintain regulatory approval of our other product candidates, and any related restrictions, limitations or warnings in the label of any approved product;

∎	the timing or likelihood of regulatory filings and approvals;

∎	the size and growth potential of the markets for TRUDHESA and our other product candidates, if approved for commercial use, and our ability to serve those markets;

∎	the success, cost and timing of our development activities, preclinical studies and clinical trials;

∎	the number, size and design of clinical trials that regulatory authorities may require to obtain marketing approval;

∎
our plans relating to the future development and manufacturing of our product candidates, including plans for future development of our POD devices and plans to address additional indications for which we may pursue regulatory approval;

∎
future agreements with third parties in connection with preclinical and clinical development as well as the manufacture and commercialization of TRUDHESA and our other product candidates, if approved for commercial use;

∎	our ability to attract customers for any approved products;

∎	the effect of litigation, complaints or adverse publicity on our business;

∎	our ability to establish and expand our sales force to address effectively the new indications, geographies and types of organizations we intend to target;

∎	our ability to forecast and maintain an adequate rate of revenue growth and appropriately plan our expenses;

∎	our liquidity and working capital requirements;

∎	our ability to attract and retain qualified employees and key personnel;

∎	our ability to protect and enhance our brand and intellectual property;

∎	the costs related to defending intellectual property infringement and other claims;

∎	privacy, data security, and data protection laws, actual or perceived privacy or data breaches or other data security incidents, or the loss of data;

∎	future regulatory, judicial, and legislative changes in our industry;

∎	future arrangements with, or investments in, other entities or associations, products, services or technologies;

∎	the adequacy of our financial resources following this offering to fund our operations; and

∎	our use of the net proceeds from this offering.
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the section titled “Risk Factors” and elsewhere in this prospectus. The risks described in the section titled “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS
We estimate that the net proceeds from our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $51.8 million, or $59.7 million if the underwriters exercise their option to purchase additional shares in full.
Each $1.00 increase (decrease) in the assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, would increase (decrease) the net proceeds to us from this offering by $2.8 million, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the net proceeds that we receive from this offering by $17.5 million, assuming that the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.
We intend to use the net proceeds we receive from this offering to fund the initial and ongoing commercial launch activities and market development of TRUDHESA, advance INP105 into a clinical proof-of-concept
trial in patients with ASD and for working capital and general corporate purposes.
Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash and cash equivalents as of June 30, 2021, will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least 18 months. Until such time as we can generate significant revenue from sales of our products, if ever, we expect to finance our future operations, including the development of our product candidates, through the sale of additional equity, debt financings or other capital sources.
The amounts we actually spend in these areas, and the timing of such spending, may vary significantly from our current intentions and will depend on a number of factors, including the success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.
The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our clinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and clinical trials and those which we may commence in the future, the product approval process with the FDA and other regulatory agencies, any collaborations we may enter into with third parties and any unforeseen cash needs. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. We may use a portion of the net proceeds for the acquisition of, or investment in, businesses that complement our business, although we have no present commitments or agreements to do so. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
Pending the uses described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our capital stock is limited by the terms of our existing loan and security agreement with Oxford Finance LLC, as the collateral agent and a lender, and Silicon Valley Bank, as a lender.

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2021 on:

∎	an actual basis; and

∎
an adjusted basis, giving effect to the sale of 3,000,000 shares of common stock in this offering, based upon an assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our interim financial statements and related notes, each included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
	(Unaudited)
Cash and cash equivalents	$60,948	$112,781

Long-term debt	$8,857	$8,857
Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	–	–
Common stock, $0.001 par value; 300,000,000 shares authorized; 19,470,914 shares issued and outstanding, actual; 300,000,000 shares authorized, 22,470,914 shares issued and outstanding, as adjusted	19	22
Additional paid-in capital	216,314	268,144
Accumulated deficit	(165,035)	(165,035)

Total stockholders’ equity	51,298	103,131

Total capitalization	$60,155	$111,988

(1)
The as adjusted information is illustrative only and will change based on the actual public offering price and other terms of this offering as determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, would increase (decrease) each of our as adjusted cash, additional paid-in-capital,
total stockholders’ (deficit) equity and total capitalization by approximately $2.8 million, assuming that the number of shares offered remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) each of our as adjusted cash, additional paid-in-capital,
total stockholders’ equity and total capitalization by approximately $17.5 million, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

The table above excludes the following shares:

∎	2,770,785 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2021, with a weighted-average exercise price of $6.25 per share;

∎	621,010 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $12.48 per share;

∎	71,522 shares of our common stock issuable upon the exercise of warrants issued after June 30, 2021, with an exercise price of $8.389 per share; and

∎
2,449,021 shares of common stock reserved for future issuance under our stock-based compensation plans as of June 30, 2021, consisting of (i) 2,173,021 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan as of June 30, 2021 and (ii) 276,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of June 30, 2021 was $51.3 million, or $2.63 per share, based on 19,470,914 shares of common stock outstanding as of June 30, 2021.
Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale in this offering of 3,000,000 shares of our common stock at an assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2021 would have been approximately $103.1 million, or $4.59 per share of our common stock. This represents an immediate increase in net tangible book value of $1.96 per share to our existing stockholders and an immediate dilution of $14.06 per share to investors in this offering, as illustrated in the following table:

Assumed public offering price per share		$18.65
Historical net tangible book value per share as of June 30, 2021	$2.63
Increase in net tangible book value per share attributable to new investors participating in this offering	1.96

As adjusted net tangible book value per share after this offering		4.59

Dilution in as adjusted net tangible book value per share to new investors in this offering		$14.06

Each $1.00 increase (decrease) in the assumed public offering price of $18.65 per share, which is the last reported sale price of our common stock on the Nasdaq Global Market on September 3, 2021, would increase (decrease) our as adjusted net tangible book value by $2.8 million, or $0.13 per share and the dilution in as adjusted net tangible book value per share to new investors in this offering by $0.87 per share, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered in this offering would increase our as adjusted net tangible book value by approximately $17.5 million, or approximately $0.55 per share, and would increase dilution per share to new investors in this offering by approximately $0.55 per share and each decrease of 1,000,000 shares in the number of shares of common stock offered in this offering would decrease our as adjusted net tangible book value by approximately $17.5 million, or approximately $0.60 per share, and would decrease dilution per share to new investors in this offering by approximately $0.60 per share, assuming the assumed public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase additional shares, the as adjusted net tangible book value per share after this offering would be $4.84 per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $0.25 per share and the dilution to new investors in this offering would be $0.25 per share.
To the extent that any outstanding stock options or warrants are exercised, or new stock options or warrants are issued under our equity incentive plans, or we issue additional equity in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our stockholders.
The number of shares of common stock outstanding as of June 30, 2021 excludes:

∎	2,770,785 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2021, with a weighted-average exercise price of $6.25 per share;

∎	621,010 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $12.48 per share;

∎	71,522 shares of our common stock issuable upon the exercise of warrants issued after June 30, 2021, with an exercise price of $8.389 per share; and

∎
2,449,021 shares of common stock reserved for future issuance under our stock-based compensation plans as of June 30, 2021, consisting of (i) 2,173,021 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan as of June 30, 2021 and (ii) 276,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and consolidated results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.
Overview
We are a commercial-stage biopharmaceutical company developing transformative therapies for people suffering from diseases with high unmet medical needs, with an initial focus on the central nervous system, or CNS. Our company was founded on the premise that the upper nasal cavity can be an optimal treatment entry point for CNS and other diseases where rapid vascular absorption can result in superior clinical outcomes. Our strategy is to pair our proprietary Precision Olfactory Delivery, or POD, upper nasal delivery technology with well-established therapeutics or other therapeutics where rapid vascular absorption is preferred to drive therapeutic benefit, improve patient outcomes, reduce drug development risk and expand the commercial opportunity within our target diseases. On September 2, 2021 the U.S. Food and Drug Administration, or FDA, approved our new drug application, or NDA, for TRUDHESA, for the acute treatment of migraine headaches with or without aura in adult patients. The commercial launch of TRUDHESA is planned for early October 2021. Since 2016, we have identified and advanced multiple product candidates, including INP105 for the acute treatment of agitation and aggression in patients with Autism Spectrum Disorder, or ASD. Our pipeline of proprietary product candidates also includes INP107 for the treatment of OFF episodes in Parkinson’s Disease.
We have retained all development and commercial rights to each of our product candidates. Given the concentrated prescriber base of our target market for TRUDHESA and our other product candidates, we believe we will be able to independently commercialize TRUDHESA and each of our other existing product candidates, if approved. We are planning to launch with a specialty sales team of approximately 60 representatives for TRUDHESA. We would then build and leverage a central commercial and market development organization comprised of market access, medical affairs, patient support, marketing and operations to support ongoing sales activities.
We have built out an internal research and development team and also used and plan to continue to use third-party contract research organizations, or CROs, to carry out our preclinical and clinical development. We rely on third-party contract manufacturing organizations, or CMOs, to manufacture and supply our clinical materials to be used during the development of our product candidates. These CMOs are currently manufacturing commercial stage POD devices for TRUDHESA, which we used for our Phase 1 clinical trial, our registration lots and our STOP301 trial, and we intend to use for commercial launch of TRUDHESA. CMOs are currently manufacturing clinical stage POD devices for INP105 and INP107, which we expect to transition to a commercial stage POD device for pivotal studies and commercialization. The development work on the commercial stage POD device for INP105 is ongoing while the commercial formulation and drug production are scaled to commercial level.
From inception through June 30, 2021, we have funded our operations through proceeds from the sale of equity securities, including proceeds from the sale and issuance of common stock, redeemable convertible preferred stock, warrants, debt and convertible notes. We have incurred significant operating losses to date. Our net losses were $26.8 million and $22.7 million for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, we had an accumulated deficit of $165.0 million and cash and cash equivalents of $60.9 million.
We expect our expenses and net losses to increase significantly as we prepare to commercialize TRUDHESA, continue our development of, and seek regulatory approvals for, our other product candidates, and begin to commercialize any approved products as well as hire additional personnel, protect our intellectual property and incur additional costs associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter
and
year-to-year,
depending on the timing of our clinical studies and trials, associated manufacturing needs, commercialization activities if our product candidates are approved and our expenditures on other research and development activities.
Until such time as we can generate significant revenue from sales of our products, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our product candidates or delay our efforts to advance and expand our pipeline.
COVID-19
We are continuing to proactively monitor the
COVID-19
global pandemic. We have been monitoring the potential impact on our business that may result from this rapidly evolving crisis and to avoid any unnecessary potential delays to our programs. The safety and well-being of employees, patients and partners is our highest priority. To date, we have continued to operate without material impact on our business.
In response to the
COVID-19
pandemic, we have implemented or are planning to implement various strategies to minimize any disruptions to our potential commercialization of TRUDHESA and our planned clinical trials. As of the date of this prospectus, we do not expect any disruption in our supply chain of drugs necessary to initially launch TRUDHESA and to conduct our clinical trials. However, we are continuing to evaluate our clinical supply chain in light of the
COVID-19
pandemic. Numerous state and local jurisdictions have imposed, and others in the future may impose,
“shelter-in-place”
orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of
COVID-19.
We are supporting our employees by utilizing remote work, leveraging virtual meeting technology and encouraging employees to follow local guidance.
The global pandemic
of COVID-19 continues
to rapidly evolve. The extent to
which COVID-19 may
impact our business, including our clinical trials, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.
Financial Operations Overview
Operating Expenses
Research and Development
Research and development costs are expensed as incurred. Research and development expenses consist primarily of salaries, benefits and other staff-related costs, including associated stock-based compensation, laboratory supplies, nonclinical and clinical studies and trials, manufacturing, costs for product candidates and POD devices to support our studies and trials, to design new versions of PODs, vendor validation and quality control preparation and fees paid to other entities that conduct certain research and development activities on our behalf.
We accrue for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from our external service providers. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed. In addition, we account for fully refundable research and development tax credits, based on 43.5% of qualified research and development expenditures of our Australian subsidiary, as an offset to research and development expenses.
We track our direct costs by product candidate, but we do not allocate overhead costs or certain external costs because they support multiple product candidates. In particular, with respect to internal costs, several of our departments support multiple product candidate research and development programs, and we do not allocate those costs by product candidate.
We expect to continue to incur significant research and development expenses over the next several years as our clinical programs progress and we seek to complete existing clinical studies and trials and initiate additional nonclinical and clinical studies and trials and pursue regulatory approval of our product candidates.
The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. Our research and development expenses may vary significantly based on factors such as:

∎	the phases of development of our product candidates;

∎	the progress and results of our research and development activities;

∎	the number of trials required for regulatory approval of our product candidates;

∎	the number of sites included in the trials;

∎	the countries in which the trials are conducted;

∎	the length of time required to enroll eligible subjects and initiate clinical trials;

∎	the number of subjects that participate in the trials;

∎	the drop-out and discontinuation rate of subjects;

∎	potential additional safety monitoring requested by regulatory agencies;

∎	the duration of subject participation in the trials and follow-up;

∎	the cost and timing of manufacturing of our product candidates;

∎	the receipt of regulatory approvals from applicable regulatory authorities;

∎	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

∎	the hiring and retention of research and development personnel;

∎	the impact of the COVID-19 pandemic or other future pandemics on timelines and clinical operations, which may lead to increased costs, delays or both; and

∎	the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.
A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

General and Administrative
Our general and administrative expenses consist primarily of employee-related expenses, including salaries, benefits, travel and stock-based compensation for our personnel in executive, finance and accounting, human resources, and other administrative functions, as well as fees paid for accounting, legal and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. We also expect selling and marketing costs to increase significantly as we prepare for the expected commercial launch of TRUDHESA, including the continued build out of our specialized sales force and further growth of our commercial infrastructure thereafter. We will incur additional expenses associated with operating as a public company, including increased expenses related to audit, legal, regulatory, and tax-related
services associated with maintaining compliance with the rules and regulations of the SEC and standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities and other administrative and professional services.
Other (Expense) Income, Net
Other (expense) income, net, consists of interest earned on our cash, interest expense on our borrowings, and changes in the fair value of our redeemable convertible preferred stock warrant liabilities and convertible notes.
Consolidated Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2020
The following tables summarize our results of operations for the periods presented.

	Six Months Ended June 30,
	2021	2020	Change
	(in thousands)
Operating expenses:
Research and development	$10,174	$13,391	$(3,217)
General and administrative	14,633	9,374	5,259

Total operating expenses	24,807	22,765	2,042

Loss from operations	(24,807)	(22,765)	(2,042)

Other (expense) income, net	(1,966)	84	(2,050)
Loss before income taxes	(26,773)	(22,681)	(4,092)
Provision for income taxes	—	—	—

Net loss and comprehensive loss	$(26,773)	$(22,681)	$(4,092)

Research and Development
Research and development expenses were $10.2 million for the six months ended June 30, 2021, compared to $13.4 million for the six months ended June 30, 2020. The decrease of $3.2 million was primarily due to a decrease in program specific costs supporting clinical development of our product candidates, primarily for TRUDHESA, as clinical trials either closed or neared completion.

The following tables summarize our results of operations for the periods presented.

	Six Months Ended June 30,
	2021	2020	Change
		(in thousands)
Program-specific costs:
TRUDHESA	$3,240	$6,943	$(3,703)
INP105	686	170	516
Other programs	28	297	(269)

Total program-specific costs	$3,954	$7,410	$(3,456)

Non program-specific costs:
Personnel-related	$5,256	$4,935	$321
Internal, overhead and other expenses	964	1,046	(82)

Total non program-specific costs	6,220	5,981	239

Total research and development expenses	$10,174	$13,391	$(3,217)

General and Administrative
General and administrative expenses were $14.6 million for the six months ended June 30, 2021, compared to $9.4 million for the six months ended June 30, 2020. The increase of $5.2 million was primarily due to the ramp up of commercial and marketing related activity to prepare for the approval of TRUDHESA. Sales related expenses increased by $1.5 million, marketing expense increased by $3.2 million, and market access & commercialization expense increased by $1.2 million. Finance, administrative, and executive expense increased by $0.9 million primarily due to the increase in IT related expense, board compensation and recruiting fees in 2021. These were offset in part by a decrease in general and administrative salary and benefits by a net $1.6 million primarily due to a decrease in stock compensation expense.
Other Expense, Net
Other (expense) income, net was an expense of $2.0 million in for the six months ended June 30, 2021, compared to income of $84,000 for the six months ended June 30, 2020. The change of $2.0 million was primarily due to a loss from the change in fair value of the convertible notes of $0.9 million, amortization of debt discount of $0.4 million an increase in interest expense on our borrowings of $0.6 million, and a loss from the change in fair value of our redeemable convertible preferred stock warrant liabilities of $0.1 million.

Comparison of the Years Ended December 31, 2020 and 2019

	Year Ended December 31,		Change
	2020	2019
	(in thousands)
Operating expenses:
Research and development	$27,285	$28,812	$(1,527)
General administrative	18,049	12,754	5,295

Total operating expenses	45,334	41,566	3,768

Loss from operations	(45,334)	(41,566)	(3,768)
Other expense, net	(463)	(263)	(200)

Loss before income taxes	(45,797)	(41,829)	(3,968)
Provision for income taxes	(1)	(30)	29

Net loss and comprehensive loss	(45,798)	(41,859)	(3,939)
Accretion on redeemable convertible preferred stock	(518)	(505)	(13)

Net loss attributable to common stockholders	$(46,316)	$(42,364)	$(3,952)

Research and Development
Research and development expenses were $27.3 million in 2020, compared to $28.8 million in 2019. The decrease of $1.5 million was primarily due to a $4.0 million decrease in program-specific costs supporting clinical development of our product candidates, primarily for TRUDHESA, INP105 and INP107, as clinical trials either closed or neared completion. This decrease was partially offset by an increase in non program-specific costs of $2.5 million primarily related to personnel costs due to an increase in headcount.
The following table summarizes the period-over-period change in research and development expenses by product candidate for the periods indicated:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Program-specific costs:
TRUDHESA	$15,961	$17,199	$(1,238)
INP105	222	1,759	(1,537)
INP107(1)	82	1,242	(1,160)
Other programs	55	102	(47)

Total program-specific costs	16,320	20,302	(3,982)

Non program-specific costs:
Personnel-related	9,701	7,599	2,102
Cost reimbursements and credits	(47)	(227)	180
Internal, overhead and other expenses	1,311	1,138	173

Total non program-specific costs	10,965	8,510	2,455

Total research and development expenses	$27,285	$28,812	$(1,527)

(1)	Includes expenditures relating to a levodopa-only formulation, prior to our decision to move INP107 forward in clinical development.

General and Administrative
General and administrative expenses were $18.0 million in 2020, compared to $12.8 million in 2019. The increase of $5.3 million was primarily due to a $3.2 million increase in personnel-related expenses due to an increase in headcount, along with accrued bonus and severance for our former CEO. The increase was also due to an increase in commercialization activities in marketing, market access and sales related services of $0.9 million, and an increase in routine legal expenses of $1.1 million.
Other Expense, Net
Other expense, net was $0.5 million in 2020, compared to $0.3 million in 2019. The increase of $0.2 million was primarily due to a decrease in interest income of $0.4 million as a result of lower cash balances and an increase in interest expense of $0.2 million related to the amortization of the debt discount. This was partially offset by a decrease of expense of $0.4 million attributable to changes in the fair value of our convertible preferred stock warrant liabilities.
Liquidity and Capital Resources
Sources of Liquidity
Due to our significant research and development expenditures, we have incurred significant operating losses and negative cash flows from operations since our inception. Through June 30, 2021, we have funded our operations primarily through the issuance of common stock, convertible promissory notes, redeemable convertible preferred stock, debt, warrants, and convertible notes with aggregate proceeds of $214.5 million. As of June 30, 2021, we had cash and cash equivalents of $60.9 million and an accumulated deficit of $165.0 million.
Based upon our current operating plan, we estimate that our cash and cash equivalents as of June 30, 2021, together with the expected proceeds from this offering, are together sufficient for us to fund operating, investing, and financing cash flow needs for at least one year from the date hereof. If sufficient funds on acceptable terms are not available when needed, we could be required to reduce operating expenses and delay, reduce the scope of, or eliminate one or more of our development programs or planned product launch plans. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact our ability to achieve its intended business objectives.
In July 2021, we entered into a loan and security agreement, or the Loan Agreement, with each of Oxford Finance LLC, or Oxford, as the collateral agent and a lender, and Silicon Valley Bank, or SVB, as a lender to borrow up to an aggregate principal amount of $50.0 million in a series of term loans. Upon entering into the Loan Agreement, we borrowed $20.0 million, or the Term A Loan, from Oxford and SVB, or the Lenders, with approximately $10.8 million of such amount applied to the repayment of the outstanding principal, interest and final payment fees owed pursuant to our prior loan and security agreement with Avenue Ventures dated November 5, 2020. Under the terms of the Loan Agreement, we may, at our sole discretion, borrow from the Lenders up to an additional $10.0 million, or the Term B Loan, upon the achievement by us of NDA approval from the FDA of TRUDHESA (which we received on September 2, 2021), as determined by Oxford in its sole and absolute discretion, or the Term B Milestone Event. We may draw the Term B Loan during the period commencing on the date of the occurrence of the Term B Milestone Event and ending on the earliest of (i) September 30, 2021, (ii) the sixtieth (60 th
) day following the occurrence of the Term B Milestone Event, or November 1, 2021, and (iii) the occurrence of an event of default. Under the terms of the Loan Agreement, we may, at our sole discretion, borrow from the Lenders up to an additional $20.0 million, or the Term C Loan, upon the achievement by us of net revenue for a trailing six (6) month period of at least $15,000,000, as determined by Oxford in its sole and absolute discretion, or the Term C Milestone Event. We may draw the Term C Loan during the period commencing on the date of the occurrence of the Term C Milestone Event and ending on the earliest of (i) December 31, 2022, (ii) the sixtieth (60 th
) day following the occurrence of the Term C Milestone Event, and (iii) the occurrence of an event of default.
In connection with entering into the Loan Agreement and borrowing the Term A Loan, we issued to the Lenders warrants exercisable for an aggregate of 71,522 shares of our common stock, or the Warrants. The Warrants are exercisable in whole or in part, immediately, and have a per share exercise price of $8.389, which is the
10-trading
day trailing average closing price prior to the date of the Term A Loan funding. The Warrants will terminate on the earlier of July 2, 2031 or the closing of certain merger or consolidation transactions. In November 2020, we entered into a debt and equity financing agreement, or the Avenue Agreement, with Avenue. The Avenue Agreement provided for a
36-month
term loan of up to $20.0 million, of which $10.0 million was funded at close and an additional $10.0 million was available at our request until December 31, 2021, subject to (i) completion of an underwritten public offering with gross proceeds of at least $75.0 million, or a Qualified Public Offering, (ii) receipt of FDA approval of TRUDHESA and (iii) approval by Avenue’s investment committee. Loans under the Avenue Agreement incurred interest at an initial interest rate of 11% per year. Payments for the term loan were interest only for the initial 12 months, extended to 24 months following completion of our initial public offering, or IPO, and could be extended to 36 months upon achieving the first interest only period extension and FDA approval of TRUDHESA. The term loan amortized in equal payments of principal from the end of the interest only period to the expiration of the
36-month
term on November 1, 2023. The term loan was subject to a final payment fee and prepayment fees. The term loan was secured by substantially all of our assets, excluding our intellectual property. On July 2, 2021, we repaid approximately $10.8 million of outstanding principal, interest and final payment fees owed under the Avenue Agreement and terminated the Avenue Agreement.
We also issued a warrant to Avenue to purchase, at its option, either 1,762,810 shares of our Series D redeemable convertible preferred stock or a number of shares of the preferred stock issued in our next preferred stock equity financing determined based on the sale price of such preferred stock. In April 2021, upon completion of our IPO, the warrant was automatically exchanged for 107,663 shares of common stock for no additional consideration.
In March 2021, we issued convertible promissory notes to various investors for an aggregate amount of $7.5 million. The notes bear interest at a rate of 5.0% per annum and mature on the earlier of (a) December 31, 2021 and (b) a change of control. The notes are (i) automatically convertible into shares of our common stock upon a Qualified Public Offering or a SPAC transaction at 90% of the price per share in such transactions, (ii) convertible at the holder’s option or upon a change of control into shares of Series D redeemable convertible preferred stock at the Series D original issuance price, and (iii) convertible at the holder’s option upon a new redeemable convertible preferred stock financing into shares of redeemable preferred stock issued in such financing at 90% of the price per share. In April 2021, upon completion of our IPO, these convertible promissory notes were converted into 559,585 shares of common stock.
Cash Flows

	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
	(in thousands)
Cash used in operating activities	$(39,183)	$(36,487)	$(25,944)	$(19,320)
Cash used in investing activities	(1,782)	(1,523)	(116)	(818)
Cash provided by financing activities	11,059	21	79,913	26

Net increase (decrease) in cash	$(29,906)	$(37,989)	$53,853	$(20,112)

Cash Flows From Operating Activities
For the six months ended June 30, 2021, cash used in operating activities was $25.9 million, which consisted of a net loss of $26.8 million and a net change of $2.1 million in operating assets and liabilities partially offset by $2.9 million in non-cash
charges. The net change in our operating assets was primarily due to an increase in prepaid expenses and other current assets of $3.5 million partially offset by an increase in accounts payable and accrued liabilities of $1.4 million due to an increase in the level of general and administrative expenses. The non-cash
charges primarily consisted of a change in the fair value of convertible notes of $0.8 million, stock-based compensation of $1.0 million, depreciation and amortization of $0.5 million, amortization of debt discount of $0.4 million, and $0.1 million from a change in the fair value of our redeemable convertible preferred stock warrant liabilities.
For the six months ended June 30, 2020, cash used in operating activities was $19.3 million, which consisted of a net loss of $22.7 million partially offset by $3.2 million in non-cash
charges and a net change of $0.2 million in operating assets and liabilities. The non-cash
charges primarily consisted of stock-based compensation of $2.8 million and depreciation and amortization of $0.5 million partially offset by a $0.1 million from a change in the fair value of our redeemable convertible preferred stock warrant liabilities. The net change in our operating assets was primarily due to an increase in accounts payable of $0.6 million partially offset by a decrease in accrued liabilities of $0.1 million and increases in prepaid expenses and other current assets of $0.3 million.
For 2020, cash used in operating activities was $39.2 million, which consisted of a net loss of $45.8 million partially offset by $5.1 million in non-cash
charges and by a net change of $1.5 million in operating assets and liabilities. The non-cash
charges primarily consisted of stock-based compensation of $3.6 million, depreciation and amortization of $1.1 million, amortization of debt discounts of $0.2 million, and $0.2 million from a change in the fair value of our redeemable convertible preferred stock warrant liabilities. The net change in our operating assets was primarily due to an increase in accounts payable of $1.5 million and a decrease in prepaid expenses and other current assets of $1.4 million partially offset by a decrease in accrued liabilities of $1.2 million and an increase in other assets of $0.2 million.
For 2019, cash used in operating activities was $36.5 million, which consisted of a net loss of $41.9 million partially offset by a net change of $3.2 million in operating assets and liabilities and $2.2 million in non-cash
charges. The net change in our operating assets was primarily due to increases in accounts payable and accrued expenses of $3.8 million due to an increase in the level of research and development expenses and other assets of $0.3 million partially offset by an increase in prepaid expenses and other current assets and other assets of $0.9 million. The non-cash
charges primarily consisted of depreciation and amortization of $0.7 million, stock-based compensation of $0.8 million and $0.7 million from a change in the fair value of our redeemable convertible preferred stock warrant liabilities.
Cash Flows From Investing Activities
For the six months ended June 30, 2021 and 2020, cash used in investing activities of $0.1 million and $0.8 million, respectively, was related to purchases of property and equipment.
For 2020 and 2019, cash used in investing activities of $1.8 million and $1.5 million, respectively, was related to purchases of property and equipment.
Cash Flows From Financing Activities
For the six months ended June 30, 2021, cash provided by financing activities was $79.9 million, consisting primarily of proceeds received from our IPO of $72.0 million net of issuance costs, proceeds of $7.5 million from the issuance of convertible notes and to a lesser extent from exercises of stock options and exercise of redeemable convertible preferred stock warrants.
For the six months ended June 30, 2020, there were no significant movements in cash.
For 2020, cash provided by financing activities was $11.1 million, consisting primarily of $9.7 million in proceeds from the issuance of debt, $0.9 million in proceeds from the exercise of stock options, and $0.5 million in proceeds from the issuance of redeemable convertible preferred stock.
For 2019, cash provided by financing activities was $21,000, consisting primarily of proceeds from the exercise of stock options.
Funding Requirements
We use our cash to fund operating expenses, including research and development expenditures and sales and marketing in anticipation of a commercial launch for TRUDHESA. We will incur significant expense as we prepare for and execute a commercial launch for TRUDHESA. We plan to continue to incur research and development expenses for the foreseeable future as we continue clinical trials and move further into product candidate development. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs primarily through a combination of equity or debt financings.
The timing and amount of our operating expenditures will depend largely on:

∎
the costs and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for TRUDHESA or any of our product candidates for which we receive marketing approval;

∎	the costs, timing and outcome of regulatory review of our product candidates;

∎	the number and development requirements of other product candidates that we may pursue;

∎	the costs associated with building out our operations;

∎	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

∎	our ability to establish strategic collaborations;

∎	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

∎
the risk/benefit profile, cost and reimbursement policies with respect to TRUDHESA and our other product candidates, if approved, and existing and potential future therapies that compete with our product candidates; and

∎	the costs associated with being a public company.
If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to additional liens against potentially all of our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
Off-Balance
Sheet Arrangements
Since our inception, we have not engaged in any
off-balance
sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Polices, Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and consolidated results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated, and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.
Research and Development
We expense research and development costs as incurred. Research and development costs consist primarily of salaries, benefits, occupancy, materials and supplies, manufacturing and assembly of devices for clinical trials, contracted research, consulting arrangements, and other expenses incurred to sustain our research and development programs. We defer and capitalize non-refundable
advance payments for goods or services that will be used or rendered for future research and development activities as prepaid expenses until the related goods are delivered or services are performed. We evaluate such payments for current or long-term classification based on when such services are expected to be received.
We are required to estimate our expenses resulting from our obligation under contracts with vendors and consultants and clinical site agreements in connection with our research and development efforts. The financial terms of these contracts are subject to negotiations which vary contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. We match those expenses with the period in which services and efforts are expended and we account for these expenses according to the progress of our research and development efforts. We determine advance payments for research and development services and accrual estimates through discussion with applicable personnel and outside service providers as to the progress or state of communication of clinical trials, or other services completed. We adjust our rate of research and development expense recognition if actual results differ from our estimates.
Stock-Based Compensation
We maintain a stock-based compensation plan as a long-term incentive for employees, consultants and members of our board of directors. The plan allows for the issuance of incentive stock options, non-qualified
stock options, restricted stock units and other forms of stock awards.
We recognize stock-based compensation expense for stock options on a straight-line basis over the requisite service period. Our stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes-Merton option pricing model. This model utilizes inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

∎
Expected Term.
    The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method (based on the mid-point
between the vesting date and the end of the contractual term) to determine the expected term.

∎
Expected Volatility
.    While we were privately held and did not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities for comparable publicly traded pharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle and area of specialty. As a public company we have computed the historical volatility of our own stock price and will continue to use the historical volatility data of our common stock.

∎	Risk-Free Interest Rate . The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

∎	Expected Dividend . We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.
Income Taxes
We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. In evaluating our valuation allowance, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Due to uncertainty with respect to ultimate realizability of deferred tax assets, we have provided a valuation allowance against the U.S. deferred tax assets. We intend to maintain a full valuation allowance on the federal and state deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.
At December 31, 2020, we had federal NOL and research and development credit carryforwards of approximately $21.4 million and $6.5 million that begin to expire in 2028 and 2029, respectively. In addition, we have $98.7 million of post 2017 federal NOL carryforwards that carry forward indefinitely. Utilization of the post 2017 federal NOL carryforwards is limited to eighty-percent of taxable income generated in a given tax year.
Under Sections 382 and 383 of the IRC, substantial changes in our ownership may limit the amount of NOL and research and development credit carryforwards that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal and state NOL carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. We have not completed an IRC Section 382/383 analysis regarding the limitation of NOL and credit carryforwards. If a change in ownership were to have occurred, the annual limitation may result in the expiration of NOL carryforwards and credits before utilization. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance.
We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
Recent Accounting Pronouncements
See Note 2 to our interim financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $60.9 million and $7.1 million as of June 30, 2021 and December 31, 2020, respectively. We generally hold our cash in interest-bearing money market accounts. Historical fluctuations in interest rates have not been significant for us. Due to the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.
Emerging Growth Company and Smaller Reporting Company Status
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We are using the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.
We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates
exceeds $700.0 million as of the prior June 30
th
and (ii) the date on which we have issued more than $1.0 billion in non-convertible
debt securities during the prior three-year period.
We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates
is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company for so long as either (i) the market value of our stock held by non-affiliates
is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates
is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form
10-K
and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS
Overview
We are a commercial-stage biopharmaceutical company developing transformative therapies for people suffering from diseases with high unmet medical needs, with an initial focus on the CNS. Our company was founded on the premise that the upper nasal cavity can be an optimal treatment entry point for CNS and other diseases where rapid vascular absorption can result in superior clinical outcomes. Our strategy is to pair our proprietary POD upper nasal delivery technology with well-established therapeutics or other therapeutics where rapid vascular absorption is preferred to drive therapeutic benefit, improve patient outcomes, reduce drug development risk and expand the commercial opportunity within our target diseases. On September 2, 2021 the FDA approved our NDA for TRUDHESA, for the acute treatment of migraine headaches with or without aura in adult patients. The commercial launch of TRUDHESA is planned for early October 2021. Since 2016, we have identified and advanced multiple product candidates, including INP105 for the acute treatment of agitation and aggression in patients with Autism Spectrum Disorder, or ASD. Our pipeline of proprietary product candidates also includes INP107 for the treatment of OFF episodes in Parkinson’s Disease.
We have designed our proprietary POD technology to target the vascular-rich upper nasal cavity, and to provide rapid absorption, consistent drug biodistribution and ease of use for a patient, provider or caregiver. Our goal with our POD technology is to deliver injection-like clinical outcomes non-invasively.
We believe that we are the first company to successfully harness the benefits of delivery to the upper nasal cavity to improve delivery and the pharmacologic potential of CNS therapies.
The following table summarizes our marketed product and development other product candidates, each of which is wholly owned:

Product CandidateTRUDHESATM (DHE)INP105 (olanzapine)INP107(carbidopa / levodopa)IndicationAcute Treatment of MigraineAcute Treatment of Agitation and Aggression in Patients with Autism Spectrum DisorderMorning OFF Episodes in ParkinsonsStage of DevelopmentPreclinicalPhase 1 Phase 2 Phase 3 NDA SubmissionFDA ApprovalKey Anticipated Milestone(s)Anticipated commercial launch in Q4:2021 By YE:2021: Initiate Phase 2 proof-of-concept clinical trial2H:2022: Announce Phase 2 topline results2022: Initiate PK study for dose selectionProduct CandidateTRUDHESATM(DHE)INP105(olanzapine)INP107(carbidopa / levodopa)IndicationAcute Treatment of MigraineAcute Treatment of Agitation and Aggression in Patients with Autism Spectrum Disorder Morning OFF Episodes in Parkinson's Stage of DevelopmentPreclinical Phase 1 Phase 2 Phase 3 NDA SubmissionFDAApprovalAnticipated commercial launch in Q4:2021By YE:2021: Initiate Phase 2 proof-of-concept clinical trial2H:2022: Announce Phase 2 topline results2022: Initiate PK study for dose selection

POD Technology
Using our proprietary POD technology, we have developed devices that deliver therapeutics directly to the upper nasal cavity. These devices are designed to offer several key benefits compared to traditional nasal delivery systems, including:

∎
Rapid Onset.
The precise spray plume and biphasic nature of delivery to the upper nasal cavity allows for superior dose deposition and rapid absorption into the systemic circulation as compared to traditional nasal delivery systems.

∎
Consistent Drug Bioavailability
. Metered propellant dosing allows for more consistent blood levels than typically seen with traditional nasal sprays and are equivalent, or superior, to those achieved through IM injections.

∎
Improved Patient-Provider Experience
. Our proprietary gas propulsion mechanism eliminates the need for coordination of breathing and enables delivery of a dosing in 1/10th of a second, enabling self- or provider-administration in a manner that improves patient comfort and compliance.

∎
Manufacturability
. Separation of propellant and drug within the POD device helps streamline CMC development, as we are not constrained by the limits of co-formulating
our therapeutics inside of a pressurized propellant canister.

∎
Formulation Versatility
. The POD device is versatile and can deliver both liquid and powder formulations in order to potentially address a wide variety of indications across multiple therapeutic areas.

∎
Strong Intellectual Property Position
. We believe that we have a strong global intellectual property position relating to our POD device and product candidates. We have six U.S. issued patents and 29 patents issued in
ex-U.S.
jurisdictions directed to our approach of drug delivery to the upper nasal cavity, including claims directed to a nasal device with separate drug and propellant compartments. Our patent portfolio is expected to provide patent protection ranging from 2032 to 2040.

We believe that our
in-house
technical and development expertise positions us to address unmet medical needs across multiple therapeutic areas by delivering well-established and novel drugs consistently, rapidly and non-invasively.
Our technical and development expertise has allowed us to rapidly identify and develop our product candidates to their current state in under 5 years. For example, INP105 was advanced from lead candidate selection to development of more than 20 formulations, the completion of five nonclinical studies, and ultimately a proof-of-concept
clinical trial, within 16 months. We have tested over 30 small molecules and biologics for suitability of nasal drug administration with our proprietary POD technology. This depth of knowledge and experience, along with our proprietary technology, creates a platform for rapid additional pipeline expansion. In addition to our technology and development expertise, our strong intellectual property portfolio protects multiple aspects of our approach to delivering drug to the upper nasal cavity. We believe that our apparatus, composition of matter and method of use intellectual property can provide strong exclusivity protection to our product candidates.
Marketed Product and Our Development Product Candidates
TRUDHESA (Acute Treatment of Migraine)
TRUDHESA (formerly known as INP104) is an upper nasal formulation of DHE administered using our proprietary POD technology for the acute treatment of migraine headaches with or without aura in adults. Migraine is a growing market projected to triple in size to over $10 billion by 2028 with the introduction of multiple new product offerings and an expected increase in disease diagnosis. DHE is widely used as part of a standard of care for treatment of migraines, despite being limited by IV and injection delivery or traditional nasal administration. IV and injection delivery require administration administered in physicians’ offices, migraine clinics and hospitals, and traditional nasal administration has been challenged by inconsistent efficacy.
In June 2020, we announced the following exploratory efficacy results of our STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA as an acute treatment of migraine with or without aura in adult patients. In this trial, baseline results prior to trial initiation were based on migraine attacks where patients used their standard acute migraine medication. In the trial:

∎	38% of patients were pain free at two hours after their first dose of TRUDHESA.

∎	52% of patients receiving TRUDHESA were free of their most bothersome migraine symptom at two hours.

∎
Patients treated with TRUDHESA also demonstrated improvement in pain relief: 16% of patients treated with TRUDHESA had pain relief within 15 minutes of treatment, and 66% had pain relief within two hours.

The exploratory endpoints of the trial also included an assessment of the following long-term outcomes of TRUDHESA when patients were treated for six months:

∎
38% of patients treated with TRUDHESA remained pain free at two hours through three months of treatment and 34% of patients treated with TRUDHESA remained pain free at two hours through six months of treatment.

∎	Patients who received TRUDHESA saw a 48% reduction in the frequency of their migraines compared to baseline during the six-month trial.

∎	93% and 86% of patients achieving pain freedom at two hours on TRUDHESA did not suffer a relapse in migraine or require a rescue medication at 24 hours and 48 hours, respectively.

∎
EAER data showed a meaningful reduction in the usage of healthcare resources by patients treated with TRUDHESA versus their baseline. Emergency room visits were reduced by approximately 73% and hospitalizations and urgent care visits were reduced by 100%.

Although the trial was not powered to determine statistical significance of the exploratory efficacy endpoints, we believe these exploratory endpoints provide important data for evaluating the clinical benefit of TRUDHESA and showed consistency with the generally understood benefits of DHE for the acute treatment of migraines. The primary endpoints of the STOP301 trial were safety and tolerability of long-term, intermittent use. In this trial, TRUDHESA was generally well tolerated. There were a total of seven treatment emergent SAEs none of which were determined by the investigator to be related to TRUDHESA, or led to withdrawal from the trial. There were also no significant changes to sense of smell, and no significant abnormal findings from endoscopy examinations.
In November 2020, we submitted an NDA for TRUDHESA for the acute treatment of migraine headaches with or without aura in adult patients. On September 2, 2021, the FDA approved our NDA for TRUDHESA for the acute treatment of migraine headaches with or without aura in adult patients. TRUDHESA was previously known as INP104.
We believe we can successfully commercialize TRUDHESA in the United States launching with a specialty sales force of approximately 60 representatives. We plan to gradually increase the size of the salesforce to approximately 120 representatives over the 2022 and 2023 calendar years focusing in areas with increasing market share and attractive managed care coverage. We intend to strategically pursue high value prescribers and early adopters, beginning with 8,000 of the highest volume migraine treatment prescribers. Based on recent migraine treatment product launches, such as ubrogepant and rimegepant, we believe this approach can be successful in accessing the concentrated prescriber bases in migraine. This target base includes approximately 5,600 neurologists and 2,400 high prescribing primary care physicians and headache specialists who have significant experience with prescribing DHE. These groups make up 35% of the migraine treatment prescriptions, 60% of all acute branded prescriptions and 65% of all DHE prescriptions written in 2020 in the United States. In particular, neurologist prescription productivity has grown an average of approximately 15% per year over the last two years, a growth figure aided by an increase in the number of patients seeking treatment from neurologists and primary care physicians for migraine. The planned scale up to 120 representatives is intended to allow us to target an additional 8,000 neurologists and high prescribing physicians that we believe will enable us to expand coverage to 45% of all migraine treatment prescriptions in the United States. We intend to build a commercial infrastructure focused on distribution, access, promotion, education and customer support. To facilitate early adoption, we are launching a “TRUDHESA Direct” pharmacy partnership and bridge co-pay program. Our market research indicates that over 70% of migraine sufferers are seeking better treatments, and physicians are willing to prescribe and payors support access at profitable price and rebate points. We plan to launch TRUDHESA with a WAC price of $850 for four doses which will constitute one prescription. With approximately 72% of migraine prescriptions paid by commercial payors, we believe this market presents an attractive payor mix. We anticipate using a robust sample program to ensure trial with TRUDHESA for patients seeking better treatments and outcomes. Also, as part of our commercialization strategy, we plan to educate healthcare practitioners and patients, partner with national associations and actively support advocacy groups in the migraine market. These efforts will be supplemented with non-personal
promotion to all targeted and
non-targeted
medium value physicians. To capture the maximum commercial opportunity of TRUDHESA, we may also selectively seek partners to commercialize the product outside of our target markets, including additional penetration within the broader primary care setting, as well as in geographies outside of the United States.
INP105 (Acute Treatment of Agitation and Aggression in Autism Spectrum Disorder)
We are currently developing our second product candidate, INP105, as an upper nasal formulation of olanzapine administered using our proprietary POD technology for the treatment of agitation and aggression associated with ASD. ASD is a neurodevelopmental disorder affecting approximately 3.5 million children and adults in the United States and characterized by persistent difficulties in social communication and social interaction, coupled with restricted, repetitive patterns of behavior and higher aggression rates. Agitation and aggression are frequent and difficult to manage symptoms, and associated with negative outcomes for patients with ASD and their caregivers, including decreased quality of life, increased stress levels, and reduced availability of educational and social support. Despite two approved chronic therapies, a survey of parents and caregivers of children and adolescents with ASD found that 68% of these individuals have a history of demonstrating aggression to a caregiver and 49% of these individuals have a history of demonstrating aggression to a non-caregiver. Based on a study of emergency room usage in Canada, which found that 18% of individuals with ASD aged 12 and up had visited the emergency room within the past year, and that approximately 34% of such visits were for mental health issues, we estimate that approximately 220,000 patients with ASD in the United States seek emergency room care due to mental health issues annually. Current treatment strategies include functional behavioral assessment, reinforcement strategies, functional communication training, and the use of second-generation antipsychotics. With an increasing rate of ASD diagnosis, we believe that the development of effective therapeutic and pharmacologic methods for preventing and treating aggression are essential to improving outcomes in this disorder. Currently, there is no approved treatment for patients living with ASD once there is onset of agitation leading to aggression, and we believe that INP105 has the potential to be an on-demand
therapy in this indication.

In a double-blind, placebo-controlled, single ascending dose Phase 1 clinical trial in 40 healthy adults conducted in Australia, we observed similar bioavailability for INP105 compared to equivalent doses of olanzapine delivered through IM administration, as measured by the area under the plasma drug concentration-time curve, or AUC, which reflects the actual body exposure to the drug after administration of a drug dose, and the maximum drug concentration, or Cmax, and achieved time to maximum drug concentration, or Tmax,
25-22%
faster than that of IM olanzapine.
Based on its pharmacokinetic profile and method of administration, we believe INP105, if approved, has the potential to treat acute agitation and aggression events in this under-served population and in patients’ homes, potentially reducing visits to the emergency department and limiting the need to call in reinforcements to help caregivers. We plan to initiate a double-blind, placebo-controlled Phase 2 proof-of-concept
clinical trial of INP105 in adolescents with ASD in the United States by the end of 2021 and expect to report topline results in the second half of 2022.
INP107 (Treatment of OFF Episodes in Parkinson’s Disease)
We are also currently developing INP107 as an upper nasal formulation of carbidopa/levodopa administered using our proprietary POD technology for the treatment of OFF episodes in Parkinson’s Disease, or Parkinson’s. The overall Parkinson’s market is expected to grow to over $8.4 billion by 2026, with emerging treatments for OFF episodes contributing to that growth. Current standard of care for the symptomatic treatment of Parkinson’s is oral levodopa; however when levodopa levels fall below their therapeutic range, patients may lose adequate control of motor symptoms, which are referred to as OFF episodes. Carbidopa is co-administered
with levodopa to slow levodopa’s rapid absorption, thereby increasing the amount of levodopa available for the symptoms of Parkinson’s. INP107 is a self- or caregiver-administered, upper nasal therapy candidate designed to provide rapid delivery of levodopa to the brain for the treatment of OFF episodes. In 2019, we completed a Phase 2a clinical trial of INP107 and a levodopa-only formulation, in Australia, which demonstrated an encouraging pharmacokinetic profile in Parkinson’s patients. Based on results of the Phase 2a clinical trial, we expect to further develop the formulation of INP107 prior to advancing into additional clinical trials. We expect to initiate a Phase 1 pharmacokinetic and tolerability trial in Australia or the United States in 2022 for dose selection for additional clinical development of INP107.
Our Team
We have assembled a team of scientific, clinical and business leaders with deep expertise in neuroscience and a track record of building, growing and transacting pharmaceutical companies. Our Chief Executive Officer, Adrian Adams, has over 25 years of pharmaceutical experience with an emphasis on commercialization and strategic execution. Our co-founder
and Chief Technology and Development Officer, John Hoekman, Ph.D., has over 15 years of experience in investigating upper nasal drug delivery and nose-to-brain
delivery, is an inventor of our proprietary POD technology, is widely recognized as a pioneer in upper nasal cavity drug delivery and has evaluated over 30 CNS targeting compounds with over six different modalities including small molecules, proteins, peptides and antibodies as opportunities for upper nasal cavity delivery. Our Chief Financial Officer, John Leaman, M.D., has over 15 years of pharmaceutical experience with an emphasis on public company financial oversight, corporate strategy and business development. Our Chief Medical Officer, Stephen Shrewsbury, M.B. ChB., has over 30 years of experience in developing pulmonary and nasal drug delivery and CNS therapies at pharmaceutical companies including GlaxoSmithKline, Aquinox Pharmaceuticals, AVI Biopharma and MAP Pharmaceuticals, where he led the development of Levadex. Our Chief Commercial Officer, Leonard S. Paolillo, has nearly 20 years of experience with various companies in the healthcare and pharmaceutical industries, including Warner Chilcott and Kyowa Kirin. We are supported by our board of directors, scientific advisory boards and a group of leading biotechnology-focused investors, including KKR Iris, Norwest Venture Partners, 5AM Venture Management, LLC, venBio and Vivo Capital.

Our Strategy
Our goal is to deliver transformative therapies, harnessing the benefits of delivery to the upper nasal cavity, to patients suffering from CNS diseases and other diseases with high unmet medical needs. The key tenets of our strategy to accomplish this goal include:

∎
Successfully commercialize TRUDHESA for the acute treatment of migraine
. On September 2, 2021, the FDA approved our NDA for TRUDHESA. The commercial launch of TRUDHESA is planned for early October 2021. We believe we can successfully commercialize TRUDHESA in the United States by launching a specialty sales force of approximately 60 representatives. We plan to gradually increase the size of the salesforce to approximately 120 representatives over the 2022 and 2023 calendar years focusing in areas with increasing market share and attractive managed care coverage. We intend to strategically pursue high value prescribers and early adopters, beginning with 8,000 of the highest volume migraine treatment prescribers. Based on recent migraine treatment product launches, such as ubrogepant and rimegepant, we believe this approach can be successful in accessing the concentrated prescriber bases in migraine. This target base includes approximately 5,600 neurologists and 2,400 high prescribing primary care physicians and headache specialists who have significant experience with prescribing DHE. These groups make up 35% of the migraine treatment prescriptions written in 2020 in the United States. In particular, neurologist prescription productivity has grown an average of approximately 15% per year over the last two years, a growth figure aided by an increase in the number of patients seeking treatment from neurologists and primary care physicians for migraine. The planned scale up to 120 representatives is intended to allow us to target an additional 8,000 neurologists and high prescribing physicians that we believe will enable us to expand coverage to 45% of all migraine treatment prescriptions in the United States. These efforts will be supplemented with non-personal
promotion to all targeted and
non-targeted
medium value physicians. To capture the maximum commercial opportunity of TRUDHESA, we may also selectively seek partners to commercialize the product outside of our target markets, including additional penetration within the broader primary care setting, as well as in geographies outside of the United States.

∎
Rapidly advance INP105 through clinical development for the acute treatment of agitation and aggression associated with ASD
. We believe INP105 has the potential to become a first-line on-demand
therapy for the safe and rapid treatment of agitation and aggression events in patients with ASD. Based on the positive clinical data generated to date, INP105’s rapid onset of action and non-invasive
delivery, we believe it is well positioned to expand the treatment setting beyond the emergency department to administration in in-patient
treatment facilities and patients’ homes by parents or caregivers. We believe INP105 has the potential to reduce emergency room visits for the approximately 220,000 ASD patients in the United States that we estimate seek care due to mental health issues annually. We plan to initiate a double-blind, placebo-controlled Phase 2 proof-of-concept
clinical trial of INP105 as an acute treatment of agitation and aggression associated with ASD in adolescents and young adults in the United States by the end of 2021, and expect to report topline results in the second half of 2022.

∎
Maximize the therapeutic and commercial potential of our proprietary POD technology platform
. Based on the unique characteristics and versatility of our proprietary POD technology, and expertise with developing novel drug formulations, we believe we are positioned to address multiple therapeutic areas with unmet medical needs. Our current strategy is to pair proven therapeutics with our proprietary POD technology and, thus, reduce risk by capitalizing on these therapeutics’ known safety, efficacy and commercialization history. We also intend to pair our proprietary POD technology with new chemical entities. While our initial focus is to address CNS diseases, we intend to explore the broader therapeutic utility of our POD technology in diseases where rapid vascular absorption can result in superior clinical outcomes. In doing so, we may elect to enter into collaborations for third-party product candidates for which we believe that our technologies and expertise may be valuable.

∎
Expand applications of our existing product candidates.
Our goal is to maximize the commercial potential of our existing product candidates by exploring additional indications. For example, in the case of INP105, in addition to patients with ASD, we believe the product candidate has potential utility as an acute treatment of agitation and aggression associated with bipolar disorder and schizophrenia. We plan to selectively pursue development in follow-on
indications and in patient populations where our product candidates can deliver meaningful clinical impact, and we have a clear clinical and regulatory approval pathway and that we believe we can commercialize successfully, if approved.

∎
Independently develop and commercialize product candidates in indications and geographies where we believe we can maximize value.
Given the potential of our POD technology and product candidates to treat a wide range of diseases, we believe that it will be important to maintain in-house
discipline with respect to our development and commercialization efforts. We have a disciplined strategy to maximize the value of our pipeline by retaining development and commercialization rights to those product candidates, indications and geographies that we believe we can ultimately commercialize successfully on our own if they are approved. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies.

Our Technology
We have developed upper nasal cavity devices to enable differentiated clinical profiles for our product candidates. These devices utilize our proprietary POD technology propellant and a biphasic spray that creates a precise plume or stream of drug to initially reach the vascular-rich upper nasal cavity and then a second puff of propellant to further distribute drug across the upper nasal cavity. Two of our devices are depicted below.

Liquid POD deviceHow It Works1.User pushes button2.Liquid drug is metered to dose chamber3.HFA is released in metered dose4.HFA pushes drug5.Biphasic spray of drug followed by gasPowder POD deviceHow It Works1.User pushes button2.HFA is released in metered dose3.HFA pushes drug (stored in tip)4.Biphasic spray of drug followed by gas
We have designed our proprietary POD technology to target the vascular-rich upper nasal cavity, and to provide rapid absorption, consistent drug biodistribution and ease of use for a patient, provider or caregiver. Our goal with our POD technology is to deliver injection-like clinical outcomes non-invasively.
We believe that we are the first company to successfully harness the benefits of delivery to the upper nasal cavity to improve the therapeutic potential of CNS therapies. Traditional nasal pumps have suffered from high variability and low overall absorption. These characteristics have generally limited the nasal route of administration to local treatment of allergies or nasal inflammation. We have pioneered research into systemic drug delivery through the upper nasal cavity,the anatomy of which is depicted in the picture below, to the CNS. We have demonstrated with multiple molecules that targeting the upper nasal cavity could improve the bioavailability and biodistribution of drugs into systemic circulation. The upper nasal cavity is more permeable, has a higher density of vasculature and has a reduced clearance rate compared to the lower nasal cavity. These advantages of the upper nasal cavity may allow for a better consistency in dosing and uptake as well as the potential for faster time to onset of action. We have spent years developing device technologies and drug formulations to take advantage of this route of administration. We currently pair our technologies with established therapeutics approved through other routes of administration to create drug-device combination product candidates with the potential to address significant unmet medical needs and broaden the addressable patient population within our initial indications. This technology also offers potential to expand into other therapeutic areas.
As demonstrated in the figures below, compared to traditional nasal pumps, which have a diffuse aerosol spray, the POD technology creates a soft focused stream which consistently delivers drug to the upper nasal cavity. The figure on the top left shows a demonstrative spray pattern of DHE in our proprietary POD technology. The figure on the top right shows a demonstrative spray pattern of DHE in a traditional nasal pump. The figure on the bottom left shows the different route to the CNS as a result of upper nasal cavity delivery.

POD Technology	Traditional Nasal Pump

Potential Advantages of Upper Nasal Cavity Delivery ∎ Rapid uptake into the blood stream ∎ Decreased dripping and swallowing ∎ Consistent dosing and distribution
POD TechnologyTraditional Nasal PumpPotential Advantages of Upper Nasal Cavity DeliveryRapid uptake into the blood streamDecreased dripping and swallowingConsistent dosing and distribution

Our proprietary POD technology is designed to offer a number of key benefits compared to traditional nasal delivery systems. These features include:

∎
Dose Consistency
.    Consistent dosing is critical to producing predictable and reproducible clinical outcomes. Unlike existing nasal delivery systems, which rely solely on mechanical pressure to deliver the drug into the nasal cavity, our proprietary POD technology utilizes hydrofluoroalkane, or HFA, gas as a propellant to expel the drug from our device into the upper nasal cavity, allowing us to achieve dose consistency within a 15% standard deviation of the mean consistent with guidance from the FDA.

∎
Biphasic Spray
.    The POD devices deliver drugs through a biphasic spray, which consists of a first phase that delivers the drug to the upper nasal cavity and then a second phase that further distributes the drug across the upper nasal cavity.

∎
Narrow Plume Geometry
.    Traditional nasal delivery systems create a wide aerosol plume that is typically unable to get past the two-to-three
millimeter wide nasal vestibule, which creates variability in the absorption of the drug. The POD devices use a proprietary drug flow path and nozzle to create a narrow spray plume that can deliver drug past the vestibule and into the upper nasal cavity.

∎
Reduces Human Error
.    Conventional nasal spray devices rely on the user to breathe in through their nasal passages while the dose is being administered. This can be challenging for patients to perform accurately and consistently. The POD device uses HFA gas to expel drug into the upper nasal cavity. The HFA gas is metered out in a consistent manner regardless of how much force the user applies to actuate the device. The HFA gas is then able to consistently expel the drug with less chance for user error. These features allow the POD devices to be used independently of patients’ breathing coordination, which may lead to more consistent drug absorption.

∎
Separated Drug and Propellant
.    In our product candidates, the drug formulation and propellant are maintained in separated compartments of the device until delivery of the dose. This separation of the drug and propellant allows us to formulate our product candidates without being constrained by the limits of formulating inside of a pressurized propellant canister. We are developing POD devices for both liquid and powder drug formulations, and we believe that these devices can deliver a wide range of total dose.

We have developed unique POD devices for each of nonclinical development, early clinical trials, and commercialization. We have spent years developing these nonclinical devices and methods to create a robust early development process. With each of our product candidates, we have done extensive nonclinical testing to assess safety and expected clinical performance. Our proprietary POD technology allows for rapid decision making when advancing product candidates into clinical development by testing a variety of doses and formulations. With our proprietary POD technology, we have evaluated in a nonclinical setting multiple additional candidates that could be developed further in the future.
In addition to our proprietary POD technology, we have expertise in developing proprietary upper nasal formulations that further improve the product profile. The flexibility of our proprietary POD technology to deliver both liquid and powder formulations allows us to develop the most appropriate formulation for the patient, indication and dosing regimen. We evaluate each molecule in early development with the goal of making the simplest formulation using inactive ingredients present in
FDA-approved
drug products. Since our proprietary POD technology is not reliant on breath coordination, our nasal drug formulations do not need to achieve a specific particle size range like many other nasal or pulmonary delivery devices, which allows for more flexibility in the manufacturing process. Our expertise in upper nasal formulation allows us to select therapeutics that are already in wide use and regarded as safe in other delivery formats, for our product candidate pipeline. We believe we can also pair our proprietary POD technology with new chemical entities.

We believe that we have the ability to use our proprietary POD technology and upper nasal formulation expertise to produce product candidates that allow for convenient, non-invasive
administration with the potential for injection-like clinical outcomes. Given their ease of administration, our product candidates can be self- or caregiver-administered outside of traditional patient care settings, thus expanding patient access. Additionally, our separation of propellant and drug in the POD device allows for reduced CMC risks. The unique characteristics of our product candidates have the potential to address unmet needs across multiple CNS diseases.
We have issued patent claims covering certain devices and methods of drug delivery, as well as pending patent applications directed to certain other embodiments of our device, drug formulations and methods of using our current product candidates. We believe that this apparatus, composition of matter and method of use intellectual property can provide strong exclusivity protection to our product candidates. Our existing solely owned patent portfolio is expected to provide patent protection ranging from 2032 to 2040, unless we receive patent term adjustment or patent term extension, or both.
Marketed Product and Our Development Product Candidates
TRUDHESA for the Acute Treatment of Migraine
TRUDHESA is an upper nasal formulation of DHE administered using our proprietary POD technology for the acute treatment of migraine headaches with or without aura in adult patients. TRUDHESA was previously known as INP104. DHE is widely used as part of a standard of care for the acute treatment of migraines, in addition to the use of triptans, but is generally limited by IV and injection delivery administered in physicians’ offices, migraine clinics and hospitals. In June 2020, we announced positive results of our
360-patient
STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA, and in November 2020, we submitted an NDA for TRUDHESA for the acute treatment of migraine headaches with or without aura in adult patients. On September 2, 2021, the FDA approved our NDA for TRUDHESA. TRUDHESA is not indicated for the preventive treatment of migraine or the management of hemiplegic or basilar migraine.
Disease Overview and Market Opportunity
Migraine is a chronic and debilitating disorder characterized by recurrent attacks generally lasting four to 72 hours with multiple symptoms, including typically one-sided,
pulsating headaches of moderate to severe pain intensity that are associated with nausea or vomiting, sound sensitivity, smell sensitivity and light sensitivity. Migraines are often preceded by transient neurological warning symptoms, known as auras, which typically involve visual disturbances such as flashing lights but may also involve numbness or tingling in parts of the body. Migraines are both widespread and disabling.
The State of U.S. Health, 1990-2016 Study rates migraine as the fifth leading cause of years lived with disability in 2016. Based on market research commissioned by us, we believe that approximately 31 million individuals in the United States suffer from migraine attacks. Most sufferers experience migraine attacks once or twice per month and over 1.2 million emergency room visits per year are for acute treatment of migraine attacks. Migraine is a growing market projected to triple in size to over $10 billion by 2028 with the introduction of multiple new product offerings and an expected rise in disease diagnosis. Additionally, with the approvals of calcitonin gene-related peptide antagonists, or gepants, for chronic migraine and the approvals of new therapies for the acute treatment of migraine, such as oral gepants and ditans, a new specific form of triptan, the awareness of migraine and its impact and treatment are expected to continue to grow. Of the approximately 18 million diagnosed migraine patients, approximately 12 million are not on active treatment. Of the six million patients diagnosed and on prescription treatment, up to 79% of the patients are willing to try another medication for the acute treatment of migraine. Further, in a 2017 survey of nearly 4,000 U.S. patients using oral acute prescription medication for migraine, 96% said they were dissatisfied with at least one aspect of their treatment, 48% said they can still have pain two hours after taking medication and 38% said their headache returns within 24 hours of getting relief.

Acute Treatment of Migraine and Limitation of Current Treatments
Until the recent approval of the gepant and ditan drugs, there has been limited innovation in the acute treatment of migraine since the introduction of triptans in 1992. Additional pharmacologic agents used for the acute treatment of migraine include analgesics, non-steroidal
anti-inflammatory drugs, anti-emetics and ergotamines. The migraine market has steadily increased from approximately 20 million prescriptions in 2017 to approximately 27 million prescriptions in 2020, while triptans’ share of the migraine market has steadily decreased from approximately 97% in 2017 to 72% in 2020. While triptans remain the most common prescribed therapy for migraines, they possess four major limitations that result in an unmet need for migraine patients:

∎
Unmet Need for Efficacy
.    Approximately 30% to 40% of migraine patients do not fully respond to triptans, and alternatives, including gepant and ditan drugs, are limited. Triptans have also been shown to be more efficacious when taken early in a migraine attack, but those patients who wait or delay treatment may not experience the full benefit of triptan therapy.

∎
Need for More Rapid Onset
.    While triptans have improved the treatment of migraine, their onset of pain relief is relatively slow. Historically, estimated onset of significant pain relief with oral triptans occurs between one and three hours after dosing.

∎	Need for Longer Duration of Effect . Published studies cite that the recurrence within 24 hours of an effectively treated migraine is a common reason given for dissatisfaction with triptans.

∎	Opportunity for Improved Tolerability Profile . Triptans as a class are known to be associated with an increase in blood pressure.
The recent approvals of gepant and ditan drugs have introduced new migraine treatment options into the market. While these oral medications are generally an improvement over triptans, there remains a significant unmet need. As oral medications, these products have relatively low efficacy and persistence rates. Further, ditans have significant potential side effects, including significant driving impairment, sleepiness and dizziness. In a recent survey of neurologists and headache specialists, a substantial majority of surveyed physicians agreed that the association between migraine and gastrointestinal disorders is important in the acute treatment of migraine, as it may result in lowered efficacy due to lack of proper absorption. In the same survey, these physicians generally agreed that an upper nasal delivery would have the potential to provide fast and consistent relief.
DHE is an acute therapy and an alternative to existing treatments that has been used for more than 60 years to safely and effectively treat migraine. DHE is widely used as part of a standard of care for treatment of migraines, despite being limited by IV and injection delivery or traditional nasal administration. IV and injection delivery require administration in physicians’ offices, migraine clinics and hospitals, and traditional nasal administration has been challenged by inconsistent efficacy. The AUC of DHE in the first two hours of exposure, or
AUC0-2hr,
is thought to be critical for achievement of pain relief in acute migraine. Many headache specialists consider DHE to be the current standard of care for the treatment of status migrainosus, which is a condition characterized by debilitating migraines that last more than 72 hours. Unlike triptans, DHE is known to bind to multiple receptors theorized to be implicated in migraine onset and duration. DHE also offers fast-onset efficacy, with continued protection from a single dose at any point during an attack. DHE overcomes many of the limitations of other existing treatments but in its current methods of administration present a number of limitations resulting in unmet needs for migraine patients, including:

∎
Need for More Convenient and Consistent Dosing.

DHE is available for administration both intravenously and nasally. Intravenous administration of DHE requires the supervision of a healthcare provider and is typically performed in a headache clinic or hospital setting, requiring the patient to travel while suffering with the migraine. DHE administrated nasally with traditional, lower cavity devices may lead to inconsistent dosing and slower speed of effect and pain relief.

∎
Opportunity for an Improved Tolerability Profile Compared to Intravenous Administration.

One of the common side effects of conventional DHE administered intravenously is nausea, which is thought to be due to the high Cmax. Patients who receive DHE intravenously are often administered an anti-nausea medication at the same time.

A survey of neurologists commissioned by us found that most neurologists are familiar with DHE and its mechanism of action as an acute therapy for migraine, and nearly all are interested in a new DHE delivery system.
Our Solution: TRUDHESA
We believe TRUDHESA has the potential to be a preferred therapy for the acute treatment of migraines. TRUDHESA delivers DHE to the richly-vascularized upper nasal cavity, offering the potential for rapid and consistent biodistribution without injection. We believe that TRUDHESA may provide patients with the following benefits when compared to existing migraine therapeutics:

∎
Rapid Onset
.    The delivery of DHE through our POD technology may offer rapid onset of pain relief similar to IV DHE and investigational pulmonary inhaled DHE (MAP0004). As observed in our completed studies, TRUDHESA administration resulted in a total plasma exposure of DHE in the first two hours of dosing similar to IV administration.

∎
Long-lasting
.    DHE has been shown to interact with multiple receptors theorized to be implicated in migraine onset and duration. The durability of effect, as observed in our exploratory efficacy analyses by lower migraine recurrence with DHE (18%) versus triptans (45%), is likely attributable to longer-lasting effect at receptors such as
5-HT1B
and
5HT-1D.
In our Phase 1 clinical trial, TRUDHESA was observed to have similar blood levels of DHE compared to IV DHE from measurements at
20-minute
through
48-hour.

∎
Broad Target Population
.    Based on historical DHE use, TRUDHESA, like other forms of DHE, may provide a higher response rate than triptans and has the potential to treat patients who have not previously responded to triptans. Similar to other forms of DHE, TRUDHESA may also be effective against patients who suffer from morning migraine, severe and prolonged migraine, menstrual migraine or have cluster headache. Migraine treatment with DHE has also demonstrated efficacy, independent of when the migraine treatment is initiated, based on DHE reversing central sensitization, while triptans are ineffective once the migraine becomes centralized.

∎
Convenient and Consistent Delivery.

TRUDHESA is
non-injectable,
with the DHE dose delivered in 3/10ths of a second with minimal coordination from the patient. TRUDHESA has demonstrated more consistent blood levels than traditional nasal spray, yielding improved blood levels and a lower coefficient of variance with doses. Further, in our STOP301 trial, 84% of trial participants agreed or strongly agreed with the statement that TRUDHESA was “easy to use” and preferred it over their current therapy.

∎
Low Incidence of Side Effects.

Nausea and vomiting related to DHE therapy are linked to the high Cmax related to IV administration. In our completed clinical trials, TRUDHESA has shown to be generally well-tolerated with few instances of nausea and vomiting.

∎
Reducing the Need for Additional Healthcare Resources for Acute Treatment of Migraines
. EAER data from our STOP301 trials showed a significant reduction in the usage of healthcare resources by patients treated with TRUDHESA versus their baseline. By reducing the need for emergency room visits for patients with migraines, TRUDHESA has the potential to improve patients’ quality of life and reduce resource strain on healthcare facilities.

STOP301 Trial Results
Our STOP301 trial conducted in the United States evaluated the safety and tolerability of long-term, intermittent use of TRUDHESA in 354 patients for 24 weeks, with 74% of patients completing the treatment period, with a subset of 73 patients continuing for up to a total of 52 weeks, with 90% of continuing patients completing this extended treatment period. In total, 5,273 migraines were treated over the first 48 weeks and approximately 5,650 migraines were treated over the full trial. We completed the trial and announced positive top-line
data in June 2020, and we submitted data from this trial, along with the Phase 1 pharmacokinetic trial, in our NDA submission in November 2020.
This trial consisted of a four-week screening period, a
24-week
treatment period for all participants, a
28-week
treatment period extension with a sufficient number of participants to ensure 150 and 50 evaluable data sets in the 24 and 52 week periods, respectively, and a two-week
post-treatment
follow-up
period for all participants. This was an outpatient trial in patients who currently suffer a minimum of two migraines per month. During the trial, participants were instructed on how to self-administer TRUDHESA. The primary endpoints of the clinical trial were:

∎	treatment emergent adverse events, or TEAEs;

∎	change in nasal mucosa as measured by focused, endoscopic nasal exams conducted by an ear, nose and throat physician following the Nasal Examination Manual; and

∎	change in olfactory function as assessed by the University of Pennsylvania Smell Identification Test.
In the trial, TRUDHESA was generally well-tolerated. There were seven SAEs among five patients (1.4%) over the
52-week
study. Three patients had one SAE each, consisting of one event each of ovarian mass, intestinal obstruction and miscarriage. Two patients had more than one SAE: one patient with pulmonary embolism and visual impairment and one patient with clavicle and rib fractures. None of the SAEs were nasal-related and none of the SAEs were determined by the trial investigator to be related to TRUDHESA or led to withdrawal from the trial. There were also no clinically significant changes in olfactory function, and no abnormal findings from endoscopy examinations. There were no serious TRUDHESA-related TEAEs, and the majority of TRUDHESA-related TEAEs were mild and transient, with the most frequent during the entire 52-week study period being nasal congestion (17.8%), nausea (6.8%), nasal discomfort (6.8%), abnormal olfactory test (6.8%) and vomiting (2.7%). There were no cardiac adverse events and the discontinuation rate due to adverse events was only 6.8%. While the
12-month
trial extension was initiated to gather additional data on long term use of TRUDHESA, ultimately the extension was unnecessary per trial protocol due to lack of safety signals in the
6-month
cohort.
Exploratory efficacy measures were captured consisting of reporting in an electronic diary the time of onset of an aura, a migraine and associated symptoms, such as nausea, vomiting, sound sensitivity, smell sensitivity and light sensitivity. After taking a dose of TRUDHESA, questions about the severity of and relief from all symptoms were repeated at 15 minutes, 30 minutes and 1, 2, 8, 24 and 48 hours post dosing. Patients were also required to undergo periodic evaluation using Migraine Disability Assessment, or MIDAS, and Headache Impact Test, or
HIT-6,
questionnaires.
The trial evaluated the acute treatment effects of TRUDHESA against the patient’s best previous migraine treatment and the long-term effects of TRUDHESA utilized by patients for six months as exploratory efficacy endpoints. While not powered for statistical significance, on their first dose of TRUDHESA, 38% of patients reported being pain free at two hours. This effect remained consistent with long-term administration as 39% of all patients treated with TRUDHESA through three months had pain freedom at two hours (2,559 total migraines), and 35% of all patients treated with TRUDHESA through six months had pain freedom at two hours (1,736 total migraines). TRUDHESA was also associated with a reduction in pain symptoms, as 52% of patients receiving TRUDHESA were free of their most bothersome migraine symptom at two hours. Further, as shown in the figure below, 16% of patients who were treated with TRUDHESA had pain relief within 15 minutes and 66% of patients had pain relief within 2 hours (N=354).

% OF SUBJECTS ACHIEVING PAIN RELIEF* WITH 1ST INP104 DOSE (N=354) Time% OF SUBJECTS ACHIEVING PAIN RELIEF* WITH 1ST INP104 DOSE (N=354) 16.3% 15 Mins 29.6% 30 Mins 47.6% 1 Hour 66.3% 2 Hours
The long-term nature of the STOP301 trial also provided notable long-term data on the continued administration of TRUDHESA in an exploratory efficacy analysis conducted as part of the trial. As reflected in the figure below, patients treated with TRUDHESA reported a 48% reduction in the frequency of their migraines over baseline during the
6-month
trial.

Migraine Attack Frequency Over Time Full Safety Set N=354 Migraines per 4 Weeks 4.7 Migraines/month at baseline 2.6 Migraines/month by 3 months 2.4 Reduced migraine frequency sustained at 6 months 48% Decrease in migraine frequency
Pain freedom was consistent across multiple attacks throughout the
52-week
treatment period, with between
31%-39%
of patients in each measurement period achieving pain freedom at two hours. Additionally, 93% and 86% of patients achieving pain freedom at two hours on TRUDHESA did not suffer a relapse in migraine or require a rescue medication at 24 hours and 48 hours, respectively.

EAER data also showed a meaningful reduction in the usage of healthcare resources by patients treated with TRUDHESA versus their baseline. Specifically, emergency room visits were reduced by approximately 73% and hospitalizations and urgent care visits were reduced by 100%.
Phase 1 Clinical Trial Results
We completed a randomized
three-way
crossover pivotal Phase 1 clinical trial in the fourth quarter of 2017.
Thirty-six
healthy volunteers in Australia were randomized, and 27 were included in the evaluation of pharmacokinetic measures and comparative bioavailability. Migranal and TRUDHESA were self-administered by the trial participants. Migranal is an
FDA-approved
nasal spray product using DHE. The primary endpoint was to compare the bioavailability of DHE following single dose administration of 1.45 mg TRUDHESA, 1mg IV DHE as a safety comparator and 2mg Migranal (a nasal pump administered DHE) as an efficacy comparator. Pharmacokinetic measures, which refers to the movement of drug through the body, were recorded from baseline through 48 hours, with measures taken at 5, 10, 20, 30, 40 50 and 60 minutes within the first hour. Secondary endpoints were to evaluate the safety and tolerability of single doses of TRUDHESA and to assess plasma concentrations of 8’-hydroxy-dihydroergotamine, the primary metabolite of DHE.
Despite containing approximately 28% less DHE per dose than Migranal, TRUDHESA achieved blood levels comparable to IV DHE, which quickly separated from Migranal blood levels at five minutes, achieved Tmax more rapidly, achieved a four-fold increase in Cmax and a three-fold increase in AUC. After 20 minutes, TRUDHESA reached and sustained DHE levels similar to those seen with IV dosing through the next 48 hours. The following figure shows the pharmacokinetic measurements of DHE with TRUDHESA, IV DHE and Migranal for the first four hours after dosing.
Means DHE Plasma Concentration (pg/mL) Treatment INP104 1.45 mg (n=31) IV DHE 1.0 mg (n=32) Migranal 2.0 mg (n=34) Time After Dose (h)Mean DHE Plasma Concentration (pg/mL) Treatments INP104 1.45 mg (n=31) IV DHE 1.0 mg (n=32) Migranal 2.0 mg (n=34) Time After Dose (h)
Unlike standard bioequivalence studies, the intent of this trial was to investigate whether Cmax, AUC and Tmax of TRUDHESA lay between the 90% confidence intervals of IV DHE and Migranal. This would permit a bridge to the FDA’s findings of safety data for the IV product with higher blood levels, and to the FDA’s efficacy findings for Migranal with lower blood levels. As the following table indicates, TRUDHESA met the preplanned statistical endpoints to satisfy this recommendation from the FDA with statistical power in excess of 95% on all endpoints. Our proprietary POD technology demonstrated more consistent dosing than a traditional nasal spray as seen with the lower coefficient of variance measures of plasma levels compared to Migranal as highlighted in the table below.

DHE Pharmacokinetics

	Migranal (2mg)	TRUDHESA (1.45mg)	D.H.E.45 IV (1mg)
AUC0-inf (pg*hr/ml) [%CV]	2,199 [75%]	6,275 [42%]	7,490 [17%]
Cmax (pg/ml) [%CV]	300 [92%]	1,301 [51%]	14,190 [37%]
Tmax, median (min) [%CV]	47 [59%]	30 [57%]	5 [118%]
AUC0-2 (hr*pg/ml)	388	1,603	3,022
TRUDHESA was generally well-tolerated, with no participants experiencing serious adverse events that were drug related. The most common treatment-related adverse events observed for TRUDHESA included drowsiness, headaches and muscle soreness. Participants of this trial were surveyed on preference in administration, and TRUDHESA was preferred three to one over Migranal. TRUDHESA was noted to have less dripping, less post-nasal drip, was viewed as easier to use and over two-thirds
of the volunteers were “quite satisfied” or “very satisfied” with nasal delivery experience with our proprietary POD technology.
Optimized DHE delivery has been shown to yield rapid and sustained clinical benefit in pain relief and pain freedom in the acute treatment of migraines.
AUC0-2hr
is thought to be critical for achievement of pain relief. In a pharmacokinetic clinical trial of MAP0004, an investigational pulmonary inhaled DHE product that has not been approved by the FDA, an
AUC0-2hr
of 1,447 pg*hr/mL was observed.
Commercialization Strategy for TRUDHESA
We believe we can successfully commercialize TRUDHESA in the United States with a specialty sales force, beginning with approximately 60 representatives, and increasing to approximately 120 representatives, focusing in areas with increased demand. We intend to strategically pursue high value prescribers and early adopters, beginning with 8,000 of the highest volume migraine treatment prescribers. Based on recent migraine treatment product launches, such as ubrogepant and rimegepant, we believe this approach can be successful in accessing the concentrated prescriber bases in migraine. This target base includes approximately 5,600 neurologists and 2,400 high prescribing primary care physicians and headache specialists who have significant experience prescribing DHE. These groups make up 35% of the migraine treatment prescriptions, 60% of all acute branded prescriptions and 65% of all DHE prescriptions written in 2020 in the United States. In particular, neurologist prescription productivity has grown an average of approximately 15% per year over the last two years, a growth figure aided by an increase in the number of patients seeking treatment from neurologists and primary care physicians for migraine. The planned scale up to 120 representatives over the 2022 and 2023 calendar years is intended to allow us to target an additional 8,000 neurologists and high prescribing physicians that we believe will enable us to expand coverage to 45% of all migraine treatment prescriptions in the United States. We intend to build a commercial infrastructure focused on distribution, access, promotion, education and customer support. To facilitate early adoption, we are launching a “TRUDHESA Direct” pharmacy partnership and bridge co-pay program. Our market research indicates that over 70% of migraine sufferers are seeking better treatments, and physicians are willing to prescribe and payors support access at profitable price and rebate points. We plan to launch TRUDHESA with a WAC price of $850 for four doses which will constitute one prescription. With approximately 72% of migraine prescriptions paid by commercial payors, we believe this market presents an attractive payor mix. We anticipate using a robust sample program to ensure trial with TRUDHESA for patients seeking better treatments and outcomes. Also, as part of our commercialization strategy, we plan to educate healthcare practitioners and patients, partner with national associations and actively support advocacy groups in the migraine market. These efforts will be supplemented with non-personal
promotion to all targeted and
non-targeted
medium value physicians. To capture the maximum commercial opportunity of TRUDHESA, we may also selectively seek partners to commercialize the product outside of our target markets, including additional penetration within the broader primary care setting, as well as in geographies outside of the United States.
INP105 for the Acute Treatment of Agitation and Aggression associated with Autism Spectrum Disorder
We are currently developing INP105 as an upper nasal formulation of olanzapine administered using our proprietary POD technology for the acute treatment of agitation and aggression associated with Autism Spectrum Disorder, or ASD. ASD is a neurodevelopmental disorder characterized by persistent difficulties in social communication and social interaction, coupled with restricted, repetitive patterns of behavior or interest. Research indicates that aggression rates may be higher in individuals with ASD compared to those with other developmental disabilities. Agitation and aggression are frequent and difficult to manage symptoms, and associated with negative outcomes for patients with ASD and their caregivers, including decreased quality of life, increased stress levels, and reduced availability of educational and social support. Based on a study of emergency room usage in Canada, which found that 18% of individuals with ASD aged 12 and up had visited the emergency room within the past year, and that approximately 34% of such visits were for mental health issues, we estimate that approximately 220,000 patients with ASD in the United States seek emergency room care due to mental health issues annually. In addition to patients with ASD, we believe there is potential utility to expand the label for INP105 for the acute treatment of agitation and aggression associated with bipolar disorder and schizophrenia.
We are developing INP105 as a potential acute treatment option for agitation and aggression events in this under-served population. We believe INP105 is well positioned to expand the treatment setting beyond the emergency room to new settings, such as inpatient treatment facilities and also into patients’ homes. Following additional discussion with the FDA, we plan to initiate a double-blind, placebo-controlled Phase 2 safety and efficacy trial of a single dose of INP105 in adolescents with ASD in the United States by the end of 2021.
Disease Overview and Market Opportunity
ASD is characterized by marked impairment in social and communicative functioning combined with restricted interests and repetitive behaviors. In March 2020, the CDC released its biennial update of autism’s estimated prevalence among the nation’s children, stating that 1 in 54 children had a diagnosis of ASD by age 8 in 2016, a nearly 10 percent increase over 2014 when the estimate was 1 in 59. ASD is a serious neurodevelopmental disorder that currently affects approximately 3.5 million children and adults in the US. There is no single known cause, but it is hypothesized that genetic factors may play a role. There is no cure approved for ASD.
While there is no cure, intensive early treatment consisting of both psychotherapy and pharmacological treatment can make a big difference in the lives of many children. Approximately 58% of patients with ASD receive some kind of pharmacological treatment which targets non-core
associated symptoms such as hyperactivity, agitation, aggression and self-injury.
We believe the potential value of INP105 would be in treating the approximately 1.5 million children and adolescent patients who receive pharmacological treatments for their
ASD-related
conditions, and in approximately 40% of such patients that exhibit agitation or aggression. There is a tremendous support from doctors, behavioral therapists, parents and payors to provide the caregivers of individuals with ASD with tools to manage the agitative and aggressive behaviors at home to avoid emergency department visits and hospitalization. ASD children have nine times more emergency department visits compared to non-ASD
children due to psychiatric crises. Externalizing behaviors including aggression are the leading cause for these visits. Emergency department visits are associated with traumatic experience for the patient, loss of productivity for the parent and economic burden for the healthcare system. We believe INP105 has the potential to reduce emergency room visits for the approximately 220,000 ASD patients in the United States that we estimate seek care due to mental health issues annually.
Agitation Associated with Autism Spectrum Disorder
Individuals with ASD have a high incidence of mood lability, self-injurious behavior and aggressiveness toward others. Approximately
50-70%
of individuals with ASD exhibit psychological behaviors as reported by parents and caregivers, such as agitation, with a high prevalence of anxiety, attention-deficit/hyperactivity disorder and depression. Market research sponsored by us indicates approximately 40% of ASD patients had demonstrated agitation or aggression.
The Aberrant Behavior Checklist, or ABC, scale measured the emotional, social, irritability, agitation, speech, and behavioral symptoms of autism. The
ABC-I
(irritability, agitation, and crying) subscale includes symptoms of aggression towards others, deliberate self-injuriousness, temper tantrums, screams, and quickly changing moods. The
ABC-I
subscale has been used as a key primary measurement for efficacy assessment supporting the approval of a chronic treatment of risperidone and aripiprazole for the treatment of irritability in children and adolescents with ASD.
Aggression Associated with Autism Spectrum Disorder
Aggressive behaviors in ASD are the primary cause of residential placement and are associated with greater functional impairment and more intensive medical interventions. Additionally, aggressive behaviors in children with ASD are a frequent source of parental concern and are known to increase family stress, financial strain and demands on caregivers. Prevalence estimates of aggression in children with ASD vary based on the definitions used, but with certain finding that the prevalence of aggression in ASD may be up to 78.5%. Because of the variable nature of aggressive behavior, researchers have defined aggression in many different ways. Aggression is generally characterized as behavior that is threatening or likely to cause harm and may be verbal (e.g., threatening or cursing at another person) or physical (e.g., hitting, biting, or throwing objects at another person). A person can demonstrate one form of aggressive behavior or many, with variable frequency, intensity, and duration.
According to the ABC scale, aggression is a symptom categorized under the irritability, agitation, and crying subscale
(ABC-I),
and there are approved daily oral preventative products for irritability in ASD. However, recent studies have identified that irritability and aggression can be dissected. While
DSM-V-defined
argumentative and defiant behavior is associated with externalizing problems, angry/irritable symptoms predicted internalizing problems. It is important to distinguish between agitative mood and acts of hostility or aggression, as their mechanisms may be different, suggesting aggression may need to be treated differently compared to irritable symptoms. Aggression is also a major cause of morbidity in subjects with ASD.
Current Agitation and Aggression Treatment Approaches and Their Limitations
The goal in treating agitation and aggression is to rapidly
de-escalate
the patient in crisis while ensuring no harm comes to the patient and the providers. Antipsychotics are currently the standard of care for the acute treatment of agitation and aggression in schizophrenia and bipolar I disorder but also have widespread utility, along with Behavioral Therapy, in treating agitation and aggression in ASD. Some atypical antipsychotics, such as olanzapine, have been shown to have fewer side effects and better adherence than traditional antipsychotics prescribed for the same indications.
The side effect profile of a chronic treatment and issues with efficacy in acute settings are the biggest unmet needs in the treatment of agitation and aggression of children and adolescent patients with ASD. We commissioned a market research survey of 64 ASD providers asking about the greatest unmet needs for treatment of agitation and/or aggression associated with autism, and respondents indicated a need for faster acting, easier to administer treatments with fewer side effects for adolescents and young adults with
ASD-associated
agitation and aggression.
Our Solution: INP105
INP105 utilizes our proprietary POD technology to deliver olanzapine to the richly-vascularized upper nasal cavity. We believe that INP105 could be well positioned to disrupt the landscape in the acute treatment of ASD by rapidly delivering a preferred and widely used drug, olanzapine, in a non-invasive
manner. We believe INP105 may provide the first viable treatment option that allows patients and providers the ability to treat agitation and aggression in patients with ASD before it escalates to the point of danger to the family/caregiver and patient him/herself, which may require police and/or emergency medical care intervention and/or hospital admission.
We are evaluating INP105 for its potential to provide the following specific benefits when compared to existing therapies acutely treating agitation and aggression in patients with ASD:

∎
Olanzapine for Agitation and Aggression
.    Olanzapine is a preferred drug to treat agitation and aggression events generally. Specifically, IM olanzapine can have a faster onset of action, greater efficacy and fewer adverse effects than other atypical antipsychotics and other types of drugs.

∎
Rapid Onset of Action
.    In clinical trials, the delivery of olanzapine through our proprietary POD technology has demonstrated shorter time to peak blood level at five minutes compared to IM olanzapine, while achieving equivalent Cmax and AUC.

∎
Non-invasive
Delivery
.    Our proprietary POD technology delivered olanzapine with a pharmacokinetic profile similar to IM administration. Providing a non-invasive
therapy helps secure the patient-caregiver trust and improve overall outcome for the patient by enabling the provider to intervene earlier during a period of agitation and/or aggression. INP105 utilizes our proprietary POD technology to deliver olanzapine to the upper nasal cavity in less than a 3/10th of a second with the push of a button. We believe it is well positioned to expand the treatment setting beyond the emergency department to administration in in-patient
treatment facilities and patients’ homes by parents or caregivers.

∎
Manageable Tolerability Profile
.    Our single ascending dose trial in healthy volunteers testing three doses of olanzapine (5mg, 10mg, and 15mg) was generally well-tolerated both systemically and locally with no serious adverse events. We intend to study the 5mg dose in adolescents/young adults with ASD.

∎
Potential to avoid side effects associated with chronic treatment.

In our single ascending dose trial in healthy volunteers, INP105 demonstrated a more rapid rate of olanzapine absorption as compared to the currently approved IM olanzapine and the oral disintegrating tablet treatment, which may allow some patients to reduce their chronic medication use.

INP105 is intended to fulfill a major need for caregivers of ASD patients and is designed to be suitable for use in the home, in in-patient
treatment facilities and, if necessary, in the emergency room.
INP105 Clinical Development Program
We have completed a dose ranging Phase 1b safety and pharmacokinetics trial with INP105 in healthy adults in Australia. We have also completed the formulation development and scale-up
work with 12 months of stability data. We plan to initiate a Phase 2 proof-of-concept
trial in adolescents with ASD in the United States by the end of 2021, with initial results expected in the second half of 2022. We expect to enroll approximately 24 subjects in this study, using a single dose (5mg) of INP105 at onset of agitation. The primary endpoint will be safety, with secondary efficacy endpoints measured using the Agitation Calmness Evaluation Scale, or ACES. In this study we will be using the same dry powder POD device that was used successfully in the Phase 1b study.

Phase 1b Clinical Trial Results
We conducted a randomized, double-blind, single ascending dose Phase 1b trial that evaluated INP105 (5mg, 10mg and 15mg), IM olanzapine (5mg and 10mg), olanzapine (10mg) orally disintegrating tablets, or ODT, and placebo in 40 healthy volunteers in Australia. Thirty-seven evaluable subjects self-administered INP105. The primary endpoints were the safety and tolerability and pharmacokinetic profile of three single-ascending doses of INP105. Secondary endpoints evaluated the pharmacodynamic effects, which refers to the effect of drugs on the body, of three single-ascending doses of INP105 as compared to those of IM and ODT olanzapine. Pharmacokinetic timepoints were recorded at baseline through 120 hours, with measures taken at 5, 10, 15, 20, 30, 45, and 60 minutes within the first hour and pharmacodynamic effects were measured with Visual Analog Scale, or VAS, the Digit Symbol Substitution Test, or DSST, and the ACES.
As shown in the table below, the adverse events observed in the Phase 1b trial were similar to the side effects generally observed with olanzapine, with the most common adverse events being dizziness, light-headedness and hypotension. The frequency of these adverse events with administration through our proprietary POD technology was similar compared to IM or ODT administration of olanzapine, and we observed no serious adverse events.

	Olanzapine 5 mg IM n=20	Olanzapine 10 mg IM n=2	Olanzapine ODT 10 mg n=18	POD-OLZ 5 mg n=10	POD-OLZ 10 mg n=9	POD-OLZ 15 mg n=8	POD- Placebon=10
No. with at least one treatment related TEAE	18	2	15	8	6	6	1
	(90%)	(100%)	(83%)	(80%)	(67%)	(75%)	(10%)
Dizziness + postural dizziness	10	2	8	3	3	1	0
	(50%)	(100%)	(44%)	(30%)	(33%)	(13%)	(0%)
Presyncope (lightheadedness)	1	0	1	0	1	1	0
	(5%)	(0%)	(6%)	(0%)	(11%)	(13%)	(0%)
Hypotension + orthostatic hypotension	4	2	2	1	2	2	0
	(20%)	(100%)	(11%)	(10%)	(22%)	(25%)	(0%)
Key pharmacokinetic and pharmacodynamic observations are provided in the figures below. INP105 achieved similar bioavailability compared to equivalent doses of IM olanzapine as measured by AUC and Cmax, and INP105 achieved peak observable concentration more rapidly than IM olanzapine. Olanzapine ODT was significantly slower to achieve Tmax (2 hours) and had a lower overall Cmax and AUC. After 60 minutes, INP105 achieved similar bioavailability compared to equivalent doses of IM olanzapine 120 minutes after dosing. Data from two patients were excluded due to non-matching
plasma levels pursuant to clinical trial procedure.

Olanzapine Pharmacokinetic Results,
0-1
Hour

Olanzapine Pharmacokinetic Results, 0-1 Hour Plasma Concentration Olanzapine (ng/mL) INP105 15 mg (N=8) INP105 10 mg (N=9) INP105 5 mg (N=10) Olanzapine IM 5 mg (N=20) Olanzapine IM 10 mg (N=2) Olanzapine ODT 10 mg (N=18) Time (min)
Olanzapine Pharmacokinetic Results,
0-8
Hours

Olanzapine Pharmacokinetic Results, 0-8 Hours Plasma Concentration Olanzapine (ng/mL) INP105 15 mg (N=8) INP105 10 mg (N=9) INP105 5 mg (N=10) Olanzapine IM 10 mg (N=2) Olanzapine IM 5 mg (N=20) Olanzapine ODT 10 mg (N=18) Time (hr)
To measure pharmacodynamic effects of INP105 subjects were assessed using the DSST, ACES and VAS. As can be seen in the three graphs below, INP105 had a dose dependent effect on each of these pharmacodynamic measures similar to IM olanzapine, which further supports the novel and unique profile of INP105 to provide rapid onset of effect non-invasively.
ACES is a
9-point
scale that evaluates levels of agitation/calmness. A decrease in ACES score represents a reduction in agitation and in increased tranquil or calm state. Although these healthy subjects were not in an agitated state before dose administration, the increase in score indicates a transition into a more tranquil or calm state. The preliminary ACES results from our
INP105-101
trial in the figure below showed that INP105 had a similar effect as IM olanzapine and a greater effect than placebo.
ACES Results from INP105 Phase 1b Study

ACES (Maximum Change from Baseline) Olanzapine IM 5 mg (N=20) Olanzapine IM 10 mg (N=2) Olanzapine ODT 10 mg (N=18) INP105 5 mg (N=10) INP105 10 mg (N=9) INP105 15 mg (N=8)Placebo (N=10) Zyprexa IM 5 mg Zyprexa IM 10 mg Zyprexa Zydis 10 mg INP105 5 mg INP105 10 mg INP105 15 mg Placebo
The DSST test is a measure of change in cognitive function. Atypical antipsychotic drugs would be expected to result in a negative change from baseline. The preliminary DSST results from our
INP105-101
trial in the figure below showed that INP105 had a similar effect as IM olanzapine and a greater effect than placebo.

DSST Results from INP105 Phase 1b Trial

DSST (Maximum Change from Baseline) DSST Results from INP105 Phase 1b Study Olanzapine IM 5 mg (N=20) Olanzapine IM 10 mg (N=2) Olanzapine ODT 10 mg (N=18) INP105 5 mg (N=10) INP105 10 mg (N=9) INP105 15 mg (N=8) Placebo (N=10) Olanzapine IM 5 mg Olanzapine IM 10 mg Olanzapine ODT 10 mg INP105 5 mg INP105 10 mg INP105 15 mg Placebo
Patients self-reported the VAS on three scales of
0-100
dosing feeling drowsy to alert, foggy to clear-headed and lethargic to energetic at baseline and at various times after dosing. A reduction, or negative change, in score from baseline in each measure indicates an increase in feelings of drowsiness, foggy-headedness and lethargy, respectively. The preliminary VAS results from our
INP105-101
trial in the figure below showed that INP105 had a similar effect as IM olanzapine and a greater effect than placebo.
VAS Results from INP105 Phase 1b Trial

VAS (Maximum Change from Baseline) VAS Results from INP105 Phase 1b Study Olanzapine IM 5 mg (N=20) Olanzapine IM 10 mg (N=2) Olanzapine ODT 10 mg (N=18) INP105 5 mg (N=10) INP105 10 mg (N=9) INP105 15 mg (N=8) Placebo (N=10) Drowsey to Alert Foggy to Clear-headed Lethargic to Energetic
Commercialization Strategy for INP105
If approved, we believe we can successfully commercialize INP105 in the United States with a targeted, specialty sales force. We would intend to leverage the commercial and medical affairs infrastructure we would have in place for TRUDHESA for the acute treatment of migraine if approved. We plan to work with national autism associations, as well as inpatient treatment facilities to update treatment guidelines to include INP105 in treatment plans as part of behavior therapy plans for treating agitation and aggression in ASD. We plan to educate healthcare practitioners and patients, partner with national associations and actively support advocacy groups in the autism market.
INP107 for the Treatment of OFF Episodes in Parkinson’s Disease
We are currently developing INP107 as an upper nasal formulation of carbidopa/levodopa, administered using our proprietary POD technology, for the treatment of OFF episodes in Parkinson’s. Current standard of care for the symptomatic treatment of Parkinson’s is oral levodopa, but when levodopa levels fall below their therapeutic range, patients may lose adequate control of motor symptoms, which are referred to as OFF episodes. Carbidopa is co-administered
with levodopa to slow levodopa’s rapid metabolism thereby increasing the amount available for the symptoms of Parkinson’s. INP107 is a non-invasive,
self- or caregiver-administered, investigational upper nasal therapy designed to provide rapid delivery of levodopa to the brain for the treatment of OFF episodes. We have conducted a Phase 2a clinical trial with one dose of INP107 in Australia, and based on the trial results, we expect to further optimize the INP107 formulation prior to advancing into future clinical development.
Disease Overview and Market Opportunity
Parkinson’s is a progressive neurodegenerative disorder that results from the gradual death of certain dopamine producing neurons that aid in regulating motor control, among other functions. As the disease progresses, motor function gradually worsens until a patient is no longer able to perform normal daily tasks such as eating, bathing and dressing. In order to compensate for the loss of dopamine, patients are typically treated with oral carbidopa/levodopa therapy. However, as the disease progresses, dopamine levels fluctuate because of variable responses to oral treatment and insufficient levels of dopamine in the brain, causing OFF episodes.
Parkinson’s is the second most common neurodegenerative disorder worldwide and over one million people in the United States currently suffer from Parkinson’s. Its prevalence increases with age. It is estimated that over 350,000 Parkinson’s patients in the United States deal with OFF episodes on a daily basis. The overall Parkinson’s market is expected to grow to over $8.4 billion by 2026, with emerging treatments for OFF episodes contributing to that growth.
Current Parkinson’s Treatment Approaches and Inherent Limitations
There is no cure or disease-modifying treatment currently available for Parkinson’s. Current treatment strategies are focused on the management and reduction of the major symptoms of the disease and related disabilities. These therapies either aim to supplement dopamine levels in the brain, mimic the effect of dopamine in the brain by stimulating dopamine receptors or prevent the enzymatic breakdown of dopamine.
The standard of care regimen for symptomatic treatment of Parkinson’s is the oral administration of levodopa, which was the first drug approved specifically for Parkinson’s over 50 years ago. Levodopa remains the most efficacious and widely used treatment for Parkinson’s. Levodopa improves motor function as long as its levels in the brain remain within an individual’s therapeutic range.
Variations in levodopa concentrations outside of the therapeutic range are the determining factor for motor fluctuations. When levels are below the therapeutic range, patients do not experience adequate control of motor symptoms, which are referred to as OFF episodes. If levodopa levels exceed the therapeutic range, patients typically experience involuntary movements, which are referred to as dyskinesia. Using currently available oral treatment options, it is extremely challenging for physicians to create a customized patient-specific regimen that consistently maintains levodopa levels within a patient’s therapeutic range due to both the inherent nature of the levodopa chemical structure as well as the physiologic manifestations of the disease in patients.
The limitations to the use of oral levodopa include:

∎
Delayed and Variable Levodopa Clinical Effect
.    Levodopa blood levels are patient-specific and occasion-specific, but generally have peak blood levels at 1 to 2 hours after dosing. This delayed onset and variability lead to difficulties in planning levodopa dosing and frequently cause patients to be out of their therapeutic window. This variability is a significant contributor to the unreliability of oral levodopa and highlights the challenge that patients face every day in not knowing when their medication will take effect, if at all.

∎
Reduced Absorption and Food Effect
.    Levodopa must be actively absorbed through the gastrointestinal, or GI, tract into the bloodstream and competes with food for active transport. GI transport is frequently slowed by meals, decreasing the amount of levodopa that can be absorbed when it is given orally near mealtime. The frequency with which levodopa is administered throughout the day complicates dosing, as patients have difficulty planning meals around their complex oral dose regimens in order to minimize the impact on their levodopa absorption.

∎	Challenges with Swallowing . Parkinson’s patients frequently have difficulty swallowing oral medications.
As a result of these challenges, more than 90% of Parkinson’s patients experience at least one OFF episode per day. Nearly 65% of Parkinson’s patients are OFF for two or more hours per day and 20% are OFF for more than four hours per day. Nearly half the patients experiencing OFF indicate the need to avoid or stop activities they can perform while ON. The average disability rating was almost twice when patients described their state as OFF when compared to being ON.
There is a lack of available therapies to address these OFF episodes. Injectable apomorphine has been used as a non-selective
dopamine agonist and is effective in rapidly reducing OFF time, but its route of administration and significant nausea and vomiting hinder its utilization. Recently approved Inbrija, pulmonary inhaled levodopa, is indicated for the intermittent treatment of OFF episodes in Parkinson’s patients currently being treated with another form of carbidopa/levodopa. Clinical data in support of Inbrija indicate peak clinical effect, reversal of OFF, at 30 minutes after dosing.
Limitations of OFF treatments in Parkinson’s, which have resulted in unmet needs for Parkinson’s patients, include:

∎
Route of Administration
.    Injectable apomorphine is invasive and challenging for a patient in an OFF episode to administer. Inhaled levodopa requires strong pulmonary function and a
30-second
inhalation process. Oral levodopa, due to its route of administration, has significant GI delays and may have variability in absorption.

∎
Requires a Baseline of Carbidopa/Levodopa
.    Inhaled levodopa must be used as an adjunct to oral carbidopa/levodopa to achieve maximum impact due to the high metabolism of levodopa absent a decarboxylase inhibitor.

Our Solution: INP107
We are developing INP107 as a self- or caregiver- administered, upper nasal carbidopa/levodopa therapy.
Co-administration
of carbidopa with levodopa increases amounts of levodopa available in the CNS to be converted to dopamine by limiting peripheral conversion of levodopa in the blood. Additionally, reducing peripheral conversion to dopamine helps to avoid side effects such as nausea and low blood pressure.

We believe that INP107 has the potential to provide the following advantages:

∎	Rapid Onset and Pronounced Effect . Based on our initial PK and PD data, INP107 provided an encouraging bioavailability profile.

∎
Self or Caregiver Administration
.    INP107 utilizes our proprietary POD technology to deliver carbidopa/levodopa to the upper nasal cavity with a propellant, which would enable either self or caregiver administration.

∎	Delivery Without Breathing Coordination . INP107 is designed to deliver carbidopa/levodopa in a spray of 3/10ths of a second with no breathing coordination required.

∎
Potential Treatment of Morning OFF
.    We have designed INP107 to potentially be utilized without oral or baseline administration of carbidopa, which could facilitate use for morning OFF episodes when the patients do not have any levodopa or carbidopa in their system.

∎
Alternative to Oral Carbidopa/Levodopa Dosing
.    INP107 could be used to replace oral dosing and allow patients to better titrate their dosing due to its rapid uptake and without having to worry about food effects.

INP107 Clinical Development Program
We have completed a Phase 2a safety, tolerability and pharmacokinetics/pharmacodynamics trial in Parkinson’s patients testing INP107 and a levodopa-only formulation. The next phase of the program will be to initiate a Phase 1 pharmacokinetic and tolerability trial in Australia or the United States in 2022 to inform dose selection for further clinical development of INP107.
INP107 Clinical Results
Our Phase 2a clinical trial, completed in 2019, was a randomized, double-blind, placebo controlled, trial to evaluate the safety, tolerability and pharmacokinetics/pharmacodynamics of both a levodopa-only formulation pretreated with an oral decarboxylase inhibitor and INP107 (7mg carbidopa/70mg levodopa) in the absence of a decarboxylase inhibitor in PD patients during an OFF episode. The trial enrolled 32 patients in Australia who were randomized into one of four cohorts, all versus a placebo. Three cohorts consisted of a levodopa-only formulation and the fourth cohort consisted of INP107.
Patients in this trial were required to be levodopa responsive, to stop taking all Parkinson’s medications the evening before they arrived in clinic and were then confirmed to be in an OFF episode the morning of trial intervention. Once confirmed to be in an OFF episode, patients were randomized to either placebo or active treatment. Blood draws were completed at 4, 9, 14, 29, 44, 59, 89 and 119 minutes after dosing.
The primary endpoint of the trial was safety and tolerability over the immediate 240 minutes following dosing and over seven days of follow-up.
In this trial, INP107 was generally well tolerated, with no serious adverse events reported. Secondary endpoints included evaluating the pharmacokinetic profile of levodopa and the pharmacodynamic effect of INP107 in the 120 minutes following dosing. The latter was measured by trained assessors using the Movement Disorder Society—Unified Parkinson’s Disease Rating Scale Part 3. Trial results showing INP107 plasma concentrations over time are shown in the figure below.

Levodopa Plasma Concentrations Over Time from
INP107 Phase 2a Interim Analysis

Cohort 4 Summary with Carbidopa Plasma Concentration (ng/mL) Levodopa Carbidopa Time (min)
INP107 (7mg carbidopa/70mg levodopa) plasma levels were observed to increase over time throughout the duration of blood draws and were significantly higher than placebo after the first five minutes. However, despite this increase in plasma levels, there was no significant improvement in the UPDRS Part III motor scores between INP107 and placebo. Based on this result, we intend to further develop the formulation to improve the overall plasma absorption and speed of absorption before advancing into further clinical development.
Manufacturing
All of our manufacturing processes are outsourced to third parties with oversight by our internal managers. We rely on third-party manufacturers to comply with cGMP and produce sufficient quantities of drug product for use in clinical trials. We intend to continue this practice for the commercialization of TRUDHESA and for any future clinical trials and commercialization of INP105 and INP107 and for any other potential product candidates for which we retain significant development and commercialization rights.
The active pharmaceutical ingredient and drug formulation of TRUDHESA has been developed and manufactured by a CMO located in Europe. Our CMO has extensive experience manufacturing liquid formulation of dihydroergotamine mesylate under cGMP and has the capacity to manufacture at commercial scale. This CMO has manufactured Migranal, a drug that uses the same primary container and formulation as TRUDHESA, for over 20 years. The DHE batches used in the pivotal Phase 1 clinical trial, our registration lots, and our STOP301 trial were all produced by the same manufacturer, and on the same manufacturing lines that we expect will be used for commercial launch of TRUDHESA.
The TRUDHESA POD device is manufactured by third-party CMOs. This device has been used for the pivotal Phase 1 clinical trial, our registration lots, and our STOP301 trial and is the device intended for commercial launch of TRUDHESA. The plastic component manufacturing and sub-assembly,
valve manufacture, canister manufacture and canister fill with final assembly are each performed by a different third-party CMO. Each have extensive experience with medical-grade clinical and commercial scale device manufacture under cGMP. We used the same assembly group through all stages of development and intend to utilize the same assembly lines and validated processes through the NDA approval and submission process.

The INP105 and INP107 product candidates are both powder drug formulations. They have both utilized the clinical stage POD device for initial clinical trials and are both expected to transition to a commercial stage POD device for pivotal studies and commercialization. The development work on the commercial stage device for INP105 is ongoing, while the formulation has been developed and produced at commercial scale with 12 months of stability data. Both of these drug formulations have been developed with our powder formulation CMO. This CMO has the capability to produce these formulations at all scales of development including through commercialization.
Competition
The pharmaceutical industry is highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of product candidates which may target the same markets as our product candidates. We expect any future product candidates we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of administration and drug delivery.
For our marketed product and development product candidates, we are aware of the following competing efforts:

∎
TRUDHESA
.    Approved acute treatments for migraine include triptans, ditans, calcitonin gene-related peptides antagonists, or gepants, lasmiditan and alternative formulations of DHE, such as Migranal, which is administered intranasally. Some of these competitors are also developing product candidates that utilize alternative routes of administration, including Biohaven Pharmaceuticals, Inc., Amneal Pharmaceuticals, Inc., Satsuma Pharmaceuticals, Inc. and Zosano Pharma Corporation, whose product candidates use nasal pumps or other nasal drug delivery technologies.

∎
INP105
.    While there are no
FDA-approved
acute treatments for agitation and aggression in ASD, commonly prescribed treatments include mostly atypical (second generation) antipsychotics. These can include risperdone (Risperdal), olanzapine (Zyprexa), quetiapine (Seroquel), aripiprazole (Abilify), ziprasidone (Geodon) and others.

∎
INP107
.    Approved treatments for the symptoms of OFF episodes in Parkinson’s include carbidopa/levodopa (both short and long-acting oral forms),
MAO-B
inhibitors,
COM-T
inhibitors, dopamine agonists, amantadine such as Gocovri, apomorphine and inhaled levodopa, such as Inbrija. In addition, there are several product candidates under development by pharmaceutical companies such as Eli Lilly & Co., Intec Pharma Ltd. and AbbVie Inc. Some of these product candidates also utilize alternative routes of administration, such as Sunovion Pharmaceuticals, Inc., whose product candidate uses a sublingual film, and Acorda Therapeutics, Inc. whose product candidate uses a dry powder inhaler.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive.
Accelerated merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize product candidates that are more effective, safer, less toxic, more convenient or less expensive than our comparable product candidates. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of the entry of our product candidates. We believe the factors determining the success of our programs will be the efficacy, safety and convenience of our product candidates.
Intellectual Property
We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover, but is not limited to, our POD technology, our product candidates and components thereof, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patents; to defend against and challenge the assertion by third parties of their purported intellectual property rights; and to operate without the unauthorized infringement on the valid and enforceable patents and other proprietary rights of third parties.
We believe that we have a strong global intellectual property position relating to our POD device, TRUDHESA and our other product candidates. Our patent portfolio as of June 30, 2021 contained six U.S. issued patents and 29 patents issued in
ex-U.S.
jurisdictions including Australia, Canada, China, Switzerland, Germany, France, Great Britain, Japan, and Russia and 13 U.S. pending applications as well as 67 patent applications pending in
ex-U.S.
jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, South Africa and two pending international patent applications owned solely by us.
TRUDHESA is covered by five patent families: three of the families include claims relating to the POD device used for delivery of DHE to the upper nasal cavity; the other two families include claims relating to methods of delivering DHE to the upper nasal cavity. As of June 30, 2021, from the three device patent families, five U.S. patents have issued, 24 patents have issued in
ex-U.S.
jurisdictions including Australia, Canada, China, Switzerland, Germany, France, Great Britain, Japan, and Russia, and 25 applications were pending in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, and South Africa. Upon FDA approval, we intend to list the issued U.S. patents on the FDA Orange Book. As of June 30, 2021, from the two method of use patent families, three applications were pending in the U.S., and 10 applications were pending in
ex-U.S.
jurisdictions including Australia, Brazil, Canada, China, Europe, India, Japan, Hong Kong, Korea, and Russia and there is one pending international application. Our issued patents, and any patents that may issue from our pending patent applications, are expected to expire between 2032 and 2039, absent any patent term adjustments or extensions.
Our INP105 product candidate is covered by three patent families: two of the families include claims relating to the POD device used for delivery of olanzapine to the upper nasal cavity; one patent family includes composition of matter claims covering our dry powder formulation and claims directed to methods of delivering olanzapine to the upper nasal cavity. As of June 30, 2021, from the two device patent families, two U.S. patents have issued, ten patents have issued in
ex-U.S.
jurisdictions including Australia, Canada, China, Switzerland, Germany, France, Great Britain, Japan, and Russia, and 11 applications were pending in the U.S., Australia, Brazil, Canada, Europe, India, Israel, New Zealand,

and Singapore. As of June 30, 2021, in the composition of matter and method of use patent family, 10 applications were pending in the U.S. and
ex-U.S.
jurisdictions including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan and Korea. Our issued patents, and any patents that may issue from our pending patent applications, are expected to expire between 2032 and 2039, absent any patent term adjustments or extensions.
Our INP107 product candidate is covered by three patent families: two of the families include claims relating to the POD device used for delivery of a combination of levodopa and carbidopa to the upper nasal cavity; one patent family includes composition of matter claims covering our dry powder formulation and claims directed to methods of delivering a levodopa/carbidopa combination to the upper nasal cavity. As of June 30, 2021, from the two device patent families, two U.S. patents have issued, 11 patents have issued in ex-US
jurisdictions including Australia, Canada, China, Switzerland, Germany, France, Great Britain, Japan, and Russia, and 11 applications were pending in the U.S., Australia, Brazil, Canada, Europe, India, Israel, New Zealand, and Singapore. As of June 30, 2021, one application was pending in the U.S. in the composition of matter and method of use patent family and four applications were pending in China, Europe, Japan, and Korea. Our issued patents, and any patents that may issue from our pending patent applications, are expected to expire between 2032 and 2039, absent any patent term adjustments or extensions.
In addition, we have exclusively licensed a patent portfolio that as of June 30, 2021 contained two U.S. issued patents and nine patents issued in
ex-U.S.
jurisdictions including Canada, Italy, Great Britain, France, Spain, and Germany. This patent portfolio includes claims relating to a circumferential aerosol device for delivering drugs including to the olfactory epithelium and brain. Our issued patents that have been licensed are expected to expire between 2029 and 2031, absent any patent term adjustments or extensions. None of our licensed patents are material to our current pipeline product candidates.
We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop. In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in Europe and in additional countries where we believe such foreign filing is likely to be beneficial.
The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional
patent application. However, the term of U.S. patents may be extended for delays incurred encountered during prosecution that are caused by the USPTO or due to compliance with FDA requirements. For example, the Hatch-Waxman Act permits a patent term extension for
FDA-approved
drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond five years, nor beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Our currently issued patents, including those owned and exclusively licensed, will likely expire on dates ranging from 2029 to 2036. If patents are issued on our pending patent applications, including those owned and exclusively licensed, the resulting patents are projected to expire on dates ranging from 2032 to 2040, unless we receive patent term adjustment or patent term extension, or both. However, the actual protection afforded by a patent varies on a product-by-product
basis, from
country-to-country,
and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of CNS diseases has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending, and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platforms and product candidates and the methods used to manufacture those platforms and product candidates.
Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our POD device and product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our POD device and product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. For this and more comprehensive risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section titled “Risk Factors—Risks Related to Intellectual Property.”
Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. Third parties may have, or may obtain, blocking patents that could be used to prevent us from commercializing our POD device and product candidates and practicing our proprietary technology.
We own trademark registrations and pending applications for use in connection with TRUDHESA and our other product candidates in several jurisdictions, including the United States. The IMPEL mark is registered in Austria, Canada, China, the European Union, India, Japan, South Korea, United Kingdom, and the United States, and we own a pending application in Mexico. The IMPEL mark in simplified Chinese characters mark is registered in China. The IMPEL mark with the Impel NeuroPharma logo is registered in Australia. The Impel NeuroPharma logo is registered in Australia, China, the European Union, India, Japan, Mexico, South Korea, United Kingdom, and the United States, and we own a pending application in Canada. The POD mark is registered in Australia, the European Union, India, United Kingdom, and the United States. The IMPELPOD mark is registered in

China, Japan, Mexico, and South Korea, and we own pending applications in Canada and Mexico. The TRUDHESA mark is registered in Australia, China, the European Union, India, Japan, South Korea, and the United Kingdom, and we own pending applications in Canada, Mexico, and the United States. We own pending applications for the TULIFTA mark and the TRUDHESA logo in the United States.
It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result of the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.
We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting inventions.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Approval Process
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products and medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending NDA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.
Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market
approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.
Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product CMC, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.
Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practices, or GCPs, which are standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.
The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial may be sufficient in rare instances, including (1) where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with other confirmatory evidence.
The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $3,117,000 for Fiscal Year 2022. The manufacturer or sponsor under an approved NDA is also subject to an annual program fee, currently exceeding $369,000 for each prescription drug product for Fiscal Year 2022. These fees are typically increased annually.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth
review. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products that are not new molecular entities, or NMEs, are reviewed within ten months of the date of submission of the NDA to the FDA; most applications for priority review drugs that are not NMEs are reviewed within six months of the date of submission of the NDA to the FDA. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.
The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will generally inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.
After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.
An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing.
Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.
Section 505(b)(2) New Drug Applications
An alternative to the 505(b)(1) NDA pathway described above is an NDA submitted under Section 505(b)(2) of the FDCA, which enables the applicant to rely, in part, on the FDA’s prior findings in approving a similar product or published literature in support of its application.
505(b)(2) NDAs often provide an alternate path to FDA approval for modified formulations, new routes of administration, or new uses of previously approved products.
Section 505(b)(2) permits the submission of an NDA where at least some of the safety and efficacy information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety or effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.
Fast Track Designation and Accelerated Approval
The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment, and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Fast Track Designation within 60 days of receipt of the sponsor’s request.
Under the Fast Track program, the FDA may grant Fast Track Designation for a drug if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.
If a submission is granted Fast Track Designation, the sponsor may engage in more frequent interactions with the FDA, and the FDA may initiate review of sections of the NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon adequate and well-controlled clinical trials establishing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the drug has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval trials, or confirm a clinical benefit during post-marketing trials, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of
FDA-regulated
products, including drugs, are required to register and disclose certain clinical trial information on ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Pediatric Information
Under the Pediatric Research Equity Act, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data.
The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month
extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer
advertising,
off-label
promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.
Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.
The FDA strictly regulates marketing, labeling, advertising and promotion of drugs that are placed on the market. Advertising and promotion of drugs must be in compliance with the FDCA and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label
uses, and a company that is found to have improperly promoted off-label
uses may be subject to significant liability, including investigation by federal and state authorities.
The Hatch-Waxman Act
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical
or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use
rather than certify to a listed
method-of-use
patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent
exclusivity listed in the Orange Book for the referenced product has expired.
To the extent that a Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent
exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.
Exclusivity
Upon NDA approval of a new chemical entity, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. Certain changes to a drug, such as the addition of a new indication to the package insert, can be the subject of a three-year period of exclusivity if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to approval of the application. FDA cannot approve an ANDA for a generic drug that includes the change during the exclusivity period.
The FDCA alternatively provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Patent Term Extension
After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval up to a maximum of five years). The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years, and only one patent can be extended. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Combination Products
A combination product is a product comprising (i) two or more regulated components, i.e., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (ii) two or more separate products packaged together in a single package or as a unit and comprising drug and device products, device and biological products, or biological and drug products; (iii) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, for example, to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (iv) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.
The FDA is divided into various branches, or Centers, by product type. Different Centers typically review drug, biologic, or device applications. In order to review an application for a combination product, the FDA must decide which Center should be responsible for the review. FDA regulations require that the FDA determine the combination product’s primary mode of action, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The Center that regulates that portion of the product becomes the lead evaluator. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, an applicant submits a single marketing application to the Center selected to be the lead evaluator, although separate applications for each constituent part may be submitted to the applicable Centers. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center.
In a drug/device combination product, where the device component is a prefilled drug delivery device, the primary mode of action is typically a drug mode of action with the Center for Drug Evaluation and Research, or CDER, as the lead Center. CDER would review the NDA in consultation with the Center for Devices and Radiological Health on device-specific issues. For co-packaged
or single-entity combination products, such as
pre-filled
drug-delivery devices, there are two ways to comply with cGMP requirements. Manufacturers can either (i) demonstrate compliance with all cGMP regulations applicable to each of the constituent parts in the combination product or (ii) in the case of drug-device combination products, demonstrate compliance with either the drug cGMP regulations or the device QSR and also demonstrate compliance with additional provisions from the other of these two sets of cGMP requirements, as specified in the combination products regulations.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning or untitled letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, refusal or denial of submissions for new products, or withdrawal of clearance, authorization, or approval.
Other Healthcare Laws
In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry. These laws include anti-kickback statutes, false claims, transparency, and health information privacy laws and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Affordable Care Act, or ACA, amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.
Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label
promotion, may also violate false claims laws. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal False Claims Act. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.
In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not preempted by HIPAA.
Further, pursuant to the ACA, the CMS has issued a final rule that requires manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning calendar year 2021, manufacturers must collect information regarding payments and other transfers of value to physician assistants, nurse practitioners clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives for reporting in 2022.The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.
In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Still other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain pricing information, including information pertaining to and justifying price increases, or prohibit prescription drug price gouging. In addition, certain states require pharmaceutical companies to implement compliance programs or marketing codes. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.
Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment, and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.
Reimbursement
The regulations that govern pricing and reimbursement for new drugs and therapeutic biologics vary widely from country to country. Some countries require approval of the sale price of a drug or therapeutic biologic before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, a drug company can obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of that product.
A drug company’s ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government authorities, private health insurers and other organizations. Even if one or more products are successfully brought to the market, these products may not be considered cost-effective, and the amount reimbursed for such products may be insufficient to allow them to be sold on a competitive basis. Increasingly, third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for pharmaceutical products.
Significant delays can occur in obtaining reimbursement for newly-approved drugs or therapeutic biologics, and coverage may be more limited than the purposes for which the drug or therapeutic biologic is approved by the FDA or similar foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug or therapeutic biologic will be reimbursed in all cases or at a rate that covers a drug company’s costs, including research, development, manufacture, sale and distribution.
Interim reimbursement levels for new drugs or therapeutic biologics, if applicable, may also be insufficient to cover a drug company’s costs and may not be made permanent. Reimbursement rates may be based on payments allowed for lower cost drugs or therapeutic biologics that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs or therapeutic biologics may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs or therapeutic biologics from countries where they may be sold at lower prices than in the United States. Further, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement can differ significantly from payor to payor.
U.S. Healthcare Reform
In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on
biologic products, (ii) established a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50%
point-of-sale
discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, which has since been increased to 70% by the BBA, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer

Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (ix) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. By way of example, the Tax Reform Act, among other things, included a provision that repealed, effective January 1, 2019, the tax-based
shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, in January 2021, President Biden issued an executive order to initiate a special enrollment period to allow people to obtain health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021, and instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is uncertain how any such challenges and the healthcare measures of the Biden administration will impact the ACA and our business. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the
ACA-mandated
“Cadillac” tax on certain high-cost employer-sponsored insurance plans and the medical device excise tax, and effective January 1, 2021, also eliminates the health insurer tax. The BBA, among other things, also amended the ACA, effective January 1, 2019, by increasing from 50% to 70% the point-of-sale
discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In addition, CMS published a final rule that would give states greater flexibility, effective January 1, 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in 2013, due to subsequent legislative amendments to the statute, and will remain in effect through 2030, with the exception of a temporary suspension implemented under various
COVID-19
relief legislation from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Further, there have been several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In 2020, the HHS and the CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. Additionally, the Trump and Biden administrations have both issued executive orders intended to favor government procurement from domestic manufacturers. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. It is unclear whether these new regulations will be withdrawn or when they will become fully effective under the current administration. The impact of these lawsuits as well as legislative, executive, and administrative actions of the current administration on us and the pharmaceutical industry as a whole is unclear.
Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until January 1, 2023. Additionally, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. It is unclear to what extent these new regulations will be implemented and to what extent these regulations or any future legislation or regulations by the Biden administration will have on our business, including our ability to generate revenue and achieve profitability. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any product candidates we may develop or additional pricing pressures. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize TRUDHESA and our other product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.
Employees and Human Capital Resources
Employees
As of June 30, 2021, we had 72 full-time employees and one full-time contract employee. Of these employees, 19 have an M.D. or a Ph.D. From time to time, we also retain consultants to support our organization. As of June 30, 2021, we had 12 consultants. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good.
Diversity and Inclusion
We are committed to creating and maintaining a workplace free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. Our management team and employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace.
Competitive Pay & Benefits
We strive to provide pay, comprehensive benefits and services that help meet the varying needs of our employees. Our total rewards package includes competitive pay; comprehensive healthcare benefits package for employees. In addition, we offer every full-time employee, both exempt and non-exempt,
the benefit of equity ownership in the company through stock option grants.
Employee Development & Training
We focus on attracting, retaining, and cultivating talented individuals. We emphasize employee development and training by providing access to a wide range of online and instructor led development and continual learning programs. Employees are encouraged to attend scientific, clinical and technological meetings and conferences and have access to broad resources they need to be successful.
Properties and Facilities
Our principal executive office is located in Seattle, Washington, where we lease a total of approximately 11,256 square feet of office and laboratory space that we use for our administrative, research and development and other activities. Our lease expires in August 2022.
Legal Proceedings
From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers, key employee and directors as of July 31, 2021:

Name	Age	Position
Executive Officers:
Adrian Adams	70	President, Chief Executive Officer and Chair
John Hoekman, Ph.D.	40	Chief Technology and Development Officer
John Leaman, M.D.	48	Chief Financial Officer
Stephen Shrewsbury, M.B. ChB.	64	Chief Medical Officer
Leonard S. Paolillo	43	Chief Commercial Officer

Non-Employee Directors:
David Allison, Ph.D.(2)(3)(4)	39	Director
Timothy S. Nelson(2)	57	Director
H. Stewart Parker(1)(3)	65	Director
Ali Satvat(3)	43	Director
Mahendra G. Shah, Ph.D.(1)(2)	76	Director
Diane E. Wilfong(1)	59	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Lead Independent Director
Executive Officers
Adrian Adams
has served as Chair of our Board of Directors since January 2020, and as our Chief Executive Officer and President since May 2020. Prior to serving as our Chief Executive Officer, from February 2016 to January 2019, Mr. Adams served as Chief Executive Officer of Aralez Pharmaceuticals Inc., a specialty pharmaceutical company, after the merger between Pozen, Inc. and Tribute Pharmaceuticals Canada, Inc., and as a member of the Aralez board of directors. From May 2015 to January 2016, Mr. Adams served as Chief Executive Officer and a member of the board of directors of Aralez’s predecessor, Pozen, Inc. Prior to joining Pozen, Inc., Mr. Adams served as Chief Executive Officer and President of Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company, from December 2011 until its acquisition by Endo International plc in January 2015. Prior to joining Auxilium, from September 2011 until November 2011, Mr. Adams served as Chairman and Chief Executive Officer of Neurologix, Inc. a biotechnology company. Before Neurologix, Mr. Adams served as President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., where he led the company through a strategic acquisition by global pharmaceutical leader Merck & Co., Inc. in May 2011. Prior to Inspire, Mr. Adams served as President and Chief Executive Officer of Sepracor, Inc. from December 2006 until February 2010, when it was acquired by Dainippon Sumitomo Pharma Co. Mr. Adams currently serves as the Chairman of the board of directors at AcelRx Pharmaceuticals, Inc., and Chairman of the board of directors at Akebia Therapeutics, Inc. Mr. Adams graduated from the Royal Institute of Chemistry at Salford University in the United Kingdom. We believe that Mr. Adams is qualified to serve on our board of directors because of his experience as our Chief Executive Officer and his extensive corporate development experience in the pharmaceutical and biotechnology industries.

John Hoekman, Ph.D.
, our
co-founder,
has served as our Chief Technology and Development Officer since April 2021, and prior to that as our Chief Scientific Officer from July 2008 to April 2021. Prior to co-founding
our company, Dr. Hoekman was a researcher at the Alzheimer’s Research Center in St. Paul, Minnesota from April 2004 to June 2006. Dr. Hoekman holds a B.S. in Physics from the University of Minnesota and a Ph.D. in Pharmaceutics from the University of Washington.
John H. Leaman, M.D.,
has served as our Chief Financial Officer since June 2019. From October 2017 to March 2019, Dr. Leaman served as the Chief Financial Officer and Head of Corporate Development at Selecta Biosciences Inc. From June 2016 to September 2017, he served as Head of Corporate Development at InfaCare Pharmaceutical Corp., a specialty pharmaceutical company, until it was acquired by Mallinckrodt plc. in September 2017. From August 2014 to March 2016, Dr. Leaman was the Chief Financial Officer of Medgenics Inc. He also previously held senior roles at Shire plc. and Devon Park Bioventures, a venture capital fund targeting investments in therapeutics companies, and began his career serving a range of life sciences companies as an Associate Principal at McKinsey & Company. He received an M.D. from the Perelman School of Medicine at the University of Pennsylvania, an M.B.A. from the Wharton School at the University of Pennsylvania, a B.A. in psychology, philosophy and physiology from Oriel College, University of Oxford while completing a Rhodes Scholarship, and a B.S. in biology from Elizabethtown College.
Leonard S. Paolillo
has served as our Chief Commercial Officer since March 2021. Prior to that, Mr. Paolillo served from August 2019 to February 2021 as Executive Vice President and Chief Commercial Officer of Kyowa Kirin Inc., the North American affiliate of Kyowa Kirin Co. Ltd., a global specialty pharmaceutical company based in Tokyo, as well as in other roles from March 2014 to July 2019. Prior, from May 2011 to January 2014 he served as senior director of sales at Warner Chilcott Pharmaceuticals where he led the women’s healthcare, osteoporosis and urology sales forces. Mr. Paolillo began his healthcare career at EURO RSCG LIFE LM&P, a full-service healthcare advertising agency, before joining Warner Chilcott in March 2003, and holds a B.S. in business administration from Manhattan College.
Stephen Shrewsbury, M.B. ChB.
, has served as our Chief Medical Officer since March 2017. Prior to that, Dr. Shrewsbury was the Executive Vice President, Development, and Chief Medical Officer at Fortuna Fix Inc., a clinical biotechnology company, from June 2016 to December 2016. From April 2013 to June 2016, Dr. Shrewsbury was the Chief Medical Officer and Senior Vice President, Clinical Development of Aquinox Pharmaceuticals Inc., a pharmaceutical company focused on treating inflammation, inflammatory pain, and blood cancers. Prior to that, Dr. Shrewsbury served in executive positions at various other pharmaceutical companies, including MAP Pharmaceuticals, Inc., AVI BioPharma, Inc. and Adamas Pharmaceuticals. Dr. Shrewsbury holds an M.B. ChB. from the University of Liverpool, an MRCGP from the Royal College of General Practitioners and a Diploma in Pharmaceutical Medicine from the Royal College of Physicians.
Non-Employee
Directors
David Allison, Ph.D.
, has served as a member of our board of directors since June 2019. Dr. Allison has served as a Partner at 5AM Venture Management, LLC since July 2018, and was previously a Principal at 5AM Venture Management, LLC since August 2016. Dr. Allison previously served as a Principal at Versant Ventures from April 2014 to August 2016. Prior to Versant Ventures, Dr. Allison worked at Split Rock Partners as a Principal from August 2009 to August 2014, and at PTV Healthcare Capital as a Senior Associate from 2006 to 2009. Before his venture career, he worked in the diagnostics and drug discovery business unit at SurModics in 2004 and was a National Science Foundation Research Fellow at The Cleveland Clinic Foundation’s Heart Valve Laboratory. Dr. Allison currently serves on the boards of directors of various private companies. Dr. Allison received a Ph.D. in Bioengineering from Rice University with a focus in Cell Biology and Extracellular Matrix in

Cardiovascular Disease. He received a B.S.E in Biomedical Engineering from The University of Iowa. We believe that Dr. Allison is qualified to serve on our board of directors based on his expertise in corporate governance, financing and financial matters and his investment experience in the health care industry.
Timothy S. Nelson
has served on our board of directors since February 2017. Mr. Nelson previously served on the boards of directors of Xoc Pharmaceuticals, a private biotechnology company from January 2018 to September 2020, SurModics, Inc. a medical technologies company, from February 2014 to March 2015, and of MAP Pharmaceuticals, Inc., a development stage neurological company, from April 2005 to March 2013. Mr. Nelson has also served on the board of Civitas Therapeutics, Inc., a private pharmaceutical company, from December 2013 to October 2014. Mr. Nelson also serves on the board of directors of Dermavant, a private biopharmaceutical company, since April 2019. Prior to that, Mr. Nelson also held various senior management positions at other life sciences companies, including Medtronic plc, a multinational medical device company. Mr. Nelson holds a Bachelor of Chemical Engineering from the University of Minnesota and a Master of Management with distinction from the J.L. Kellogg Graduate School of Management at Northwestern University. We believe that Mr. Nelson is qualified to serve on our board of directors because of his extensive experience in the pharmaceuticals industry and as a director of a public company.
H. Stewart Parker
has served as a member of our board of directors since May 2014. From March 2011 to June 2014, Ms. Parker served in various roles at the Infectious Disease Research Institute, including as its Chief Executive Officer, strategic advisor and a member of the board of directors. Since January 2009, Ms. Parker has also served as a Principal at Parker BioConsulting, a biotechnology consulting firm. Prior to that, Ms. Parker has also served in various roles of leadership at other biopharmaceutical companies since 1992, including as Chief Executive Officer of Targeted Genetics Corporation, a biopharmaceutical company. Since August 2017, Ms. Parker has served on the board of directors of Achieve Life Sciences, Inc., a pharmaceutical company. Ms. Parker has also served on the board of directors of Armata Pharmaceuticals, Inc. (formerly C3J Therapeutics, Inc.) since 2010. Since June 2014, Ms. Parker has served on the board of directors of Sangamo Therapeutics, Inc., a genomic therapies company. Ms. Parker also currently serves on the board of directors of various private companies. Ms. Parker holds a B.A. in Slavic Language & Literature and an M.B.A. in Finance and International Business from the University of Washington. We believe that Ms. Parker is qualified to serve on our board of directors because of her extensive experience in the life sciences industry and as a director of other public companies.
Ali Satvat
has served as a member of our board of directors since December 2018. Mr. Satvat joined Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), in 2012 and is a Partner and
Co-Head
of the Health Care industry team within KKR’s Americas Private Equity platform, for which he is a member of the Investment Committee and the Portfolio Management Committee. Mr. Satvat is also Global Head of KKR’s Health Care Strategic Growth platform, for which he chairs the Investment Committee and the Portfolio Management Committee. Mr. Satvat has served as a member of the boards of directors of BridgeBio Pharma, Inc. since March 2016, Coherus BioSciences, Inc. since May 2014, Eidos Therapeutics, Inc. from June 2018 through January 2021, PRA Health Sciences, Inc., a global contract research organization, from September 2013 through April 2018, and multiple privately held companies. Prior to joining KKR, Mr. Satvat was a Principal with Apax Partners, where he invested in health care from 2006 to 2012. Previously, Mr. Satvat held various positions with Johnson & Johnson Development Corporation, Audax Group, and The Blackstone Group. Mr. Satvat holds an A.B. in History and Science from Harvard College and a M.B.A. in Health Care Management and Entrepreneurial Management from the Wharton School of the University of Pennsylvania. Mr. Satvat previously served as a member of the board of directors of the Healthcare Private Equity Association. We believe Mr. Satvat is qualified to serve on our board of directors because of his extensive investment and board experience with public and private companies in the health care industry.

Mahendra G. Shah, Ph.D.
, has served as a member of our board of directors since November 2016. Since March 2010, Dr. Shah has served in various roles with Vivo Capital, a healthcare focused investment firm, most recently as Senior Fellow. Dr. Shah is also the founder and executive chairman of Semnur Pharmaceuticals, Inc. (acquired by Scilex Pharmaceuticals Inc.). Dr. Shah previously served as a board member of Soleno Therapeutics Inc., a biopharmaceutical company, from March 2018 to April 2019, Crinetics Pharmaceuticals, Inc., a clinical stage pharmaceutical company, from October 2015 to January 2018, and Homology Medicines, Inc., a genetic medicines company, from July 2017 to June 2019. Since July 2016, Dr. Shah has served as a member of the board of directors of Verona Pharma PLC, a biopharmaceutical company. Dr. Shah also currently serves on the boards of directors of various private companies. Dr. Shah holds a Ph.D. in Pharmaceutical Sciences from St. John’s University and a B.S. and M.S. in Pharmacy from L.M. College of Pharmacy in Gujarat, India. We believe that Dr. Shah is qualified to serve on our board of directors because of his vast experience as a finance professional in the biomedical and pharmaceutical industries.
Diane E. Wilfong
has served as a member of our board of directors since September 2019. Since February 2016, Ms. Wilfong has served as Senior Vice President, Controller and Chief Accounting Officer at Gilead Sciences, Inc., a biotechnology company. From November 2014 to February 2016, Ms. Wilfong served as Vice President, Controller and Principal Accounting Officer at Computer Sciences Corporation, a technology company. Prior to that, Ms. Wilfong held various finance roles at other companies since 1983. Ms. Wilfong, a certified public accountant since 1985, holds a B.S.B.A. in Accounting from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill. We believe that Ms. Wilfong is qualified to serve on our board of directors because of her vast experience as a finance professional in the technology and biotechnology industries.
Disclosed Legal Proceedings
From February 2016 to January 2019, Mr. Adams served as Chief Executive Officer of Aralez Pharmaceuticals Inc., a specialty pharmaceutical company, after the merger between Pozen, Inc. and Tribute Pharmaceuticals Canada, Inc., and as a member of the Aralez board of directors. From May 2015 to January 2016, Mr. Adams served as Chief Executive Officer and a member of the board of directors of Aralez’s predecessor, Pozen, Inc. In August 2018, Aralez voluntarily commenced restructuring proceedings in Canadian Court and its U.S.-based subsidiaries, including POZEN, Inc., filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code.
From September 2011 until November 2011, Mr. Adams also served as Chairman and Chief Executive Officer of Neurologix, Inc. a biotechnology company which filed for bankruptcy under Chapter 7 in 2012.
Election of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.
Board Composition
Our board of directors currently consists of seven members. Six of our directors—Drs. Allison and Shah, Messrs. Nelson, Parker and Satvat, and Ms. Wilfong—are independent within the meaning of the independent director guidelines of Nasdaq. Our current directors will continue to serve until the election and qualification of their respective successors, or until their earlier deaths, resignations or removals.

Classified Board of Directors
In accordance with the terms of our restated certificate of incorporation and restated bylaws, our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election
for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

∎	the Class I directors are Mahendra G. Shah, Ph.D. and H. Stewart Parker and their terms will expire at our first annual meeting of stockholders held in 2022;

∎	the Class II directors are David Allison, Ph.D. and Ali Satvat and their terms will expire at our second annual stockholders meeting to be held in 2023; and

∎	the Class III directors are Adrian Adams, Timothy S. Nelson and Diane E. Wilfong and their terms will expire at our third annual stockholders meeting to be held in 2024.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third
of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”
Director Independence
Our common stock is listed on the Nasdaq Global Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in
Rule 10A-3
under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of
Rule 10A-3,
a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Adrian Adams, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each
non-employee
director and then transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. Each of the below committees has a written charter approved by our board of directors. Members serve on these committees will serve until their resignation or until otherwise determined by our board of directors, and copies of each charter are posted on our website at www.Impelnp.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of such website address in this prospectus is an inactive textual reference only.
Audit Committee
Our audit committee is comprised of Ms. Wilfong, Ms. Parker and Dr. Shah, with Ms. Wilfong serving as the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Wilfong is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of
Regulation S-K
promulgated under the Securities Act of 1933, as amended, or the Securities Act. This designation does not impose on such person any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

∎	selecting and hiring our independent registered public accounting firm;

∎	the qualifications, independence and performance of our independent auditors;

∎	the preparation of the audit committee report to be included in our annual proxy statement;

∎	our compliance with legal and regulatory requirements;

∎	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements; and

∎	reviewing and approving related-person transactions.
Compensation Committee
Our compensation committee is comprised of Mr. Nelson, Dr. Allison and Dr. Shah, with Mr. Nelson serving as the chair of our compensation committee. Each member of our compensation committee is a non-employee
director, as defined by
Rule 16b-3
promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

∎	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

∎	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

∎	administering our cash-based and equity-based compensation plans; and

∎	overseeing our compliance with regulatory requirements associated with the compensation of directors, officers and employees.
Nominating and Governance Committee
Our nominating and governance committee is comprised of Mr. Satvat, Dr. Allison and Ms. Parker, with Mr. Satvat serving as the chair of our nominating and governance committee. Each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:

∎	identifying, considering and recommending candidates for membership on our board of directors;

∎	overseeing the process of evaluating the performance of our board of directors; and

∎	advising our board of directors on other corporate governance matters.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has at any time been one of our officers or employees, and none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2020. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive and senior officers. The full text of our code of business conduct and ethics is posted on our website at
 www.Impelnp.com
. Information contained on or accessible through such website is not a part of this prospectus, and the inclusion of the website address in this prospectus is an inactive textual reference only. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.
Non-Employee
Director Compensation
Mr. Congleton, Mr. Adams and Dr. Hoekman did not receive any compensation for their services as directors during fiscal year 2020, while also serving as our former Chief Executive Officer, our current Chief Executive and our Chief Technology and Development Officer, respectively. Please see the section entitled “
Executive Compensation—2020 Summary Compensation Table
” for a summary of payments made to each of Mr. Congleton and Mr. Adams. Dr. Hoekman is an executive officer but not a named executive officer and does not receive any additional compensation for services provided as a director. Other than as described below, none of our non-employee
directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity
awards in the year ended December 31, 2020.
2020 Director Compensation Table
The following table presents the total compensation earned by each of our non-employee
directors in the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash(1)	Option Awards(3)	All Other Compensation		Total
David Allison, Ph.D.	–	–	–		–
Robert Mittendorff, M.D.	–	–	–		–
Timothy S. Nelson	$30,000	–	$78,000	(2)	$108,000
H. Stewart Parker	$40,000	–	–		$40,000
Aaron Royston, M.D.	–	–	–		–
Ali Satvat	–	–	–		–
Mahendra G. Shah, Ph.D.	–	–	–		–
Diane E. Wilfong.	$30,000	–	–		$30,000

(1)	The amounts reported in this column represent fees earned for service on our board of directors.

(2)	In 2020, Mr. Nelson received $78,000 pursuant to his consulting agreement with us, pursuant to which he provides strategic business consulting services.

(3)	The following table sets forth the aggregate number of shares of our common stock subject to outstanding options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Options Held as of December 31, 2020
David Allison, Ph.D..	–
Robert Mittendorff, M.D.	–
Timothy S. Nelson	99,197	(a)
H. Stewart Parker	74,843	(b)
Aaron Royston, M.D.	–
Ali Satvat	–
Mahendra G. Shah, Ph.D.	–
Diane E. Wilfong	31,356	(c)

(a)
This amount reflects (i) options to purchase 12,303 shares, 1/4 th
of which vested on February 14, 2018, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter, (ii) options to purchase 61,516 shares, all of which are vested, (iii) options to purchase 3,053 shares, 1/4 th
of which vested on February 13, 2019, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter and (iv) options to purchase 22,325 shares, 1/4 th
of which vested on February 8, 2020, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter.

(b)
This amount reflects (i) options to purchase 6,107 shares, all of which are vested, (ii) options to purchase 12,214 shares, all of which are vested, (iii) options to purchase 18,627 shares, 1/4 th
of which vested on March 9, 2018, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter, (iv) options to purchase 10,688 shares, 1/4 th
of which vested on February 13, 2019, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter and (v) options to purchase 27,207 shares, 1/4 th
of which vested on February 8, 2020, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter. In May 2019, our board of directors approved an amendment to Ms. Parker’s options referenced in clauses (iii), (iv) and (v) above, such that these options became fully vested upon our IPO.

(c)
This amount reflects options to purchase 31,356 shares, 1/4
th
of which vested on September 20, 2020, the
one-year
anniversary of the vesting commencement date, and 1/48
th
of which vest monthly thereafter.

Non-Employee
Director Compensation Policy
Prior to our IPO in April 2021, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors
for their service on our board of directors or committees of our board of directors.
In April 2021, our board of directors approved compensation for our non-employee
directors. Our
non-employee
directors receive annual cash compensation of $40,000 for service on the board, and additional cash compensation for the chairperson and committee members as set forth below. All cash payments are made quarterly in arrears, and pro-rated
for any partial quarters of service.

∎	Non-Executive Board Chairperson: $35,000

∎	Lead Director: $25,000

∎	Audit Committee Chair: $15,000

∎	Audit Committee Member (Non-Chair): $7,500

∎	Compensation Committee Chair: $12,000

∎	Compensation Committee Member (Non-Chair): $6,000

∎	Nominating and Corporate Governance Committee Chair: $10,000

∎	Nominating and Corporate Governance Committee Member (Non-Chair): $5,000
In addition, each
non-employee
director who is elected or appointed to our board of directors will be granted an option to purchase shares of our common stock equal to 0.069% of our fully-diluted common stock, upon the director’s initial appointment to our board of directors, referred to as the Initial Grant. The Initial Grant will vest over three years, with 1/3 vesting on the first anniversary of the Initial Grant and in equal monthly installments thereafter, such that the Initial Grant will become fully vested and exercisable on the three-year anniversary of the date of grant, subject to the director’s continued service through each applicable vesting date.
Each
non-employee
director who is serving on our board of directors immediately prior to, and will continue to serve on the Board following, our annual meeting of stockholders, will be granted an option to purchase shares of our common stock equal to 0.046% of our fully-diluted common stock on the date of such annual meeting of stockholders, referred to as the Annual Grant. Each Annual Grant will vest on the one-year
anniversary of the date of grant, such that the Annual Grant will become fully vested and exercisable on the one-year
anniversary of the date of grant, subject to the director’s continued service through the vesting date.

EXECUTIVE COMPENSATION
Executive Compensation Overview
The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2020, who are Jon Congleton, our former principal executive officer, Adrian Adams, our current principal executive officer, John H. Leaman, M.D., our Chief Financial Officer, and Stephen Shrewsbury, M.D., our Chief Medical Officer.
In May 2020, Mr. Congleton resigned as our President, Chief Executive Officer and Director, and Mr. Adams, who was at that time a Director of our company, was appointed to those executive officer roles.
The named executive officers’ compensation primarily consists of (1) base salary, (2) annual performance-based cash bonus and (3) equity incentive awards, as well as perquisites described below. Our named executive officers, during their employment with us, are also eligible to participate in the same retirement and health and welfare benefit plans as our other full-time employees.
2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Option Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)		All Other Compensation ($)		Total ($)
Adrian Adams President & Chief Executive Officer	266,041	3,348,910	95,544	(3)	15,330	(4)	3,725,825
Jon Congleton(5) Former President & Chief Executive Officer	173,548	–	–		1,924,378	(6)	2,097,926
John Leaman, M.D. Chief Financial Officer	415,231	–	123,463		–		538,694
Stephen Shrewsbury, M.B. Ch B. Chief Medical Officer	361,526	–	112,163		44,839	(7)	518,528

(1)
Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during 2020 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 9 of the notes to our financial statements included in this prospectus. Such grant-date fair market value does not take into account any estimated forfeitures related to service-based vesting conditions.

(2)
The amounts reported reflect the annual performance-based cash bonus amounts awarded to our named executive officers for their service in 2020. For additional information regarding the non-equity
incentive plan compensation, see
“—Non-Equity
Incentive Plan Awards.”

(3)	Mr. Adams declined in full the non-equity incentive plan compensation he was entitled to for 2020.

(4)
This amount reflects the compensation that Mr. Adams received for his service as a non-employee
director prior to his appointment as our President and Chief Executive Officer as set forth in the “2020 Director Compensation Table” contained elsewhere in this prospectus. Since becoming our Chief Executive Officer, Mr. Adams has not received any compensation in his capacity as a director.

(5)	Mr. Congleton resigned as our President and Chief Executive Officer effective May 4, 2020.

(6)
This amount reflects (i) the payments Mr. Congleton received or will receive in connection with his resignation as our Chief Executive Officer, which included (A) an aggregate severance amount of $433,102, which is being paid monthly for a period of 12 months from May 12, 2020, (B) a lump sum payment to be paid in 2021 of $59,329, which is equal to his target bonus for 2020, as pro-rated
for his period of service in 2020, (C) payments by us for premiums required to maintain his healthcare insurance for up to 12 months, the aggregate cost of which we estimate will be $26,455 (which is based on the payment of COBRA premiums after Mr. Congleton’s termination date starting June 2020 through December 2020 in the aggregate amount of $15,114, and the estimated payment of monthly COBRA premiums of $2,268 per month for the remaining 5 months), and (D) full acceleration of a portion of Mr. Congleton’s previously granted options, with an incremental value of $1,393,209, (ii) $3,259 for travel, (iii) $361 for internet services, (iv) $5,054 for rental housing expenses paid on behalf of Mr. Congleton, whose residence is in Pennsylvania, in conjunction with his regular duties in our Seattle, Washington corporate offices, and (v) $3,609 for moving costs.

(7)	This amount reflects (i) our matching contributions of $8,839 made on behalf of Dr. Shrewsbury under our 401(k) plan and (ii) $36,000 for living expenses paid to Dr. Shrewsbury.
Narrative Disclosure to the Summary Compensation Table
Non-Equity
Incentive Plan Awards
Annual bonuses for our named executive officers are based on the achievement of corporate performance objectives. For the 2020 bonuses, the target annual bonuses for Mr. Adams, Dr. Leaman and Dr. Shrewsbury were equal to 40%, 35% and 35%, respectively, of their respective annual base salaries. In January 2021, based on the achievement of corporate performance objectives, our board of directors determined to award bonuses for 2020 equal to 85% of each of Mr. Adams, Dr. Leaman and Dr. Shrewsbury’s target bonuses, as set forth in the table above. Mr. Adams declined acceptance of his cash bonus for 2020.
Employment Agreements with our Executive Officers
Each of our current named executive officers is employed
at-will
and their compensation is reviewed periodically and subject to the discretion of our board of directors and compensation committee.
In April 2021, we entered into employment agreements with each of our named executive officers, as described below.
Adrian Adams
Our employment agreement with Mr. Adams provides for an annual base salary of $575,000. Mr. Adams is also entitled to reimbursement in an annual amount not to exceed $55,000 for reasonable expenses for travel between his home and Seattle, Washington, which amount will be grossed up for any applicable income taxes. Pursuant to Mr. Adams’ employment agreement, he is eligible to earn an annual target cash bonus equal to 60% of Mr. Adams’ base salary, and he is eligible to participate in our employee benefit plans, including health insurance, at the same level as our other similarly situated executives.
John Leaman
Our employment agreement with Dr. Leaman provides for an annual base salary of $440,000. Pursuant to Dr. Leaman’s employment agreement, he is eligible to earn an annual target cash bonus equal to 40% of Dr. Leaman’s base salary, and he is eligible to participate in our employee benefit plans, including health insurance, at the same level as our other similarly situated executives.
Stephen Shrewsbury
Our employment agreement with Dr. Shrewsbury provides for an annual base salary of $410,000. Pursuant to Dr. Shrewsbury’s employment agreement, he is eligible to earn an annual target cash bonus equal to 40% of Dr. Shrewsbury’s base salary, and he is eligible to participate in our employee benefit plans, including health insurance, at the same level as our other similarly situated executives.
Potential Payments upon an Involuntary Termination or Corporate Transaction
Our named executive officers’ employment agreements provide for the benefits described below upon a termination, a ‘corporate transaction’ (as defined in the applicable employment agreement), or a termination upon or within 12 months following a corporate transaction, as applicable.
Adrian Adams
Pursuant to Mr. Adams’ employment agreement, if Mr. Adams is subject to a termination without cause or if he resigns for good reason (each, as defined in Mr. Adams’ employment agreement) absent a corporate transaction, then Mr. Adams will be entitled to receive, subject to execution of a general release of claims, (i) 12 months of his base salary, (ii) continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to 12 months, to be paid on our regular payroll dates in accordance with our regular payroll schedule, (iii) a lump sum cash payment equal to a pro-rated
portion of Mr. Adams’ target bonus amount, payable when such bonuses are paid to other participants in our bonus program and (iv) 12 months of vesting acceleration of his outstanding unvested equity, provided that equity that vests based on performance criteria will be governed solely by the applicable award agreements.
Pursuant to Mr. Adams’ employment agreement, if Mr. Adams is subject to a termination without cause or if he resigns for good reason upon or within 12 months following a corporate transaction (as defined in Mr. Adams’ employment agreement), Mr. Adams will be entitled to receive, subject to execution of a general release of claims (i) 18 months of his base salary, (ii) his full target bonus, (iii) continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to 18 months, paid on our regular payroll dates in accordance with our regular payroll schedule, (iv) a lump sum cash payment equal to a pro-rated
portion of Mr. Adams’ target bonus amount, payable when such bonuses are paid to other participants in our bonus program and (v) full vesting acceleration of his outstanding unvested equity. Pursuant to Mr. Adams’ employment agreement, if, in connection with a corporation transaction, any of Mr. Adams’ outstanding equity will not be continued, assumed, converted, replaced, or substituted by any successor entity, then all time- and service-based vesting conditions applicable to such equity will be accelerated in full and any performance-based vesting conditions will be deemed to be met at target, as of the date of such corporate transaction.
John Leaman
Pursuant to Dr. Leaman’s employment agreement, if Dr. Leaman is subject to a termination without cause or if he resigns for good reason (each, as defined in Dr. Leaman’s employment agreement) absent a corporate transaction, then Dr. Leaman will be entitled to receive, subject to execution of a general release of claims, (i) nine months of his base salary and (ii) continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to nine months, to be paid on our regular payroll dates in accordance with our regular payroll schedule.

Pursuant to Dr. Leaman’s employment agreement, if Dr. Leaman is subject to a termination without cause or if he resigns for good reason upon or within 12 months following a corporate transaction (as defined in Dr. Leaman’s employment agreement), Dr. Leaman will be entitled to receive, subject to execution of a general release of claims, (i) 12 months of his base salary, (ii) his full target bonus, (iii) and continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to 12 months, paid on our regular payroll dates in accordance with our regular payroll schedule, (iv) a lump sum cash payment equal to a pro-rated
portion of Dr. Leaman’s target bonus amount, payable when such bonuses are paid to other participants in our bonus program and (v) full vesting acceleration of his outstanding unvested equity. Pursuant to Dr. Leaman’s employment agreement, if, in connection with a corporation transaction, any of Dr. Leaman’s outstanding equity will not be continued, assumed, converted, replaced, or substituted by any successor entity, then all time- and service-based vesting conditions applicable to such equity will be accelerated in full and any performance-based vesting conditions will be deemed to be met at target, as of the date of such corporate transaction.
Stephen Shrewsbury
Pursuant to Dr. Shrewsbury’s employment agreement, if Dr. Shrewsbury is subject to a termination without cause or if he resigns for good reason (each, as defined in Dr. Shrewsbury’s employment agreement) absent a corporate transaction, then Dr. Shrewsbury will be entitled to receive, subject to execution of a general release of claims, (i) nine months of his base salary and (ii) continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to nine months, to be paid on our regular payroll dates in accordance with our regular payroll schedule.
Pursuant to Dr. Shrewsbury’s employment agreement, if Dr. Shrewsbury is subject to a termination without cause or if he resigns for good reason upon or within 12 months following a corporate transaction (as defined in Dr. Shrewsbury’s employment agreement), Dr. Shrewsbury will be entitled to receive, subject to execution of a general release of claims, (i) 12 months of his base salary, (ii) his full target bonus, (iii) continuation of his existing medical, dental, and/or life insurance benefits under COBRA for up to 12 months, paid on our regular payroll dates in accordance with our regular payroll schedule, (iv) a lump sum cash payment equal to a pro-rated
portion of Dr. Shrewsbury’s target bonus amount, payable when such bonuses are paid to other participants in our bonus program and (v) full vesting acceleration of his outstanding unvested equity. Pursuant to Dr. Shrewsbury’s employment agreement, if, in connection with a corporation transaction, any of Dr. Shrewsbury’s outstanding equity will not be continued, assumed, converted, replaced, or substituted by any successor entity, then all time- and service-based vesting conditions applicable to such equity will be accelerated in full and any performance-based vesting conditions will be deemed to be met at target, as of the date of such corporate transaction.
Outstanding Equity Awards at 2020 Fiscal
Year-End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020.

	Option Awards
Name	Grant Date(1)		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($/share)	Option Expiration Date
Adrian Adams	1/23/2020	(2)	1/8/2020	–	58,812		$8.19	1/23/2030
	5/4/2020	(2)	5/4/2020	–	715,358	(3)	7.86	5/4/2030
John Leaman, M.D.(5)	6/24/2019	(4)	6/24/2019	88,190	146,983		6.72	6/23/2029

	Option Awards
Name	Grant Date(1)		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($/share)	Option Expiration Date
Stephen Shrewsbury, M.B., Ch.B.	2/14/2017	(4)	2/14/2017	23,580	1,026	1.97	2/14/2027
	10/18/2017	(4)	9/1/2017	12,008	2,772	1.97	10/18/2027
	3/9/2018	(4)	2/13/2018	3,676	1,515	2.46	3/9/2028
	2/8/2019	(4)	2/8/2019	38,290	45,251	2.95	2/7/2029

(1)	Outstanding equity awards granted prior to November 30, 2018, the effective date of our 2018 Equity Incentive Plan, were granted under our 2008 Equity Incentive Plan.

(2)	1/4 th of the option will vest on the one-year anniversary of the vesting commencement date and an additional 1/48 th will vest monthly thereafter.

(3)
On May 4, 2020, our board of directors approved the grant of Mr. Adams’ options, which also provided for (i) full vesting acceleration upon an involuntary termination within 12 months following a change in control or (ii) if an involuntary termination occurs prior to a change in control, vesting acceleration as to the number of then-unvested shares subject to the option which would have vested in the
12-month
period following termination had Mr. Adams remained as our chief executive officer.

(4)	1/4 th of the option vested on the one-year anniversary of the vesting commencement date and an additional 1/48 th vests monthly thereafter.

(5)
On October 30, 2019, our board of directors approved an amendment of Dr. Leaman’s options granted on June 24, 2019 to provide for full vesting acceleration upon an involuntary termination within 12 months following a change in control.

Equity Compensation Plans and Other Benefit Plans
2008 Equity Incentive Plan
Our 2008 Plan was initially adopted by our board of directors and approved by our stockholders in September 2008, and was amended most recently in February 2018. The 2008 Plan allows for the grant of stock options and restricted stock, as described below. As of December 31, 2020 we had 634,788 shares of our common stock reserved for issuance pursuant to awards granted under our 2008 Plan, of which no shares remained available for future grants. We terminated our 2008 Plan effective November 30, 2018 and transitioned to our 2018 Plan. Any awards granted under the 2008 Plan that remain outstanding as of such date will continue to be subject to the terms of our 2008 Plan and applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Administration
.    Our 2008 Plan is administered by our board of directors or a committee appointed by our board of directors. Subject to the terms of the 2008 Plan, our board of directors has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2008 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2008 Plan and awards granted pursuant to the 2008 Plan.
Eligibility
.    Pursuant to the 2008 Plan, we may grant incentive stock options only to our employees (including officers and directors who are also employees). We may grant non-statutory
stock options and restricted stock to our employees, directors, and consultants.

Options
.    The 2008 Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code, and
(ii) non-statutory
stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant, except that incentive stock options granted to any individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2008 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns stock representing more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant. As of December 31, 2020, options to purchase 401,512 shares of common stock had been exercised and options to purchase 634,788 shares of common stock remained outstanding under our 2008 Plan, with a weighted-average exercise price of $2.04 per share.
Restricted Stock Awards
.    Awards of restricted stock represent an offer by us to sell shares of our common stock subject to restrictions which may lapse based on terms and conditions determined by our board of directors or applicable committee. Holders of restricted stock are entitled to vote and, unless otherwise determined by the board of directors, are entitled to receive all dividends and distributions with respect to such shares. Any dividends or stock distributions paid pursuant to any unvested shares of restricted stock will be subject to the same restrictions on transferability and forfeiture as the restricted stock. As of December 31, 2020, no shares of restricted stock have been issued under the 2008 Plan.
Transferability
.    Unless otherwise determined by the board of directors, awards granted under the 2008 Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution or qualified domestic relations orders.
Change of Control and Dissolution or Liquidation
.    In the event of a merger, a combination transaction (as defined in the 2008 Plan), an asset sale or a dissolution or liquidation of us, the 2008 Plan provides that outstanding awards will be treated in the manner determined by our board of directors, and may (i) be assumed, converted, substituted or replaced by a successor corporation with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices, or provided with substantially similar consideration as was provided to our stockholders; or (ii) be terminated upon, or immediately prior to the consummation of the transaction.
Adjustments
.    In the event of a dividend or other distribution (whether in the form of cash, shares of our common stock or other securities or property), recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our corporate structure affecting the shares of common stock issued under the 2008 Plan, our board of directors will adjust the number and class of shares that may be delivered under 2008 Plan and/or the number, class and price of shares covered by each outstanding award, in order to prevent diminution or enlargement of benefits or potential benefits intended to be made available under the 2008 Plan.
2018 Equity Incentive Plan
Our 2018 Plan was adopted by our board of directors and approved by our stockholders in November 2018. The 2018 Plan allows for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units, or RSUs, as described below. As of December 31 2020, we had 2,151,557 shares of our common stock reserved for issuance pursuant to awards under our 2018 Plan, of which 344,456 shares remained available for grant. We terminated our 2018 Plan effective

April 22, 2021 and transitioned to our 2021 Plan. Any awards granted under the 2018 Plan that remain outstanding as of such date will continue to be subject to the terms of our 2018 Plan and applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Administration
.    Our 2018 Plan is administered by our board of directors or a committee appointed by our board of directors. Subject to the terms of the 2018 Plan, our board of directors has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2018 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2018 Plan and awards granted pursuant to the 2018 Plan.
Eligibility
.    Pursuant to the 2018 Plan, we may grant incentive stock options only to our employees (including officers and directors who are also employees). We may grant non-statutory
stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors, and consultants.
Options
.    The 2018 Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code, and
(ii) non-statutory
stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant, except that incentive stock options granted to any individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2018 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns stock representing more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant. As of December 31, 2020, 50,678 options to purchase shares of common stock had been exercised and 1,807,101 options to purchase shares of common stock remained outstanding under our 2018 Plan, with a weighted-average exercise price of $6.28 per share.
Restricted Stock Awards
.    Awards of restricted stock represent an offer by us to sell shares of our common stock subject to restrictions which may lapse based on terms and conditions determined by our board of directors or applicable committee. Holders of restricted stock are entitled to vote and, unless otherwise determined by the board of directors, are entitled to receive all dividends and distributions with respect to such shares. Any dividends or stock distributions paid pursuant to any unvested shares of restricted stock will be subject to the same restrictions on transferability and forfeiture as the restricted stock. As of December 31, 2020, no shares of restricted stock had been issued under the 2018 Plan.
Other Awards
.    The 2018 Plan also provides for the grant of stock appreciation rights and restricted stock units, neither of which has been granted as of December 31, 2020.
Transferability
.    Unless otherwise determined by the board of directors, awards granted under the 2018 Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution or qualified domestic relations orders.
Acquisition or Other Combination
.    In the event of an acquisition (as defined in the 2018 Plan), or other combination (as defined in the 2018 Plan), the 2018 Plan provides that outstanding awards will be treated in the manner determined by our board of directors, and may (i) be continued, assumed or substituted with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices; (ii) become vested or exercisable, in full or in part; (iii) be terminated for no consideration or in exchange for an amount of cash or securities property followed by the cancellation of such awards; or (iv) any combination of the foregoing. After giving effect to the foregoing, any awards outstanding under the 2018 Plan that are not assumed or substituted will terminate if not exercised, as applicable, immediately following the consummation of the acquisition or other combination.
Adjustments
.    In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our corporate structure affecting the shares of common stock issued under the 2018 Plan, our board of directors will adjust the number and class of shares that may be delivered under 2018 Plan and/or the number, class and price of shares covered by each outstanding award, in order to prevent diminution or enlargement of benefits or potential benefits intended to be made available under the 2018 Plan.
Dissolution or Liquidation
.    In the event of a proposed dissolution or liquidation, the 2018 Plan provides that each outstanding award will terminate if not exercised prior to the dissolution or liquidation event.
2021 Equity Incentive Plan
We adopted our 2021 Plan on April 22, 2021, and the 2021 Plan serves as the successor to our 2018 Plan. Our 2021 Plan authorizes the award of stock options, RSUs, restricted stock awards, stock bonus awards, stock appreciation rights, performance awards, and cash awards. We initially reserved 2,205,000 shares of our common stock, plus any shares not issued or subject to outstanding grants under the 2018 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of 5% of the total number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a number as may be determined by our board of directors. In addition, the following shares of our common stock will be available for grant and issuance under our 2021 Plan:

∎	shares subject to awards granted under our 2008 Plan and/or 2018 Plan, or the Prior Plans, that cease to be subject to such awards by forfeiture or otherwise after the effective date;

∎	shares issued under our Prior Plans before or after the effective date pursuant to the exercise of stock options that are forfeited after the effective date;

∎	shares issued pursuant to outstanding awards under our Prior Plans that are forfeited or repurchased by us at the original issue price after the effective date of the 2021 Plan;

∎	shares subject to options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award;

∎	shares subject to issuance upon exercise of an option or SAR granted under the 2021 Plan but which cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

∎	shares subject to outstanding awards under our 2021 Plan that are forfeited or repurchased by us at the original issue price;

∎	shares subject to awards under our 2021 Plan that otherwise terminate without such shares being issued; and

∎	shares subject to awards under our 2021 Plan that are surrendered pursuant to an exchange program.
The following is a description of the material terms of the 2021 Plan. The summary below does not contain a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, a copy of which is included as an exhibit to the registration statement to which this prospectus forms a part.
Administration
.    Our 2021 Plan is administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that our board of directors or compensation committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee
directors may only be determined by our board of directors.
Eligibility
.    Our 2021 Plan provides for the grant of awards to our employees, directors, and consultants. No non-employee
director may receive awards under our 2021 Plan that, when combined with cash compensation received for service as a non-employee
director, exceed $750,000 in value (measured as of the date of grant) in any fiscal year, or $1,000,000 in his or her initial fiscal year.
Options
.    The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory
stock options to purchase shares of our Common Stock at a stated exercise price. Incentive stock options may only be granted to our employees, including our officers and directors who are also employees. The exercise price of incentive stock options granted under the 2021 Plan must be at least equal to the fair market value of our Common Stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Common Stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 6,615,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2021 Plan.
Options may vest based on service or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards
.    An award of restricted stock is an offer by us to sell shares of our Common Stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation committee. Unless otherwise determined by the compensation committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any unvested shares of restricted stock. If any such dividends or distributions are paid in shares of common stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid.
Stock Appreciation Rights
.    A SAR provides for a payment, in cash or shares of our Common Stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our Common Stock on the date of exercise and a pre-determined
exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The exercise price of a SAR must be at least the fair market value of a share of our Common Stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.
Restricted Stock Units
.    RSUs represent the right to receive shares of our Common Stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs may be made as soon as practicable after the date determined at the time of grant or on a deferred basis in the discretion of the committee, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards
.    Performance awards granted to pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Common Stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards
.    A stock bonus award provides for payment in the form of cash, shares of our Common Stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our compensation committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.
Cash Awards
.    A cash award is an award that is denominated in, or payable to an eligible participant solely in, cash.
Dividend Equivalent Rights
.    Dividend equivalent rights may be granted at the discretion of our compensation committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Common Stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by the compensation committee.
Corporate Transaction
.    In the event of a “corporate transaction” (which includes a merger, consolidation or asset sale), the 2021 Plan provides that outstanding awards will be treated in the manner determined by our board of directors, and may (i) be assumed, converted, replaced, or substituted with substantially equivalent awards of any successor corporation or affiliate, (ii) become vested or exercisable, in full or in part, (iii) be settled in cash, cash equivalents, or securities of any successor entity followed by the cancellation of such awards, or (iv) be cancelled for no consideration. In the event any successor corporation refuses to assume, convert, replace, or substitute awards, then immediately prior to such corporate transaction all awards shall expire. Awards need not all be treated in the same manner in a corporate transaction. Notwithstanding the foregoing, the vesting of all awards granted to our non-employee
directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction.
Adjustment
.    In the event of a change in the number of outstanding shares of our Common Stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off
or similar change in our capital structure, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2021 Plan and the incentive stock option limit; (ii) the exercise prices of options and SARs; (iii) number and class of shares subject to outstanding awards; and (iv) any applicable maximum award limits pursuant to the 2021 Plan.
Clawback; Transferability
.    All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.
Amendment and Termination; Exchange Program
.    Our board of directors may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopted the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws. Subject to the foregoing, the compensation committee may at any time increase or decrease the exercise price applicable to outstanding options or SARs or pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards.
Employee Stock Purchase Plan
We adopted our ESPP on April 20, 2021 in order to enable eligible employees to purchase shares of our common stock at a discount with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code. No offering period has yet commenced under our ESPP.
The following is a description of the material terms of the ESPP. The summary below does not contain a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which is included as an exhibit to the registration statement to which this prospectus forms a part.
Share Reserve
.    We initially reserved 276,000 shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on January 1st of each fiscal year following the fiscal year that contains the first offering date (as defined in the ESPP) by the number of shares equal to the lesser of 1% of the total number of shares of all classes of our common stock issued and outstanding on each December 31st immediately prior to the date of increase or a lower number of shares as may be determined by our board of directors or compensation committee in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to adjustment due to stock-splits, recapitalizations or similar events, may not exceed 5,520,000 shares of our common stock.
Administration
.    Our compensation committee will administer our ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.
Eligibility
.    Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us at the beginning of the offering period. While our employees generally are eligible to participate in our ESPP, our compensation committee may in its discretion elect to exclude employees who do not meet eligibility criteria chosen by the compensation committee. In addition, employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our ESPP, are ineligible to participate in our ESPP. We may impose additional restrictions on eligibility within the limits permitted by the Code.
Offering Periods; Enrollment
.    Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months and each offering period will be determined by our compensation committee. When the first offering period commences, our employees who meet the eligibility requirements for participation in that offering period will be eligible to enroll. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequence offering periods. An employee’s participation automatically ends upon a termination of employment for any reason. The initial enrollment period for our ESPP will not commence until a later date to be determined by our compensation committee.
Offerings; Payroll Deductions; Limitations
.    Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods by accumulating funds through payroll deductions of between 1% and 15% of their compensation. The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 1,000 shares on any one purchase date. Our compensation committee, in its discretion, may set a lower maximum number of shares which may be purchased. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar years, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.
Adjustments upon Recapitalization
.    If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Corporate Transaction
.    If we experience a corporate transaction (which includes a merger, consolidation or asset sale), then any offering period for each outstanding right to purchase common stock will be shortened by setting a new purchase date and will end on the new purchase date. The new purchase date shall occur on or prior to the consummation of the corporate transaction, as determined by the committee, and the ESPP shall terminate on the consummation of the corporate transaction.
Transferability
.    No participant may assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.
Amendment; Termination
.    The compensation committee may amend, suspend, or terminate the ESPP at any time without stockholder consent, except as required by law. Our ESPP will continue until the earlier to occur of (i) termination of the ESPP by the board of directors, (ii) issuance of all of the shares reserved for issuance under the ESPP, or (iii) the tenth anniversary of the effective date under the ESPP.
401(k) Plan
We sponsor a retirement savings plan established in January 1, 2018 that is intended to qualify for favorable tax treatment under Section 401(a) of the IRC, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the IRC. Participants may make pre-tax
and certain
after-tax
(Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the IRC. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up
contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. The plan provides for employer safe harbor matching contributions equal to 100% of an employee’s salary deferrals that do not exceed 4% of the employee’s compensation. An employee’s interest in his or her deferrals and safe harbor matching contributions is 100% vested when contributed.

Other Benefits
Our named executive officers, if and while employed by us, are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

∎	any transaction from which the director derived an improper personal benefit.
Our restated certificate of incorporation and our restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎	the amounts involved exceeded or will exceed $120,000; and

∎
any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Executive Compensation.”
Series D Redeemable Convertible Preferred Stock Financing
In December 2018, we sold an aggregate of 95,191,755 shares of our Series D redeemable convertible preferred stock at a purchase price of $0.7091 per share for an aggregate purchase price of approximately $67.5 million. Each 16.37332 shares of our Series D redeemable convertible preferred stock converted automatically into one share of our common stock upon the completion of our IPO.
The following table summarizes the Series D redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
Norwest Venture Partners XIV, LP(1)	35,256,206	$24,999,999
KKR Iris Investors LLC(2)	42,307,448	30,000,000
Entities affiliated with Vivo Capital LLC(3)	5,876,033	4,166,666
venBio Global Strategic Fund II, L.P.(4)	5,876,034	4,166,666
5AM Ventures V, L.P.(5)	5,876,034	4,166,666

(1)
Norwest Venture Partners XIV, LP, or Norwest Venture Partners, holds more than 5% of our outstanding capital stock. NVP Associates, LLC is the managing member of Genesis VC Partners XIV, LLC, which is the general partner of Norwest Venture Partners. Robert Mittendorff, M.D., was a member of our board of directors until our IPO and was a partner at Norwest Venture Partners from 2012 until March 2021. Dr. Mittendorff currently serves as a consultant to Norwest Venture Partners.

(2)	KKR Iris Investors LLC, or KKR Iris, holds more than 5% of our outstanding capital stock. Ali Satvat, a member of our board of directors, is a partner at Kohlberg Kravis Roberts & Co. L.P.
(3)
Consists of shares purchased by Vivo Capital Fund VIII, L.P., or Vivo VIII, and Vivo Capital Surplus Fund VIII, L.P., or Vivo Surplus, which collectively hold more than 5% of our outstanding capital stock. Vivo Capital VIII, LLC is the general partner of Vivo VIII and Vivo Surplus. Mahendra Shah, Ph.D., a member of our board of directors, is a managing director at Vivo Capital LLC, an affiliate of Vivo Capital VIII, LLC.

(4)
venBio Global Strategic Fund II, L.P., or venBio Strategic Fund, holds more than 5% of our outstanding capital stock. Aaron Royston, M.D., was a member of our board of directors until our IPO and is a partner at venBio Partners LLC, an affiliate of venBio Strategic Fund.

(5)	5AM Ventures V, L.P., or 5AM Ventures, holds more than 5% of our outstanding capital stock. David Allison, Ph.D., a member of our board of directors, is a partner at 5AM Venture Management, LLC.
Series
C-3
Redeemable Convertible Preferred Stock Financing
In February 2018, we sold an aggregate of 24,605,790 shares of our Series
C-3
redeemable convertible preferred stock at a purchase price of $0.6096 per share for an aggregate purchase price of approximately $15.0 million. Each 16.37332 shares of our Series
C-3
redeemable convertible preferred stock converted automatically into one share of our common stock upon the completion of our IPO.
The following table summarizes the Series
C-3
redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-3 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Vivo Capital LLC(1)	8,201,930	$5,000,000
venBio Global Strategic Fund II, L.P.(2)	8,201,930	5,000,000
5AM Ventures V, L.P.(3)	8,201,930	5,000,000

(1)
Consists of shares purchased by Vivo VIII and Vivo Surplus, which collectively hold more than 5% of our outstanding capital stock. Vivo Capital VIII, LLC is the general partner of Vivo VIII and Vivo Surplus. Mahendra Shah, Ph.D., a member of our board of directors, is a managing director at Vivo Capital LLC, an affiliate of Vivo Capital VIII, LLC.

(2)
venBio Strategic Fund holds more than 5% of our outstanding capital stock. Aaron Royston, M.D., was a member of our board of directors until our IPO and is a partner at venBio Partners LLC, an affiliate of venBio Strategic Fund.

(3)	5AM Ventures V, L.P. holds more than 5% of our outstanding capital stock. David Allison, Ph.D., a member of our board of directors, is a partner at 5AM Venture Management, LLC.
Series
C-2
Redeemable Convertible Preferred Stock Financing
In February 2018, we sold an aggregate of 26,537,826 shares of Series
C-2
redeemable convertible preferred stock at a purchase price of $0.5652 per share, for an aggregate purchase price of approximately $15.0 million. Each 16.37332 shares of our Series
C-2
redeemable convertible preferred stock converted into one share of our common stock upon the completion of our IPO.
The following table summarizes the Series
C-2
redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-2 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Vivo Capital LLC(1)	8,845,942	$5,000,000
venBio Global Strategic Fund II, L.P.(2)	8,845,942	5,000,000
5AM Ventures V, L.P.(3)	8,845,942	5,000,000

(1)	Consists of shares purchased by Vivo VIII and Vivo Surplus, which collectively hold more than 5% of our outstanding capital stock. Vivo Capital VIII, LLC is the general partner of Vivo VIII and Vivo

Surplus. Mahendra Shah, Ph.D., a member of our board of directors, is a managing director at Vivo Capital LLC, an affiliate of Vivo Capital VIII, LLC.
(2)
venBio Strategic Fund holds more than 5% of our outstanding capital stock. Aaron Royston, M.D., was a member of our board of directors until our IPO and is a partner at venBio Partners LLC, an affiliate of venBio Strategic Fund.

(3)	5AM Ventures V, L.P. holds more than 5% of our outstanding capital stock. David Allison, Ph.D., a member of our board of directors, is a partner at 5AM Venture Management, LLC.
Convertible Notes Financing
In March 2021, we issued convertible promissory notes to various investors for an aggregate amount of $7.5 million. The notes bear interest at a rate of 5.0% per annum and mature on the earlier of (a) December 31, 2021 and (b) a change of control. The notes automatically converted into shares of our common stock upon our IPO at 90% of the initial public offering price of $15.00.
The following table summarizes the convertible promissory notes purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Principal Amount of Convertible Notes
KKR Iris Investors LLC(1)	$1,591,072
5AM Ventures V, L.P.(2)	1,359,799
venBio Global Strategic Fund II, L.P.(3)	1,359,799
Entities affiliated with Vivo Capital LLC(4)	1,359,799
Norwest Venture Partners XIV, LP(5)	1,325,893

(1)	KKR Iris holds more than 5% of our outstanding capital stock. Ali Satvat, a member of our board of directors, is a partner at Kohlberg Kravis Roberts & Co. L.P.
(2)	5AM Ventures holds more than 5% of our outstanding capital stock. David Allison, Ph.D., a member of our board of directors, is a partner at 5AM Venture Management, LLC.
(3)
venBio Strategic Fund holds more than 5% of our outstanding capital stock. Aaron Royston, M.D., was a member of our board of directors until our IPO and is a partner at venBio Partners LLC, an affiliate of venBio Strategic Fund.

(4)
Consists of notes purchased by Vivo VIII and Vivo Surplus, which collectively hold more than 5% of our outstanding capital stock. Vivo Capital VIII, LLC is the general partner of Vivo VIII and Vivo Surplus. Mahendra Shah, Ph.D., a member of our board of directors, is a managing director at Vivo Capital LLC, an affiliate of Vivo Capital VIII, LLC.

(5)
Norwest Venture Partners holds more than 5% of our outstanding capital stock. NVP Associates, LLC is the managing member of Genesis VC Partners XIV, LLC, which is the general partner of Norwest Venture Partners. Robert Mittendorff, M.D., was a member of our board of directors until our IPO and was a partner at Norwest Venture Partners from 2012 until March 2021. Dr. Mittendorff currently serves as a consultant to Norwest Venture Partners.

Insider Participation in Initial Public Offering
Certain of our principal stockholders and their affiliated entities, including stockholders affiliated with certain of our directors, purchased an aggregate of 3,525,000 shares of our common stock in our IPO on April 27, 2021 at the initial public offering price of $15.00 per share. The following table summarizes the shares of common stock purchased by our executive officers, members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Common Stock	Total purchase price ($)
KKR Iris Investors LLC(1)	1,100,000	16,500,000

Name of Stockholder	Shares of Common Stock	Total purchase price ($)
5AM Ventures V, L.P.(2)	575,000	8,625,000
venBio Global Strategic Fund II, L.P.(3)	450,000	6,750,000
Entities affiliated with Vivo Capital LLC(4)	575,000	8,625,000
Norwest Venture Partners XIV, LP(5)	825,000	12,375,000

(1)	KKR Iris holds more than 5% of our outstanding capital stock. Ali Satvat, a member of our board of directors, is a partner at Kohlberg Kravis Roberts & Co. L.P.
(2)	5AM Ventures holds more than 5% of our outstanding capital stock. David Allison, Ph.D., a member of our board of directors, is a partner at 5AM Venture Management, LLC.
(3)
venBio Strategic Fund holds more than 5% of our outstanding capital stock. Aaron Royston, M.D., was a member of our board of directors until our IPO and is a partner at venBio Partners LLC, an affiliate of venBio Strategic Fund.

(4)
Consists of notes purchased by Vivo VIII and Vivo Surplus, which collectively hold more than 5% of our outstanding capital stock. Vivo Capital VIII, LLC is the general partner of Vivo VIII and Vivo Surplus. Mahendra Shah, Ph.D., a member of our board of directors, is a managing director at Vivo Capital LLC, an affiliate of Vivo Capital VIII, LLC.

(5)
Norwest Venture Partners holds more than 5% of our outstanding capital stock. NVP Associates, LLC is the managing member of Genesis VC Partners XIV, LLC, which is the general partner of Norwest Venture Partners. Robert Mittendorff, M.D., was a member of our board of directors until our IPO and was a partner at Norwest Venture Partners from 2012 until March 2021. Dr. Mittendorff currently serves as a consultant to Norwest Venture Partners.

Amended and Restated Investors’ Rights Agreement
We have entered into an amended and restated investors’ rights agreement, dated December 4, 2018, with certain holders of our redeemable convertible preferred stock, including entities affiliated with Norwest Venture Partners, KKR Iris, Vivo Capital, venBio Strategy Fund and 5AM Venture Management, LLC. These stockholders are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Equity Grants to Executive Officers and Directors
We have granted stock options to our executive officers and certain directors, as more fully described in the sections titled “Executive Compensation” and
“Management—Non-Employee
Director Compensation,” respectively.
Director and Executive Officer Compensation
Please see the sections titled
“Management—Non-Employee
Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers.
Employment Agreements
We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section titled “Executive Compensation—Employment Agreements.”
Indemnification Agreements
We are party to indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters” for information on our indemnification arrangements with our directors and executive officers.
Policies and Procedures for Related Party Transactions
We have adopted a written related person transaction policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest.
The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock on June 30, 2021, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, for:

∎	each of our directors;

∎	each of our named executive officers;

∎	all of our current directors and executive officers as a group; and

∎	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Beneficial ownership prior to this offering is based on 19,470,914 shares of common stock outstanding as of June 30, 2021. Beneficial ownership after this offering assumes the issuance of 3,000,000 shares of common stock in this offering.
In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and warrants held by that person or entity that are currently exercisable or that will become exercisable within 60 days of June 30, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Impel NeuroPharma, Inc., 201 Elliott Avenue West, Suite 260, Seattle, Washington 98119.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Adrian Adams(1)	267,870	1.4%	267,870	1.2%
Jon Congleton(2)	322,810	1.7%	322,810	1.4%
Stephen Shrewsbury, M.B., Ch.B.(3)	96,874	*	96,874	*
John Leaman, M.D.(4)	128,426	*	128,426	*
David Allison, Ph.D.	–	–	–	–
Timothy S. Nelson(5)	90,443	*	90,443	*
H. Stewart Parker(6)	94,994	*	94,994	*
Ali Satvat	–	–	–	–
Mahendra Shah, Ph.D.	–	–	–	–
Diane E. Wilfong(7)	15,025	*	15,025	*
All executive officers and directors as a group (11 persons)	1,167,210	5.7%	1,167,210	5.0%
Other 5% Stockholders:
Entities affiliated with 5AM Ventures V, L.P.(8)	2,884,791	14.8%	2,884,791	12.8%
KKR Iris Investors LLC(9)	3,802,638	19.5%	3,802,638	16.9%
Norwest Venture Partners XIV, LP(10)	3,077,198	15.8%	3,077,198	13.7%
venBio Global Strategic Fund II, L.P.(11)	2,759,791	14.2%	2,759,791	12.3%
Entities affiliated with Vivo Capital LLC(12)	2,884,789	14.8%	2,884,789	12.8%

*	Represents beneficial ownership of less than one percent.

(1)	Represents (i) 20,000 shares of common stock, and (ii) 247,870 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(2)	Represents 322,810 shares of common stock. Mr. Congleton resigned as our President and Chief Executive Officer effective May 4, 2020.
(3)	Represents 96,874 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(4)	Represents 128,426 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(5)	Represents 90,443 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(6)	Represents (i) 20,151 shares of common stock, and (ii) 74,843 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(7)	Represents 15,025 shares underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(8)
Based solely on a Schedule 13G filed with the SEC on May 7, 2021. Represents (i) 2,309,791 shares of common stock held by 5AM Ventures V, L.P., or 5AM Ventures V and (ii) and 575,000 shares of Common Stock held by 5AM Opportunities I, L.P., or Opportunities. David Allison, a member of our board of directors, is a partner at 5AM Venture Management, LLC and has no voting or dispositive power over the shares held by 5AM Ventures V, LLC or Partners V. Andrew Schwab, Kush Parmar and Scott Rocklage are the managing members of Partners V, which is the sole general partner of 5AM Ventures V. 5AM Opportunities I (GP), LLC , or Opportunities GP, serves as the sole general partner of Opportunities. Messrs. Schwab and Parmar are managing members of Opportunities GP. Messrs. Schwab, Parmar and Rocklage may be deemed to share voting and dispositive power over the shares held by 5AM Ventures V and Opportunities. The address of 5AM Venture Management, LLC and its affiliates is 501 2 nd
Street, Suite 350, San Francisco, California 94107.

(9)
Based solely on a Schedule 13D filed with the SEC on May 7, 2021. Represents 3,802,638 shares of common stock held by KKR Iris Investors LLC, or KKR Iris. Each of KKR Health Care Strategic Growth Fund L.P. (as the managing member of KKR Iris); KKR Associates HCSG L.P. (as the general partner of KKR Health Care Strategic Growth Fund L.P.); KKR HCSG GP LLC (as the general partner of KKR Associates HCSG L.P.); KKR Group Partnership L.P. (as the sole member of KKR HCSG GP LLC); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may be deemed to share voting and dispositive power over the shares held by KKR Iris. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(10)
Based solely on a Schedule 13G filed with the SEC on August 10, 2021. Represents 3,077,198 shares of common stock held by Norwest Venture Partners XIV, LP, or Norwest XIV. Genesis VC Partners XIV, LLC, or Genesis XIV, is the general partner of Norwest XIV and may be deemed to have sole voting and dispositive power over the shares held by Norwest XIV. NVP Associates, LLC, or NVP Associates, is the managing member of Genesis XIV. Promod Haque, Jeffrey Crowe and Jon E. Kossow, the
co-chief
executive officers of NVP Associates, may be deemed to share voting and dispositive power over the shares held by Norwest XIV. Each of such individuals, together with NVP Associates and Genesis XIV, disclaims beneficial ownership over the shares held by Norwest XIV except to the extent of their pecuniary interest therein. The address of Norwest is 525 University Avenue, Suite 800, Palo Alto, California 94301.

(11)	Based solely on a Schedule 13G filed with the SEC on May 7, 2021. Represents 2,759,791 shares of common stock held by venBio Global Strategic Fund II, L.P., or venBio II. venBio

Global Strategic GP II, Ltd., or venBio Ltd., is the general partner of venBio Global Strategic GP II, L.P., or venBio L.P., which is the general partner of VenBio II. Corey Goodman and Robert Adelman are the directors of venBio Ltd. and may be deemed to share voting and dispositive power over the shares held by venBio II. Each of such individuals, together with venBio Ltd. and venBio L.P., disclaims beneficial ownership over the shares held by venBio II except to the extent of their pecuniary interest therein. The address of venBio is 1700 Owens Street, Suite 595, San Francisco, California 94158.
(12)
Based solely on a Schedule 13G filed with the SEC on May 6, 2021. Represents (i) 2,535,115 shares of common stock held by Vivo Capital Fund VIII, L.P., or Vivo VIII, and (ii) 349,674 shares of common stock held by Vivo Capital Surplus Fund VIII, L.P., or Vivo Surplus. Mahendra Shah, a member of our board of directors, is a Senior Fellow of Vivo Capital LLC and has no voting or dispositive power over the shares held by each of Vivo VIII or Vivo Surplus. Frank Kung, Edgar Engleman and Shan Fu, Jack Nielsen and Michael Chang are the managing members of Vivo Capital VIII, LLC, or Vivo LLC, which is the general partner of each of Vivo VIII and Vivo Surplus. Messrs. Kung, Engleman, Fu, Nielsen and Chang may be deemed to share voting and dispositive power over the shares held by each of Vivo VIII and Vivo Surplus. Each of such individuals disclaims beneficial ownership over the shares held by each of Vivo VIII and Vivo Surplus except to the extent of their pecuniary interest therein. The address of the each of Vivo VIII and Vivo Surplus is 192 Lytton Avenue, Palo Alto California 94301.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, please refer to our restated certificate of incorporation and restated bylaws, copies of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.
As of June 30, 2021, we had 19,470,914 shares of our common stock outstanding held by approximately 99 stockholders of record.
Common Stock
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or
winding-up,
the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Warrants
As of June 30, 2021, we had no outstanding warrants to purchase shares of our capital stock. Since June 30, 2021, we have issued the following warrants to purchase shares of our capital stock:

Type of Capital Stock Underlying Warrant	Total Number of Shares Subject to Warrants	Exercise Price Per Share(1)
Common Stock	71,522	$8.389

(1)
The warrants are exercisable in whole or in part, immediately, and have a per share exercise price of $8.389. The warrants will terminate on the earlier of July 2, 2031 or the closing of certain merger or consolidation transactions.

Stock Options
As of June 30, 2021, we had outstanding options to purchase an aggregate of 2,770,785 shares of our common stock, with a weighted-average exercise price of $6.25.
Registration Rights
As of June 30, 2021, the certain holders of our common stock or their permitted transferees were entitled to rights with respect to the registration of the offer and sale of such shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings, and include demand registration rights, Form
S-3
registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, up to $50,000 of fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the shares being registered.
The registration rights terminate five years following the completion our IPO or, with respect to any particular stockholder, at the time that stockholder can sell all of its shares during any
90-day
period pursuant to Rule 144 of the Securities Act.
Demand Registration Rights
The holders of registration rights are entitled to demand registration rights at any time after 180 days after the effective date of our IPO. Under the terms of the amended and restated investors’ rights agreement, we are required, upon the written request of holders of at least 25% of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to file a registration statement on Form
S-1
to register, as soon as practicable and in any event within 90 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $5 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement for up to 90 days in a
12-month
period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after our IPO.

Form
S-3
Registration Rights
The holders of registration rights are also entitled to Form
S-3
registration rights. The holders of at least 33
1
/
3
% of the outstanding shares having registration rights can request that we register all or part of their shares on Form
S-3
if we are eligible to file a registration statement on Form
S-3
and if the aggregate price to the public of the shares offered is at least $1 million, net of selling expenses. We will be required, as soon as practicable and in any even within 45 days of the request, to file a registration statement on Form
S-3
to register these shares for public resale. The holders may only require us to effect at most two registration statements on Form
S-3
in any
12-month
period. We may postpone the filing of a registration statement for up to 90 days in a
12-month
period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement.
Piggyback Registration Rights
If we register any of our common stock for public sale under the Securities Act and solely for cash, the holders of registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned among the holders in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by our company) are first excluded from the offering or (ii) below 25% of the total shares covered by the registration statement.
Anti-Takeover Provisions
The provisions of DGCL, our restated certificate of incorporation and our restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Washington Law
We may also be subject to the provisions of Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, which imposes restrictions on certain transactions between a corporation and certain significant stockholders. The WBCA generally prohibits a “target corporation” (as defined in the WBCA) from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition or at or subsequent to the acquiring person’s share acquisition time, such significant business transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66
2/3
% of the outstanding voting shares, except for

shares beneficially owned by or under the voting control of the acquiring person. Such prohibited transactions include, among other things:

∎	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

∎	termination of five percent or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

∎	allowing the acquiring person to receive any disproportionate benefit as a stockholder.
After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not opt out of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring, or preventing a change in control.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

∎
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

∎
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and(ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

∎
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

∎	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats.

In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

∎
Classified Board.
    Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board Composition.”

∎
Stockholder Action; Special Meetings of Stockholders.
    Our restated certificate of incorporation provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

∎
Advance Notice Requirements for Stockholder Proposals and Director Nominations.
    Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

∎
No Cumulative Voting.
    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

∎
Directors Removed Only for Cause.
    Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds
of our outstanding common stock.

∎
Amendment of Charter Provisions.
    Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds
of our outstanding common stock.

∎
Issuance of Undesignated Preferred Stock.
    Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

∎
Choice of Forum
.    Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, executive officers or other employees, which may discourage lawsuits against us and our directors, executive officers, and other employees.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800)
937-5449.
The Nasdaq Global Market Listing
Our common stock is listed on the Nasdaq Global Market under the symbol “IMPL.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S.
HOLDERS
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by
Non-U.S.
Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, or the Medicare Contribution tax on net investment income and does not deal with state or local tax laws, U.S. federal non-income
tax laws, such as gift and estate tax laws, except to the limited extent provided below, or any
non-U.S.
tax laws that may be relevant to
Non-U.S.
Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain
Non-U.S.
Holders that are subject to special treatment under the Code, such as:

∎	insurance companies, banks, investment funds and other financial institutions;

∎	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

∎	foreign governments and international organizations;

∎	broker-dealers and traders in securities;

∎	U.S. expatriates and certain former citizens or long-term residents of the United States;

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds;

∎	persons that own, or are deemed to own, more than 5% of our capital stock;

∎	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

∎	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

∎
partnerships and other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes, and investors in such entities (regardless of their places of organization or formation).

Such
Non-U.S.
Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, or could be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR
NON-U.S.
TAX CONSEQUENCES OR ANY U.S. FEDERAL
NON-INCOME
TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a
“Non-U.S.
Holder” is a beneficial owner of common stock, other than a partnership or other entity or arrangement treated as a pass-through entity, that is not, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If you are an individual
non-U.S.
citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third
of the days present in the immediately preceding year, and
one-sixth
of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions
We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a
Non-U.S.
Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section entitled “—Gain on Disposition of Our Common Stock.”
Subject to the discussions below under the sections entitled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” any distribution on our common stock that is treated as a dividend paid to a
Non-U.S.
Holder that is not effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business in the United States will generally be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the
Non-U.S.
Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a
Non-U.S.
Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form
W-8BEN,
IRS Form
W-8BEN-E
or other appropriate form, certifying the
Non-U.S.
Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a
Non-U.S.
Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a
Non-U.S.
Holder that are effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business within the United

States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form
W-8ECI,
stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same rates applicable to U.S. persons. A corporate
Non-U.S.
Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate
Non-U.S.
Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below entitled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial
foreign entities.
Gain on Disposition of Our Common Stock
Subject to the discussions below under the sections entitled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a
Non-U.S.
Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the
Non-U.S.
Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the
Non-U.S.
Holder is a nonresident alien who is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the
Non-U.S.
Holder’s holding period in the common stock.
If you are a
Non-U.S.
Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the same U.S. federal income tax rates applicable to U.S. persons. Corporate
Non-U.S.
Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual
Non-U.S.
Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if our U.S. real property interests, as defined in the Code and the U.S. Treasury Regulations, comprised (by fair market value) at least half of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we were to be treated as a United States real property holding corporation, gain realized by a
Non-U.S.
Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (1) the
Non-U.S.
Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the
Non-U.S.
Holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Backup Withholding and Information Reporting
Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a
Non-U.S.
Holder may also be subject to U.S. federal backup withholding. U.S. federal backup withholding generally will not apply to a
Non-U.S.
Holder who provides a properly executed IRS Form
W-8BEN,
IRS Form
W-8BEN-E,
or other IRS Form
W-8,
as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or
non-U.S.,
unless the
Non-U.S.
Holder provides a properly executed IRS Form
W-8BEN,
IRS Form
W-8BEN-E,
or other IRS Form
W-8,
as applicable, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a
Non-U.S.
Holder where the transaction is effected outside the United States through a
non-U.S.
office of a
non-U.S.
broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, and the Treasury Regulations and other official IRS guidance issued thereunder, or FATCA, on certain types of payments, including dividends paid to
non-U.S.
financial institutions and certain other
non-U.S.
entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a
“non-financial
foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial
foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial
foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to
non-compliant
foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL,
NON-U.S.
OR U.S. FEDERAL
NON-INCOME
TAX LAWS SUCH AS ESTATE AND GIFT TAX OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING
We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC and Guggenheim Securities, LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Guggenheim Securities, LLC
Wedbush Securities Inc.

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain conditions precedent and that the underwriters will agree, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting
underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
We have granted to the underwriters an option to purchase up to 450,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.
The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $760,000 and are payable by us. We have agreed to reimburse the underwriters for up to $30,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Total
	Per Share	Without Over- Allotment Option	With Over Allotment Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $                 per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.
The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.
Our common stock is listed on The Nasdaq Global Market under the symbol “IMPL.”
In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

∎
Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

∎
Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

∎
Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

∎
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter
market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.
Pursuant to certain
‘‘lock-up’’
agreements, we and our officers and directors and affiliated funds have agreed that, subject to specified exceptions, for a period of 90 days (or, in the case of affiliated funds, 60 days) from the date of this prospectus, we and they will not, without the prior written consent of Cowen and Company, LLC and Guggenheim Securities, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Cowen and Company, LLC and Guggenheim Securities, LLC, in their sole discretion, may release any of the securities subject to these lock-up
agreements at any time, which, in the case of officers and directors, shall be with notice.
Other Relationships
Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. For example, certain of the underwriters also served as underwriters in our initial public offering in April 2021.
Selling Restrictions
Canada
The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument
45-106
Prospectus Exemptions
or subsection 73.3(1) of the
Securities Act
(Ontario), and are permitted clients, as defined in National Instrument
31-103
Registration Requirements, Exemptions and Ongoing Registrant
Obligations
. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument
33-105
Underwriting Conflicts
(NI
33-105),
the underwriters are not required to comply with the disclosure requirements of NI
33-105
regarding underwriter conflicts of interest in connection with this offering.
Switzerland
The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Member State at any time:

∎	to any legal entity which is a qualified investor as defined under Article 2 the Prospectus Regulation;

∎
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

∎	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

∎
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

∎	in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong

Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

∎
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

∎
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

∎	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

∎	Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded

Investment Products (as defined in MAS Notice SFA
04-N12:
Notice on the Sale of Investment Products and MAS Notice
FAA-N16:
Notice on Recommendations on Investment Products).
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.
Electronic Offer, Sale and Distribution of Shares
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Seattle, Washington. As of the date of this prospectus, individuals and entities associated with Fenwick & West LLP beneficially own equity interests collectively representing approximately 0.1% of our outstanding shares of capital stock as of July 31, 2021.
Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, is representing the underwriters in connection with this offering.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on
Form S-1
under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.
We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at http://impelnp.com. You may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

IMPEL NEUROPHARMA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Impel NeuroPharma, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Impel NeuroPharma, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
Seattle, Washington
March 23, 2021
Except for note 14(c), as to which the date is
April 19, 2021

IMPEL NEUROPHARMA, INC.
Consolidated Balance Sheet
(In thousands, except share and per share data)

	December 31,
	2019	2020
Assets
Current assets:
Cash	$37,001	$7,095
Prepaid expenses and other current assets	2,524	1,077

Total current assets	39,525	8,172
Property and equipment, net	2,740	3,700
Other assets	–	187

Total assets	$42,265	$12,059

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,725	$4,314
Accrued liabilities	4,231	3,173
Redeemable convertible preferred stock warrant liabilities	1,366	2,622
Short-term debt	–	417

Total current liabilities	8,322	10,526

Long-term debt	–	7,994

Total liabilities	8,322	18,520

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.001 par value; 204,198,489 shares authorized at December 31, 2019 and 2020; 201,335,862 and 202,009,981 shares issued and outstanding at December 31, 2019 and 2020, respectively; aggregate liquidation preference of $128,353 and $128,922 at December 31, 2019 and 2020, respectively,	125,647	127,039
Stockholders’ deficit:
Common stock, $0.001 par value; 256,704,917 and 266,833,885 shares authorized at December 31, 2019 and 2020, respectively; 360,115 and 755,478 shares issued and outstanding at December 31, 2019 and 2020, respectively	–	–
Additional paid-in capital	760	4,762
Accumulated deficit	(92,464)	(138,262)

Total stockholders’ deficit	(91,704)	(133,500)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$42,265	$12,059

The accompanying notes are
a
n integral part of these consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Consolidated Statement of Operations and Comprehensive Loss
(In thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$28,812	$27,285
General and administrative	12,754	18,049

Total operating expenses	41,566	45,334

Loss from operations	(41,566)	(45,334)
Interest income (expense), net	417	(55)
Other expense, net	(680)	(408)

Loss before income taxes	(41,829)	(45,797)
Provision for income taxes	(30)	(1)

Net loss and comprehensive loss	(41,859)	(45,798)
Accretion on redeemable convertible preferred stock	(505)	(518)

Net loss attributable to common stockholders	$(42,364)	$(46,316)

Net loss per share attributable to common stockholders, basic and diluted	$(122.07)	$(91.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	347,042	508,668

The accompanying notes are an integral part of these consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2018	201,335,862	$125,142	346,047	$–	$450	$(50,605)	$(50,155)
Accretion to redemption value on redeemable convertible preferred stock	–	505	–	–	(505)	–	(505)
Stock-based compensation expense	–	–	–	–	794	–	794
Issuance of common stock upon the exercise of stock options	–	–	14,068	–	21	–	21
Net loss and comprehensive loss	–	–	–	–	–	(41,859)	(41,859)

Balance—December 31, 2019	201,335,862	$125,647	360,115	$–	$760	$(92,464)	$(91,704)
Accretion to redemption value on redeemable convertible preferred stock	–	518	–	–	(518)	–	(518)
Stock-based compensation expense	–	–	–	–	3,641	–	3,641
Issuance of common stock upon the exercise of stock options	–	–	395,363	–	879	–	879
Issuance of Series A-2 redeemable convertible preferred stock upon exercise of Series A-2 warrants	296,008	271	–	–	–	–	–
Issuance of Series B redeemable convertible preferred stock upon exercise of Series B warrants	378,111	603	–	–	–	–	–
Net loss and comprehensive loss	–	–	–	–	–	(45,798)	(45,798)

Balance—December 31, 2020	202,009,981	$127,039	755,478	$–	$4,762	$(138,262)	$(133,500)

The accompanying notes are an integral part of these consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Consolidated Statement of Cash Flows
(In thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(41,859)	$(45,798)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	722	1,077
Stock-based compensation	794	3,641
Change in fair value of redeemable convertible preferr e d stock warrant liabilities	642	153
Amortization of debt discount	–	208
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(960)	1,447
Other assets	325	(187)
Accounts payable	1,424	1,498
Accrued liabilities	2,425	(1,222)

Net cash used in operating activities	(36,487)	(39,183)

Cash flows from investing activities:
Purchases of property and equipment	(1,523)	(1,782)

Net cash used in investing activities	(1,523)	(1,782)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options	21	879
Proceeds from issuance of debt	–	9,701
Proceeds from issuance of redeemable convertible preferred stock upon the exercise of redeemable convertible preferred stock warrants	–	479
Proceeds from Paycheck Protection Program loan	–	1,100
Repayment of Paycheck Protection Program loan	–	(1,100)

Net cash provided by financing activities	21	11,059

Net decrease in cash	(37,989)	(29,906)
Cash—Beginning of period	74,990	37,001

Cash—End of period	$37,001	$7,095

Supplemental disclosures of cash flow information:
Recognition of fair value of warrants issued in connection with issuance of debt	$–	$1,498

Property and equipment included in accounts payable and accrued liabilities	$114	$369

Reclassification of redeemable convertible preferred stock warrant liability to redeemable convertible preferred stock upon exercise of warrants	$—	$395

The accompanying notes are an integral part of these consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

1.	Organization and Description of Business
Impel Neuropharma, Inc., or the Company, is a biopharmaceutical company focused on the development and commercialization of transformative therapies for people suffering from diseases with high unmet medical needs, with an initial focus on the central nervous system, or CNS. The Company’s strategy is to pair its proprietary Precision Olfactory Delivery, or POD, upper nasal delivery technology with well-understood therapeutics or other therapeutics where rapid vascular absorption is preferred to drive therapeutic benefit, improve patient outcomes, reduce drug development risk and expand the commercial opportunity within its target diseases. The Company was incorporated under the laws of the State of Delaware on
July 24, 2008, maintains its headquarters and principal operations in Seattle, Washington, and performs certain of its research and development activities in Australia.

Liquidity	and Capital Resources
The Company has incurred losses since its inception and had an accumulated deficit of $138.3 million as of December 31, 2020. The Company had a cash balance of $7.1 million as of December 31, 2020 and cash used in operations totaled $39.2 million for the year ended December 31, 2020. The Company believes that its cash as of December 31, 2020 will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of its financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis	of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The consolidated financial statements include the operations of Impel Neuropharma, Inc., and its wholly owned Australian subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates such estimates and assumptions for continued reasonableness. In particular, management makes estimates with respect to the fair values of common stock, redeemable convertible preferred stock warrant liabilities, stock-based compensation expense, and income taxes. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Segments
The Company’s chief operating decision maker is its Chief Executive Officer. The Chief Executive Officer reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

Cash
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2019 and 2020, cash consisted of cash in bank deposits held at financial institutions.

Concentration	of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company’s cash is deposited with high credit quality financial institutions. At times such deposits may be in excess of the Federal Depository Insurance Corporation insured limits.

Other	Assets
The Company generated $134,000 and $15,000 of fully refundable research and development credits in 2019 and 2020, respectively, based on 43.5% of qualified research and development expenditures of its Australian subsidiary. Amounts due are recorded as an offset to research and development expense in the accompanying consolidated statements of operations. The amount receivable of $39,000 as of December 31, 2019 and $57,000 as of December 31, 2020 is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Property	and Equipment, Net
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, ranging from three to four years. Property and equipment are primarily comprised of laboratory and platform equipment used to support research and development activities. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred. Leasehold improvements are amortized over the remaining term of the lease or the asset’s useful life, whichever is shorter.

Impairment	of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group.
If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the estimated discounted future cash flows of the asset or asset group. There have been no such impairments of long-lived assets for any of the periods presented.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Fair	Value Measurement
Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;
Level 3— Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The carrying amounts reflected in the accompanying consolidated balance sheets for cash, other current assets, accounts payable, and accrued liabilities approximate their fair values, due to their short-term nature.

Redeemable	Convertible Preferred Stock Warrant Liabilities
Freestanding warrants to purchase shares of the Company’s redeemable convertible preferred stock are accounted for as liabilities at fair value, because the shares underlying the warrants contain contingent redemption features outside the control of the Company. Warrants classified as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value on each subsequent reporting period, with the changes in fair value recognized as a component of other expense, net in the accompanying consolidated statements of operations. The Company will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer considered liability instruments.

Leases
The Company leases office space and laboratory facilities under non-cancelable
operating leases. The Company recognizes rent expense on a straight-line basis over the noncancelable lease period and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. When leases contain escalation clauses, rent abatements and landlord or tenant

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

incentives or allowances, these terms are applied in the determination of straight-line rent expense over the lease period.

Research	and Development
Research and development costs are expensed as incurred and consist primarily of salaries, benefits and other staff-related costs, including associated stock-based compensation, laboratory supplies, nonclinical and clinical studies and trials and related clinical manufacturing costs, costs related to manufacturing preparation, fees paid to other entities that conduct certain research and development activities on the Company’s behalf.
Non-refundable
advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed. Such payments are evaluated for current or long-term classification based on when such services are expected to be received.

Advance	Payments for Research and Development Services and Accruals
As part of the process of preparing its consolidated financial statements, the Company is required to estimate its expenses resulting from its obligation under contracts with vendors and consultants and clinical site agreements in connection with its research and development efforts. The financial terms of these contracts are subject to negotiations which vary contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts.
The Company’s objective is to reflect the appropriate research and development expenses in its consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of its research and development efforts. The Company determines advance payments for research and development services and accrual estimates through discussion with applicable personnel and outside service providers as to the progress of clinical trials, or other services completed. The Company adjusts its rate of research and development expense recognition if actual results differ from its estimates. The Company makes estimates of its advance payments and accrued expenses as of each balance sheet date in its consolidated financial statements based on facts and circumstances known at that time. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that are too high or too low for any particular period. Through December 31, 2020, there had been no material adjustments to the Company’s prior period estimates of advance payments and accruals for research and development expenses. The Company’s research and development advance payments and accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors.

General	and Administrative Costs
General and administrative costs are expensed as incurred and include employee-related expenses including salaries, benefits, travel and non-cash
stock-based compensation for the Company’s personnel in executive, legal, finance and accounting, human resources, and other administrative functions, as well as fees paid for accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and costs related to filing and pursuing patent applications.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Stock-Based	Compensation
The Company recognizes stock-based compensation expense for stock options and restricted stock unit awards on a straight-line basis over the requisite service period. The Company’s stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes-Merton option pricing model. This model utilizes as inputs the estimated fair value of the underlying common stock at the measurement date, the estimated term of the stock options (weighted-average period of time that the options granted are expected to be outstanding), risk-free interest rates, expected dividends, and the expected volatility of the Company’s common stock. The Company has elected to recognize forfeitures of share-based payment awards as they occur.
The Company recognizes stock-based compensation expense for stock options granted to nonemployees based on the estimated fair value of the award as it is more readily measurable than the fair value of the services received.

Income	Taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company does not believe any uncertain tax positions currently pending will have a material adverse effect on its consolidated financial statements nor does the Company expect any material change in its position in the next 12 months. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net	Loss Per Share Attributable to Common Stockholders
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

Comprehensive	Loss
Comprehensive loss represents the change in the Company’s stockholders’ deficit from all sources other than investments by or distributions to stockholders. The Company has no items of other comprehensive loss; as such, net loss equals comprehensive loss.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements
Recent	Accounting Pronouncements
In February 2016, the FASB issued ASU
No. 2016-02,
Leases
, or Topic 842, which supersedes the guidance in former ASC 840,
Leases
. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use
asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. In May 2020, the FASB issued ASU No.
2020-05,
 Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities,
 which deferred the effective dates for
non-public
entities. Therefore, this standard is effective for annual reporting periods, and interim periods within those years, for public entities beginning after December 15, 2018 and for private entities beginning after December 15, 2021. Originally, a modified retrospective transition approach was required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Entities may elect to apply either approach. There are also a number of optional practical expedients that entities may elect to apply. The Company is currently assessing the impact of this standard on its consolidated financial statements. The Company expects to record a material right-of-use
asset and lease liability in connection with adopting this standard on January 1, 2022.

Recently	Adopted Pronouncements
In August 2018, the FASB issued ASU
No. 2018-13,
Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement
, or ASU
2018-13,
which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The Company adopted this standard on January 1, 2020 and the adoption of the standard did not have a significant impact on its consolidated financial statements.

3.	Fair Value Measurements
The following table summarizes the fair value of the Company’s financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities:
Redeemable convertible preferred stock warrant liabilities	$–	$–	$1,366	$1,366

Total financial liabilities	$–	$–	$1,366	$1,366

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Redeemable convertible preferred stock warrant liabilities	$–	$–	$2,622	$2,622

Total financial liabilities	$–	$–	$2,622	$2,622

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

The following table summarizes the change in the fair value of the redeemable convertible preferred stock warrant liabilities for the years ended December 31, 2019 and 2020 (in thousands):

	December 31,
	2019	2020
Beginning balance	$724	$1,366
Losses from changes in fair value	642	153
Exercise of warrants	–	(395)
Issuance of warrants	–	1,498

Ending balance	$1,366	$2,622

Fair values of the Company’s redeemable convertible preferred stock warrant liabilities are based on significant inputs not observed in the market, and thus represent a Level 3 measurement. Refer to Note 7 for the valuation techniques and assumptions used in estimating the fair value of the warrants.

4.	Balance Sheet Components

Prepaid	Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2019	2020
Refundable clinical deposits	$1,891	$672
Tax refund receivable	201	229
Refundable security deposit	187	–
Prepaid insurance	61	47
Other prepaids and current assets	184	129

Total prepaid expenses and other current assets	$2,524	$1,077

Property	and Equipment, Net
The cost and accumulated depreciation and amortization of property and equipment were as follows (in thousands):

	December 31,
	2019	2020
Laboratory and platform equipment	$3,500	$4,613
Furniture and office equipment	100	100
Leasehold improvements	198	198
Construction in progress	683	1,607

Total property and equipment, gross	4,481	6,518
Less: accumulated depreciation and amortization	(1,741)	(2,818)

Total property and equipment, net	$2,740	$3,700

Depreciation and amortization expense totaled $722,000 and $1.1 million for the years ended December 31, 2019 and 2020, respectively.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Accrued	Liabilities
Accrued liabilities consisted of the following (in thousands):

	December 31,
	2019	2020
Accrued professional services	$2,187	$192
Accrued compensation	1,864	2,393
Accrued other liabilities	180	333
Accrued construction in progress	–	255

Total accrued liabilities	$4,231	$3,173

5.	Commitments and Contingencies
Operating Leases
The Company leases office and laboratory space in Seattle, Washington.
In September 2017, the Company entered into a
non-cancelable
operating lease for 11,256 square feet of office and laboratory space. Rent is payable monthly, increasing by approximately 3% each year. As of December 31, 2020, the remaining future minimum lease payments were $1.2 million through the expiration date of August 31, 2022.
Rent expense for the years ended December 31, 2019 and 2020 was $601,000 and $632,000, respectively.

Legal	Proceedings
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.
On November 19, 2019, a lawsuit was filed in the King County Superior Court for the State of Washington against the Company. The plaintiff, a former investment advisor, alleged that he was entitled to payment in connection with the Company’s December 2016 financing round. The lawsuit asserted, among other things, causes of action against the Company for breach of implied/quasi contract. Plaintiff sought monetary damages, attorneys’ fees, and equitable relief. On November 5, 2020, the Company and Plaintiff entered into a confidential settlement agreement that was not material.

Indemnifications
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company intends to enter into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

COVID-19
In March 2020, the
COVID-19
disease was declared a pandemic by the World Health Organization. Management continues to evaluate the potential impacts of the
COVID-19
pandemic on the development of its product candidates, and business. The Company is working closely with its manufacturing vendors to maintain adequate product supply and with healthcare providers as future studies are planned to mitigate risk to patients while adhering to regulatory, institutional and government guidance and policies. The Company remains committed to its development plans and acknowledges the potential risk for delays in the product supply chain and in anticipated timelines for its preclinical studies and clinical trials.

6.	Debt

Payroll	Protection Program
In April 2020, the Company borrowed $1.1 million from the U.S. Small Business Administration Payroll Protection Program, or PPP, as provided by the Coronavirus Aid, Relief, and Economic Security Act. The PPP loans are intended to assist companies impacted by the
COVID-19
pandemic to fund certain types of expenditures, including payroll costs, rent and utility payments. The Company repaid the loan in full on May 5, 2020.

Term	Loan
On November 5, 2020 the Company entered into a debt and equity financing agreement with Avenue Venture Opportunities Fund, L.P., or Avenue. The agreement provides for a
36-month
term loan of up to $20.0 million, of which $10.0 million was funded at close and (b) an additional $10.0 million is available at the Company’s request until December 31, 2021, subject to (i) completion of an underwritten public offering with gross proceeds of at least $75.0 million, or a Qualified Public Offering, (ii) receipt of FDA approval of TRUDHESA and (iii) approval by Avenue’s investment committee. The term loan bears interest at the higher of the prime rate or 11%.
Under the agreement, Avenue also has the right to invest up to $10.0 million in a private placement concurrent with an IPO (at the IPO price) or special purpose acquisition company, or SPAC, transaction (at the effective price per share), in each case, subject to mutual agreement and Avenue investment committee approval.
Payments for the term loan are interest only for the initial 12 months and can be extended to (i) 24 months upon achieving a qualified IPO with gross proceeds of at least $75.0 million or (ii) 36 months upon achieving the first interest only period extension and FDA approval of TRUDHESA. The term loan will amortize in equal payments of principal from the end of the interest only period to the expiration of the
36-month
term on November 1, 2023 and includes a final payment of $450,000 due upon the maturity of the term loan. In connection with the agreement, the Company granted Avenue warrants for

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

the purchase of shares of 1,762,810 shares of Series D redeemable convertible preferred stock, as disclosed in Note 7. Avenue is eligible to receive additional warrants upon the draw down of the remaining $10.0 million under the agreement.
The Company’s obligations are secured by a security interest in substantially all of the Company’s assets. The agreement contains customary representations, warranties and covenants, including covenants by the Company limiting additional indebtedness, liens, including on intellectual property, guaranties, mergers and consolidations, substantial asset sales, investments and loans, certain corporate changes, transactions with affiliates and fundamental changes. The agreement provides for events of default customary for term loans of this type, including but not limited to non-payment,
breaches or defaults in the performance of covenants, insolvency and bankruptcy.
The net proceeds from the issuance of the term loan were initially allocated to the warrants at an amount equal to their fair value of $1.5 million and the remainder to the term loan. The Company incurred financing costs of $299,000 which, together with the fair value of the warrants and the final payment, are recorded as a debt discount and are being amortized over the contractual term using the effective interest method. During the year ended December 31, 2020, the Company recorded interest expense of $303,000.
The term loan consists of the following (in thousands):

December 31, 2020
Face value of term loan	$10,000
Final payment	450
Unamortized debt discount associated with final payment, issuance date warrant fair value, and financing costs	(2,039)

Total debt, net	8,411
Less: short-term debt	417

Long-term debt	$7,994

7.	Redeemable Convertible Preferred Stock Warrant Liabilities
The key terms of the outstanding redeemable convertible preferred stock warrant liabilities as of December 31, 2019 are summarized in the following table:

	Number of shares as of December 31,		Exercise Price	Expiration
Exercisable into:	2019	2020
Series A-2 redeemable convertible preferred stock	1,248,551	862,471	$0.4996	March 31, 2021
Series B redeemable convertible preferred stock	378,111	–	0.8737	September 3, 2020
Series C-1 redeemable convertible preferred stock	1,124,877	1,124,877	0.5289	November 16, 2021
Series D redeemable convertible preferred stock	–	1,762,810	0.7091	October 31, 2030

Total	2,751,539	3,750,158

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

During 2020, warrants for the purchase of 296,008 shares of Series
A-2
redeemable convertible preferred stock were exercised at various dates prior to expiring and 90,072 shares expired unexercised. Warrants for the purchase of 378,111 shares of Series B redeemable convertible preferred stock were exercised in August 2020 prior to expiring. Additionally, subsequent to the period end, warrants for the purchase of 862,471 shares of Series
A-2
redeemable convertible preferred stock were extended through
September 30, 2021
.
The fair value of the warrants was determined using an option pricing model. Under this model, the estimated equity value of the Company as of the measurement date is allocated to various classes of financial instruments (such as common and redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock) based on their rights and preferences in an assumed liquidity scenario, which was estimated to occur in two years. Other assumptions used included stock volatility ranging from 46% to 58% during 2019 and 46% to 116% during 2020, and risk-free interest rates ranging from 1.6% to 2.5% during 2019 and 0.1% to 2.8% during 2020. The Company will continue to adjust the redeemable convertible preferred stock warrant liabilities for changes in fair value until the earlier of the exercise, conversion or expiration of the warrants or the completion of a deemed liquidation event.

8.	Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock as of December 31, 2019 consisted of the following (in thousands, except share amounts):

Redeemable Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Value at December 31, 2019	Aggregate Liquidation Preference
Series A-1	746,426	746,426	$238	$305
Series A-2	9,869,218	8,509,579	3,876	4,251
Series B	3,968,775	3,590,664	3,234	4,000
Series C-1	43,278,699	42,153,822	20,648	22,297
Series C-2	26,537,826	26,537,826	15,390	15,000
Series C-3	24,605,790	24,605,790	14,965	15,000
Series D	95,191,755	95,191,755	67,296	67,500

Total	204,198,489	201,335,862	$125,647	$128,353

Redeemable convertible preferred stock as of December 31, 2020 consisted of the following (in thousands, except share amounts):

Redeemable Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Value at December 31, 2020	Aggregate Liquidation Preference
Series A-1	746,426	746,426	$238	$305
Series A-2	9,869,218	8,805,587	4,147	4,399
Series B	3,968,775	3,968,775	3,980	4,421
Series C-1	43,278,699	42,153,822	20,975	22,297
Series C-2	26,537,826	26,537,826	15,390	15,000
Series C-3	24,605,790	24,605,790	14,973	15,000
Series D	95,191,755	95,191,755	67,336	67,500

Total	204,198,489	202,009,981	$127,039	$128,922

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

The holders of redeemable convertible preferred stock have various rights and preferences as follows:

Conversion	Rights
Each share of redeemable convertible preferred stock is convertible into such number of fully paid shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. As of December 31, 2019 and 2020, each share of Series
A-1,
A-2,
C-1,
C-2,
C-3,
and D preferred stock is convertible into one share of common stock. Each share of Series B preferred stock is convertible into 0.12863 shares of common stock. The conversion rates are subject to adjustment upon any future stock splits or stock combinations, reclassifications or exchanges of similar stock, or upon a reorganization, merger or consolidation of the Company. In addition, the conversion rate for each series of preferred stock will be reduced upon the issuance or sale by the Company of common shares or instruments convertible or exercisable into common shares, for consideration or with an exercise price that is less than the conversion price applicable to such series. Such reduction may result in recognition by the Company of a deemed dividend to preferred stockholders, if the resulting conversion price is less than the fair value per share of common stock as of the date preferred stock was issued.
Conversion can occur at any time at the option of each holder. In addition, all shares of preferred stock will convert automatically upon (1) the closing of a firm-commitment underwritten public offering, at a per share price of at least $1.0636, resulting in at least $50.0 million in net proceeds, or a Qualified Public Offering, or (2) by vote or written consent of the holders of a majority of the then outstanding shares of Series B,
C-1,
C-2,
C-3
and D preferred stock.

Dividends
The holders of shares of Series
A-1,
A-2,
B,
C-1,
C-2,
C-3
and D preferred stock are entitled to receive 8% dividends, when, if, and as declared by the Company’s board of directors. Dividends are non-cumulative,
and none were declared as of December 31, 2019. Preferred stockholders are also entitled to participate on an as-converted
into common stock, pari-passu together with common stockholders, in distributions of any additional dividends.

Liquidation
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Series
C-1,
C-2,
C-3
and D preferred stock are entitled to receive, pro rata, prior and in preference to distributions to the holders of any other shares, an amount equal to the original issuance price ($0.5289, $0.5652, $0.6096 and $0.7091, respectively) per share plus all declared but unpaid dividends, if any. After the payment in full to the holders of Series
C-1,
C-2,
C-3
and D preferred stock, the holders of Series B preferred stock are entitled to receive, pro rata, prior and in preference to distributions to the holders of any other shares, an amount equal to the original issuance price ($1.1140) per share plus all declared but unpaid dividends, if any. After the payment in full to the holders of Series B preferred stock, the holders of Series
A-1
and Series
A-2
preferred stock shares are entitled to receive, pro rata, prior and in preference to distributions to the holders of common shares, an amount equal to the original issuance price ($0.4091 for Series
A-1
and $0.4996 for Series
A-2)
per share plus all declared but unpaid dividends, if any. In each case, the amounts to be distributed are subject to adjustment for stock splits, stock dividends or distributions, recapitalizations,

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

and similar events. Upon completion of the payment of the full liquidation preference of preferred stock, the remaining assets of the Company, if any, will be distributed among the holders of preferred stock and common stock, pro rata on an as-converted
basis, subject to maximum participation amounts for each class of preferred shares. A change in control of the Company or a sale of all or substantially all of its assets is deemed to be an event triggering payment of liquidation preferences.

Redemption
Series B,
C-1,
C-2
and
C-3
preferred stock can be redeemed upon election, at any time on or after December 3, 2023, by the holders of a majority, voting together as a single class on an as-converted
basis, of the outstanding shares of Series B and Series
C-1,
C-2
and
C-3
preferred stock. Series D preferred stock can be redeemed upon election, at any time on or after December 3, 2023, by the holders of a majority of the outstanding shares of Series D preferred stock. Redemption amounts will equal the original issue price of such shares, plus any declared but unpaid dividends, and will occur in three annual installments commencing not more than sixty days after the receipt by the Company of the redemption election.

Voting	Rights
Each share of preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of Series
A-1
and Series
A-2
preferred stock, voting together, are entitled to elect one member of the Company’s board of directors. The holders of Series
C-1,
C-2
and
C-3
preferred stock, voting together, are entitled to elect three members of the Company’s board of directors. The holders of Series D preferred stock are entitled to elect two members of the Company’s board of directors. The holders of common stock have the right to elect one member of the Company’s board of directors. The holders of common stock and preferred stock, voting together as a single class on an as-converted
basis, are entitled to elect the remaining members of the board of directors.

Classification
The Company has classified its redeemable convertible preferred stock as mezzanine equity on the consolidated balance sheets as the shares are contingently redeemable with passage of time or upon deemed liquidation events, such as a change in control. As only the passage of time is required for Series B,
C-1,
C-2,
C-3,
and D preferred stock to become redeemable, the Company is accreting the carrying value of the preferred stock shares to their redemption value, using the effective interest method, over the period from issuance to the earliest payment dates. With respect to Series
A-1
and
A-2,
no accretion was recorded during 2019 and 2020, as a deemed liquidation event was not probable. Amounts recorded for the accretion of redeemable convertible preferred stock during the years ended December 31, 2019 and 2020 were $505,000 and $518,000, respectively. The accretion is recorded as a deemed dividend and a charge to additional paid-in
capital.

9.	Common Stock
Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No cash dividends have been declared by the board of directors from inception.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

The Company has reserved the following shares of common stock for issuance, on an as-converted
basis, as follows:

	December 31,
	2019	2020
Stock incentive plans	2,585,294	2,786,345
Redeemable convertible preferred stock	12,539,109	12,605,800
Redeemable convertible preferred stock warrants	193,583	229,034

Total	15,317,986	15,621,179

10.	Stock Incentive Plan

2008	Plan
In September 2008, the Company’s board of directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, which provides for the granting of incentive stock options, nonqualified stock options, and restricted stock awards to its employees, directors and consultants. Options granted or shares issued under the 2008 Plan that were outstanding on the date the 2018 Equity Incentive Plan, or the 2018 Plan, became effective will remain subject to the terms of the 2008 Plan. The 2008 Plan terminated in 2018 as it reached its ten-year
term. New grants issued after the termination of the 2008 plan will be under the 2018 plan. At December 31, 2019, and 2020, options to purchase 1,032,840 and 634,788 shares, respectively, under the 2008 plan remained outstanding.

2018	Plan
In November 2018, the Company’s board of directors adopted the 2018 Equity Incentive Plan. The 2018 Plan provides for the granting of incentive stock options, nonqualified stock options, restricted stock units, and other forms of stock awards to its employees, directors and consultants.
The 2018 Plan is administered by the board of directors or a committee appointed by the board of directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The exercise price of incentive stock options and nonqualified stock options will be no less than 100% of the fair value per share of the Company’s common stock on the date of grant. If an individual owns capital stock representing more than 10% of the voting shares and the grant is an incentive stock option, the price of each share will be at least 110% of the fair value on the date of grant. Options expire after 10 years (five years for incentive stock options granted to stockholders owning greater than 10% of the voting stock). The term and vesting periods for options granted under the 2018 Plan are determined by the Company’s board of directors or a committee appointed by the board of directors. Options granted generally vest over four years. Options must be exercised within a
10-year
period or sooner if so specified within the option agreement. Under the 2018 Plan, the Company initially reserved 753,645 shares of common stock for issuance. In addition, any authorized shares not issued or subject to outstanding grants under the 2008 Plan and any shares subject to outstanding stock options that are cancelled without being exercised or expire under the 2008 Plan are added to the shares authorized and reserved for issuance under the 2018 Plan. At December 31, 2019, and 2020, options to purchase 1,301,989 and 1,807,101 shares, respectively, under 2018 Plan remained outstanding. The Company had 250,464 and 344,456 shares available for future grant under the 2018 Plan as of December 31, 2019 and 2020, respectively.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Stock	Option Activity
A summary of the Company’s stock option activity under its stock option plans was as follows (in thousands, except share and per share data and y
e
ars):

	Options Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—December 31, 2019	250,464	2,334,830	$3.29	8.37	$11,441
Authorized	596,414	–	–
Granted	(902,544)	902,544	$7.94
Exercised	–	(395,363)	$2.23
Cancelled	400,122	(400,122)	$3.35

Balance—December 31, 2020	344,456	2,441,889	$5.17	8.02	$14,844

Exercisable—December 31, 2020		958,319	$3.01	9.76	$8,101

In May 2020, the Company’s board of directors increased the pool of stock options available for future grant by 596,414 shares and appointed an existing member of the board of directors as the Company’s Chief Executive Officer. In connection with this change, the Company granted 715,358 stock options to its Chief Executive Officer at an exercise price of $7.86 per share that will vest ratably over 48 months. Vesting of the Chief Executive Officer’s options accelerate upon a termination without cause. The Company recognized $2.1 million of expense related to a modification upon the acceleration of the former Chief Executive Officer’s outstanding options upon his departure from the Company. The Company granted 276,843 stock options in total subsequent to the period end with an exercise price range of $11.47 to $13.76 per share.
The total intrinsic value of options exercised was $94,000 and $3.7 million during the years ended December 31, 2019 and 2020, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the time of exercise, as determined by the board of directors, and the exercise price of the stock option.
The total fair value of options that vested during the years ended December 31, 2019 and 2020 was $451,000 and $1.1 million, respectively.
The grant date fair value of options granted during the years ended December 31, 2019 and 2020 was $3.1 million and $3.9 million, respectively. The weighted-average grant date fair value of employee options granted during the years ended December 31, 2019 and 2020 was $2.34 and $4.24 per share, respectively.

Stock-Based	Compensation Expense
Stock-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,
	2019	2020
Research and development	$341	$488
General and administrative	453	3,153

Total stock-based compensation expense	$794	$3,641

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

As of December 31, 2020, there was $5.3 million of total unrecognized compensation cost related to unvested options that are expected to vest. The cost is expected to be recognized over a weighted-average period of
3.0 years
.
In determining the fair value of the stock options granted, the Company uses the Black-Scholes-Merton option-pricing model and assumptions discussed below. Each of these inputs is subjective.
Fair Value of Common Stock—
Given the absence of a public trading market, the Company’s board of directors with input from management considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to: (1) third-party valuations of the Company’s common stock; (2) the Company’s stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of the Company’s preferred stock relative to those of the Company’s common stock; (5) the Company’s operating results and financial condition, including the Company’s levels of available capital resources; and (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of marketability of the Company’s common stock.
Expected Term
—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company used the simplified method (based on the mid-point
between the vesting date and the end of the contractual term) to determine the expected term.
Expected Volatility
—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average historical volatilities for comparable publicly traded pharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle and area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
Risk-Free Interest Rate
—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.
Expected Dividend
—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.
The fair value of stock option awards granted to employees was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	Year Ended December 31,
	2019	2020
Expected term (in years)	6.1	6.1
Expected volatility	54.3% – 57.7%	56.4% – 60.9%
Risk-free interest rate	1.62% – 2.44%	0.27% – 1.55%
Expected dividends	– %	– %

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

11.	Income Taxes
The components of loss before taxes were as follows (in thousands):

	Year Ended December 31,
	2019	2020
Domestic	$(42,039)	$(45,801)
Foreign	210	4

Total loss before provision for income tax	$(41,829)	$(45,797)

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal	$–	$–
State	1	1
Foreign	29	–

Total current tax expense	$30	$1

Reconciliation of income tax computed at federal statutory rates to the reported provision for income taxes was as follows (in thousands):

	Year Ended December 31,
	2019	2020
Tax provision at U.S. statutory rate	$(8,784)	$(9,617)
Permanent differences	321	695
Change in valuation allowance	9,609	9,374
Research and development credits	(985)	(849)
Other	(131)	398

Provision for income taxes	$30	$1

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

Significant components of the Company’s deferred income taxes at December 31, 2019 and 2020 are shown below (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating losses	$17,199	$25,239
Research and development and other tax credits	3,533	4,740
Other	1,120	1,244

Gross deferred tax assets	21,852	31,223
Less valuation allowance	(21,849)	(31,223)

Total deferred tax assets	3	–

Deferred tax liabilities:
Fixed assets	(3)	–

Gross deferred tax liabilities	(3)	–

Net deferred tax asset	$–	$–

In accordance with the authoritative guidance for income taxes under ASC 740, a deferred tax asset or liability is recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.
At December 31, 2020, the Company had federal net operating loss, or NOL, and research and development credit carryforwards of approximately $21.4 million and $6.5 million, respectively. These carryforwards begin to expire in 2028 and 2029, respectively. In addition, the Company has $98.7 million of post 2017 federal NOL carryforwards that carry forward indefinitely. Utilization of the post 2017 federal NOL carryforwards is limited to eighty-percent of taxable income generated in a given tax year.
Under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, or IRC, the Company’s NOL and research and development credit carryforwards and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any rolling three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of NOL and credit carryforwards. If a change in ownership were to have occurred, the annual limitation may result in the expiration of NOL carryforwards and credits before utilization. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance.
In evaluating its valuation allowance, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Due to uncertainty with respect to ultimate realizability of deferred tax assets, the Company has provided a valuation allowance against the U.S. deferred tax assets. The valuation allowance increased by $9.6 million and $9.4 million during the years ended December 31, 2019 and 2020, respectively, primarily due to NOLs incurred.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

The following table presents a reconciliation of the changes in the unrecognized tax benefit (in thousands):

Balance as of December 31, 2018	$892
Increases related to prior year tax positions	94
Increases related to current year tax positions	619

Balance as of December 31, 2019	1,605
Increases related to prior year tax positions	9
Increases related to current year tax positions	534

Balance as of December 31, 2020	$2,148

The Company does not anticipate the amount of unrecognized tax benefits to significantly change within the next 12 months. Due to the valuation allowance recorded against the Company’s deferred tax assets, none of the total unrecognized tax benefits as of December 31, 2019 and 2020, would reduce the effective tax rate if recognized. As of December 31, 2019 and 2020, there are no penalties or accrued interest recorded in the consolidated financial statements. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit.
The Company files tax returns with the U.S. federal, California state, and Australian tax authorities. The Company currently has no years under examinations by any jurisdiction; however, the Company is subject to income tax examinations by Federal, California and Australian tax authorities for years beginning in 2016, 2017, and 2016, respectively. Further, to the extent allowed by law, the taxing authorities may have the right to examine prior originating periods when NOLs and tax credits are being utilized in the current year.
The Company has made the accounting policy election to recognize the impact of Global Intangible
Low-Tax
Income as a period cost.

12.	Defined Contribution Plan
The Company has a defined contribution retirement savings plan under Section 401(k) of the IRC. This plan allows eligible employees to defer a portion of their annual compensation on a pre-tax
or
after-tax
basis. The Company makes discretionary matching contributions of up to 4% of a participating employee’s salary. For the years ended December 31, 2019 and 2020, the amount expensed under the plan was $197,000 and $277,000, respectively.

IMPEL NEUROPHARMA, INC.
Notes to Consolidated Financial Statements

13.	Net Loss Per Share Attributable to Common Stockholders
The following outstanding shares of potentially dilutive securities were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive:

	Year Ended December 31,
	2019	2020
Redeemable convertible preferred stock on an as-converted basis	12,539,109	12,605,800
Redeemable convertible preferred stock warrants on an as-converted basis	193,583	229,034
Stock options to purchase common stock	2,334,830	2,441,889

Total	15,067,522	15,276,723

14.	Subsequent Events
For the year ended December 31, 2020, the Company evaluated its consolidated financial statements for subsequent events through March 23, 2021, the date the consolidated financial statements were issued, and April 19, 2021, the date the revised financial statements were issued. The Company has concluded that no events or transactions have occurred that require adjustment to or disclosure in the accompanying financial statements, other than the following:

a)
In March 2021, the Company issued convertible promissory notes to various investors for an aggregate amount of $7.5 million. The notes bear interest at a rate of 5.0% per annum and mature on the earlier of (a) December 31, 2021 and (b) a change of control. The notes are (i) automatically convertible into shares of the Company’s common stock upon a Qualified Public Offering or a SPAC transaction at 90% of the price per share in such transactions, (ii) convertible at the holder’s option or upon a change of control into shares of Series D redeemable convertible preferred stock at the Series D original issuance price, and (iii) convertible at the holder’s option upon a new redeemable convertible preferred stock financing into shares of redeemable preferred stock issued in such financing at
90
% of the price per share.

b)	In the first quarter of 2021, the Company granted 276,843 stock options at exercise prices ranging from $ 11.47 to $ 13.76 that will vest over 48 months.
c)
In April 2021, the Company’s board of directors and stockholders approved an amendment to the Company’s certificate of incorporation to effect a reverse split of shares of the Company’s common stock on an one-for-16.37332
basis, which was effected on April 16, 2021 (the “Reverse Stock Split”). The number of authorized shares and the par values of the common stock and redeemable convertible preferred stock were not adjusted as a result of the Reverse Stock Split. In connection with the Reverse Stock Split, the conversion ratio for the Company’s outstanding redeemable convertible preferred stock was proportionately adjusted such that the common stock issuable upon conversion of such preferred stock was decreased in proportion to the Reverse Stock Split. All references to common stock and options to purchase common stock share data, per share data and related information contained in the consolidated financial statements have been retroactively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.

IMPEL NEUROPHARMA, INC.
Condensed Consolidated Balance Sheet
(In thousands, except share and per share data)
(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$60,948	$7,095
Prepaid expenses and other current assets	4,619	1,077

Total current assets	65,567	8,172
Property and equipment, net	3,408	3,700
Other assets	187	187

Total assets	$69,162	$12,059

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$5,461	$4,314
Accrued liabilities	3,546	3,173
Current portion of term debt	—	417
Redeemable convertible preferred stock warrant liabilities	—	2,622

Total current liabilities	$9,007	$10,526

Convertible notes at fair value	—	—
Long-term debt	8,857	7,994

Total liabilities	$17,864	$18,520

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.001 par value; — and 204,198,489 shares authorized at June 30, 2021 and December 31, 2020 respectively; — and 202,009,981 shares issued and outstanding at June 30, 2021 and December 31, 2020 respectively; aggregate liquidation preference of $128,922 at December 31, 2020	$—	$127,039
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 10,000,000 and — shares authorized at June 30, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.001 par value; 300,000,000 and 266,833,885 shares authorized at June 30, 2021 and December 31, 2020, respectively; 19,470,914 and 755,478 shares issued and outstanding at June 30, 2021 and December 31, 2020, resp e ctively	19	—
Additional paid-in capital	216,314	4,762
Accumulated deficit	(165,035)	(138,262)

Total stockholders’ equity (deficit)	$51,298	$(133,500)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$69,162	$12,059

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Condensed Consolidated Statement of Operations and Comprehensive Loss
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$6,076	$6,832	$10,174	$13,391
General and administrative	8,862	6,127	14,633	9,374

Total operating expenses	14,938	12,959	24,807	22,765

Loss from operations	$(14,938)	$(12,959)	$(24,807)	$(22,765)

Other (expense) income, net	(544)	36	(1,966)	84

Loss before income taxes	$(15,482)	$(12,923)	$(26,773)	$(22,681)

Provision (benefit) for income taxes	—	(1)	—	—

Net loss and comprehensive loss	$(15,482)	$(12,922)	$(26,773)	$(22,681)

Accretion on redeemable convertible preferred stock	—	128	129	256

Net loss attributable to common stockholders	$(15,482)	$(13,050)	$(26,902)	$(22,937)

Net loss per share attributable to common stockholders, basic and diluted	$(1.10)	$(35.88)	$(3.60)	$(63.32)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,119,672	363,684	7,475,242	362,246

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements
.

IMPEL NEUROPHARMA, INC.
Condensed Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(In thousands, except share data)
(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance — December 31, 2020	202,009,981	$127,039	755,478	$—	$4,762	$(138,262)	$(133,500)
Accretion to redemption value on redeemable convertible preferred stock	—	129	—	—	(129)	—	(129)
Stock-based compensation expense	—	—	—	—	493	—	493
Issuance of common stock upon the exercise of stock options	—	—	8,095	—	18	—	18
Net loss and comprehensive loss	—	—	—	—	—	(11,291)	(11,291)

Balance — March 31, 2021	202,009,981	$127,168	763,573	$—	$5,144	$(149,553)	$(144,409)
Proceeds from initial public offering, net of underwriters’ discounts and commissions of $5.6 million and issuance costs of $2.4 million	—	—	5,333,334	5	71,992	—	71,997
Issuance of common stock upon exercise of warrants for cash	—	—	23,887	—	377		377
Issuance of common stock upon net exercise of warrants upon initial public offering	—	—	37,628	—	734	—	734
Issuance of common stock upon exchange of Avenue warrant			107,663	—	1,763		1,763
Conversion of redeemable convertible preferred stock to common stock upon initial public offering	(202,009,981)	(127,168)	12,605,800	13	127,155		127,168
Conversion of convertible notes into common st o ck at initial public offering	—	—	559,585	1	8,392	—	8,393
Stock-based compensation expense	—	—	—	—	556	—	556
Issuance of common stock upon the exercise of stock options	—	—	39,444	—	201	—	201
Net loss and comprehensive loss	—	—	—	—	—	(15,482)	(15,482)

Balance — June 30, 2021	—	$—	19,470,914	$19	$216,314	$(165,035)	$51,298

IMPEL NEUROPHARMA, INC.
Condensed Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(In thousands, except share data)
(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance — December 31, 2019	201,335,862	$125,647	360,115	$—	$760	$(92,464)	$(91,704)
Accretion to redemption value on redeemable convertible preferred stock	—	129	—	—	(128)	—	(128)
Stock-based compensation expense	—	—	—	—	298	—	298
Issuance of common stock upon the exercise of stock options	—	—	3,569	—	8	—	8
Net loss and comprehensive loss	—	—	—	—	—	(9,759)	(9,759)

Balance — March 31, 2020	201,335,862	$125,776	363,684	$—	$938	$(102,223)	$(101,285)
Accretion to redemption value on redeemable convertible preferred stock	—	127	—	—	(128)	—	(128)
Stock-based compensation expense	—	—	—	—	2,485	—	2,485
Issuance of Series A-2 redeemable convertible preferred stock upon the exercise of preferred warrants	36,029	18	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(12,922)	(12,922)

Balance — June 30, 2020	201,371,891	$125,921	363,684	$—	$3,295	$(115,145)	$(111,850)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Condensed Consolidated Statement of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(26,773)	$(22,681)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	493	476
Stock-based compensation	1,049	2,783
Change in fair value of redeemable convertible preferred stock warrant liabilities	54	(80)
Change in fair value of convertible notes	839	–
Noncash interest	55	–
Amortization of debt discount	446	–
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,542)	(125)
Other assets	–	(187)
Accounts payable	1,070	607
Accrued liabilities	365	(113)

Net cash used in operating activities	$(25,944)	$(19,320)

Cash flows from investing activities:
Purchases of property and equipment	(116)	(818)

Net cash used in investing activities	$(116)	$(818)

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	71,997	–
Proceeds from the issuance of convertible notes	7,500	–
Proceeds from exercise of redeemable convertible preferred stock warrants	197	18
Proceeds from issuance of common stock upon exercise of stock options	219	8

Net cash provided by financing activities	$79,913	$26

Net increase (decrease) in cash	53,853	(20,112)

Cash — Beginning of period	7,095	37,001

Cash — End of period	$60,948	$16,889

Supplemental disclosures of cash flow information:
Accretion to redemption value on redeemable convertible preferred stock	$129	$256
Conversion of redeemable convertible preferred stock upon initial public offering	127,168	–
Issuance of common stock upon exchange / exercise of redeemable convertible preferred stock warrants upon initial public offering	2,677	–
Conversion of convertible notes into common stock upon initial public offering	8,393	–
Purchase of property and equipment included in accounts payable and accrued liabilities	$84	$145
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Organization and Description of Business
Impel Neuropharma, Inc. (“the Company”), is a biopharmaceutical company focused on the development and commercialization of transformative therapies for people suffering from diseases with high unmet medical needs, with an initial focus on the central nervous system, or CNS. The Company’s strategy is to pair its proprietary Precision Olfactory Delivery, or POD, upper nasal delivery technology with well-understood therapeutics or other therapeutics where rapid vascular absorption is preferred to drive therapeutic benefit, improve patient outcomes, reduce drug development risk and expand the commercial opportunity within its target diseases. The Company was incorporated under the laws of the State of Delaware on
July 24, 2008, maintains its headquarters and principal operations in Seattle, Washington, and performs certain of its research and development activities in Australia.

Initial	Public Offering
On April 22, 2021, the Company’s Registration Statement on Form
S-1
relating to its initial public offering, or IPO, was declared effective by the Securities and Exchange Commission, or the SEC, and the shares of its common stock began trading on the Nasdaq Global Select Market on April 23, 2021. The IPO closed on April 27, 2021, pursuant to which the Company issued and sold 5,333,334 shares of its common stock at a public offering price of $15.00 per share. The Company received net proceeds of approximately $72.0 million from the IPO, after deducting underwriting discounts and commissions of $5.6 million and offering costs of $2.4 million. Prior to the completion of the IPO, all shares of redeemable convertible preferred stock then outstanding were converted into 12,605,800 shares of common stock. In addition, the warrant held by Avenue Venture Opportunities Fund, L.P., or Avenue, was exchanged for 107,663 shares of common stock and warrants to purchase 1,987,348 shares of redeemable convertible preferred stock were cash exercised or automatically net exercised into an aggregate of 61,515 shares of common stock. The convertible notes issued in March 2021 for an aggregate principal amount of $7.5 million (see Note 6) were also converted into 559,585 shares of common stock at a 10% discount of the IPO price.

Reverse	Stock Split
In April 2021, the Company’s board of directors and stockholders approved an amendment to the Company’s certificate of incorporation to effect a reverse split of shares of the Company’s common stock on an one-for-16.37332
basis, which was effected on April 16, 2021 (the “Reverse Stock Split”). The number of authorized shares and the par values of the common stock and redeemable convertible preferred stock were not adjusted as a result of the Reverse Stock Split. In connection with the Reverse Stock Split, the conversion ratio for the Company’s outstanding redeemable convertible preferred stock was proportionately adjusted such that the common stock issuable upon conversion of such preferred stock was decreased in proportion to the Reverse Stock Split. All references to common stock and options to purchase common stock share data, per share data and related information contained in the condensed consolidated financial statements have been retroactively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.

Liquidity	and Capital Resources
The Company raised $72.0 million in net proceeds from its IPO in April 2021 and from the Company’s inception through June 30, 2021, it raised an aggregate of $214.5 million in gross cash proceeds from the IPO, sale and issuance of redeemable convertible preferred stock, convertible notes, debt and warrants. The Company had a cash and cash equivalents balance of $60.9 million as of June 30, 2021.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Based upon the Company’s current operating plan, it estimates that its cash and cash equivalents as of June 30, 2021, are together sufficient for the Company to fund operating, investing, and financing cash flow needs for at least one year from the issuance date of these interim financial statements. On July 2, 2021, the Company entered into a loan and security agreement with Oxford Finance LLC (“Oxford”), as the collateral agent and a lender, and Silicon Valley Bank (“SVB”), as a lender to potentially borrow up to an aggregate principal amount of $50.0 million in a series of term loans (see Note 14). In the event of an FDA approval, the Company may be required to raise additional capital to meet working capital needs associated with commercialization. If sufficient funds on acceptable terms are not available when needed, the Company could be required to reduce operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs or planned product launch plans. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis	of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The condensed consolidated financial statements include the operations of Impel Neuropharma, Inc., and its wholly owned Australian subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.
The condensed consolidated balance sheet as of June 30, 2021, the condensed consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the three and six months ended June 30, 2021 and 2020 are unaudited. These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of June 30, 2021 and its results of operations and cash flows for the three and six months ended June 30, 2021 and 2020. The financial data and the other financial information contained in these notes to the condensed consolidated financial statements related to the three and six month periods are also unaudited. The results of operations for the three months and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the prospectus dated April 23, 2021 that forms a part of the Company’s Registration Statement on Form
S-1
(File
No. 333-254999),
as filed with the SEC pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended.

Reclassifications
We have reclassified prior period financial statements to conform to the current period presentation. During the six months ended 2021, we reclassified certain amounts previously recorded

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

as general and administrative expense to research and development expense.

Use	of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates such estimates and assumptions for continued reasonableness. In particular, management makes estimates with respect to the fair values of common stock, redeemable convertible preferred stock warrant liabilities, stock-based compensation expense, convertible debt and income taxes. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Segments
The Company’s chief operating decision maker is its Chief Executive Officer. The Chief Executive Officer reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

Cash
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. At June 30, 2021 and December 31, 2020, cash consisted of cash in bank deposits held at financial institutions.

Concentration	of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company’s cash is deposited with high credit quality financial institutions. At times such deposits may be in excess of the Federal Depository Insurance Corporation insured limits.

Fair	Value Measurement
Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;
Level 3— Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The carrying amounts reflected in the accompanying consolidated balance sheets for cash, other current assets, accounts payable, and accrued liabilities approximate their fair values, due to their short-term nature.

Convertible	Notes
In March 2021, the Company issued convertible promissory notes to various investors for an aggregate amount of $7.5 million. As permitted under Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”), the Company has elected the fair value option for recognition of the convertible notes. The Company elected the fair value option to allow the Company to eliminate the burden of complying with the requirements for derivative accounting. Under the fair value option, the convertible notes are remeasured at fair value in each reporting period until their conversion in April 2021, with changes in the fair value recognized in the Company’s condensed consolidated statement of operations as other (expense) income, net. Accrued interest on the convertible notes is recorded in other (expense), net.

Deferred	Offering Costs
The Company incurred offering costs consisting of legal, accounting and other fees and costs directly attributable to the Company’s IPO. As of June 30, 2021, $2.4 million of deferred offering costs were charged to additional paid-in
capital upon the completed of the IPO in April 2021. There were no deferred offering costs as of December 31, 2020.

Redeemable	Convertible Preferred Stock Warrant Liabilities
Freestanding warrants to purchase shares of the Company’s redeemable convertible preferred stock are accounted for as liabilities at fair value through the date of exercise, because the shares underlying the warrants contain contingent redemption features outside the control of the Company. Warrants classified as liabilities are recorded on the Company’s condensed consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value each subsequent reporting period, with the changes in fair value recognized as a component of other (expense) income, net in the accompanying condensed consolidated statements of operations. The Company adjusted the liability for the final change in the fair value of these warrants immediately preceding their automatic exercise in connection with the IPO. Upon exercise, the corresponding liability was reclassified to additional paid-in
capital.

Research	and Development
Research and development costs are expensed as incurred and consist primarily of salaries, benefits and other staff-related costs, including associated stock-based compensation, laboratory supplies, nonclinical and clinical studies and trials and related clinical manufacturing costs, costs related to manufacturing preparation, fees paid to other entities that conduct certain research and development activities on the Company’s behalf.
Non-refundable
advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed. Such payments are evaluated for current or long-term classification based on when such services are expected to be received.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Advance	Payments for Research and Development Services and Accruals
As part of the process of preparing its condensed consolidated financial statements, the Company is required to estimate its expenses resulting from its obligation under contracts with vendors and consultants and clinical site agreements in connection with its research and development efforts. The financial terms of these contracts are subject to negotiations which vary contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts.
The Company’s objective is to reflect the appropriate research and development expenses in its condensed consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of its research and development efforts. The Company determines advance payments for research and development services and accrual estimates through discussion with applicable personnel and outside service providers as to the progress of clinical trials, or other services completed. The Company adjusts its rate of research and development expense recognition if actual results differ from its estimates. The Company makes estimates of its advance payments and accrued expenses as of each balance sheet date in its condensed consolidated financial statements based on facts and circumstances known at that time. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that are too high or too low for any particular period. Through June 30, 2021, there had been no material adjustments to the Company’s prior period estimates of advance payments and accruals for research and development expenses. The Company’s research and development advance payments and accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors.

Stock-Based	Compensation
The Company recognizes stock-based compensation expense for stock options and restricted stock unit awards on a straight-line basis over the requisite service period. The Company’s stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes-Merton option pricing model. This model utilizes as inputs the estimated fair value of the underlying common stock at the measurement date, the estimated term of the stock options (weighted-average period of time that the options granted are expected to be outstanding), risk-free interest rates, expected dividends, and the expected volatility of the Company’s common stock. The Company has elected to recognize forfeitures of share-based payment awards as they occur.
The Company recognizes stock-based compensation expense for stock options granted to non-employees
based on the estimated fair value of the award as it is more readily measurable than the fair value of the services received.

Net	Loss Per Share Attributable to Common Stockholders
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Comprehensive	Loss
Comprehensive loss represents the change in the Company’s stockholders’ equity (deficit) from all sources other than investments by or distributions to stockholders. The Company has no items of other comprehensive loss; as such, net loss equals comprehensive loss.

Recent	Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU,
No. 2016-02,
Leases
, or Topic 842, which supersedes the guidance in former ASC 840,
Leases
. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use
asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. In May 2020, the FASB issued ASU
No. 2020-05,
Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities,
which deferred the effective dates for
non-public
entities. Therefore, this standard is effective for annual reporting periods, and interim periods within those years, for public entities beginning after December 15, 2018 and for private entities beginning after December 15, 2021. Originally, a modified retrospective transition approach was required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Entities may elect to apply either approach. There are also a number of optional practical expedients that entities may elect to apply. The Company is currently assessing the impact of this standard on its condensed consolidated financial statements. The Company expects to record a material right-of-use
asset and lease liability in connection with adopting this standard on January 1, 2022.

Recently	Adopted Pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
, or
ASU 2020-06,
which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP.
ASU 2020-06 removes
certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas.
ASU 2020-06 is
effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020 and adoption must be as of the beginning of the Company’s annual fiscal year. The Company early adopted this standard on January 1, 2021 and the adoption of the standard did not have a significant impact on its consolidated financial statements.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

3.	Fair Value Measurements
The following table summarizes the fair value of the Company’s financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:

Redeemable convertible preferred stock warrant liabilities	$–	$–	$2,622	$2,622

Total financial liabilities	$–	$–	$2,622	$2,622

There were no financial liabilities as of June 30, 2021 that were measured at fair value.
The following table summarizes the change in the fair value of the redeemable convertible preferred stock warrant liabilities for the six months ended June 30, 2021 (in thousands):

Beginning balance as of December 31, 2020	2,622
Losses from changes in fair value	55
Settlement upon IPO	(2,677)

Ending balance as of June 30, 2021	$–

The following table summarizes the change in the fair value of the convertible not
e
s for the six months ended June 30, 2021 (in thousands):

Beginning balance as of December 31, 2020	$–
Issuance of convertible notes	7,500
Interest	54
Losses from changes in fair value	839
Conversion upon IPO	(8,393)

Ending balance as of June 30, 2021	$–

Fair values of the Company’s redeemable convertible preferred stock warrant liabilities and convertible notes are based on significant inputs not observed in the market, and thus represent a Level 3 measurement. Refer to Note 6 and Note 7 for the valuation techniques and assumptions used in estimating the fair value of the convertible notes and warrants, respectively.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

4.	Balance Sheet Components

Prepaid	Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Refundable clinical deposits	$337	$672
Tax refund receivable	25	229
Prepaid insurance	3,050	47
Other prepaids and current assets	1,207	129

Total prepaid expenses and other current assets	$4,619	$1,077

Accrued	Liabilities
Accrued liabilities consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Accrued professional services	$1,340	$192
Accrued compensation	1,986	2,393
Accrued other liabilities	214	333
Accrued construction in progress	6	255

Total accrued liabilities	$3,546	$3,173

5.	Commitments and Contingencies

Operating	Leases
The Company leases office and laboratory space in Seattle, Washington.
In September 2017, the Company entered into a
non-cancelable
operating lease for 11,256 square feet of office and laboratory space. Rent is payable monthly, increasing by approximately 3% each year. As of June 30, 2021, the remaining future minimum lease payments were $0.8 million through the expiration date of August 31, 2022.
Rent expense for the three months and six months ended June 30, 2021 was $175,000 and $349,000, respectively and for the three and six months ended June 30, 2020 was $188,000 and $344,000 respectively.

Legal	Proceedings
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.

Indemnifications
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company intends to enter into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

COVID-19
In March 2020, the
COVID-19
disease was declared a pandemic by the World Health Organization. Management continues to evaluate the potential impacts of the
COVID-19
pandemic on the development of its product candidates, and business. The Company is working closely with its manufacturing vendors to maintain adequate product supply and with healthcare providers as future studies are planned to mitigate risk to patients while adhering to regulatory, institutional and government guidance and policies. The Company remains committed to its development plans and acknowledges the potential risk for delays in the product supply chain and in anticipated timelines for its preclinical studies and clinical trials.

6.	Debt

Term	Loan
On November 5, 2020 the Company entered into a debt and equity financing agreement with Avenue Venture Opportunities Fund, L.P., (“Avenue”). The agreement provides for a
36-month
term loan of up to $20.0 million, of which $10.0 million was funded at close and (b) an additional $10.0 million is available at the Company’s request until December 31, 2021, subject to (i) completion of an underwritten public offering with gross proceeds of at least $75.0 million, or a Qualified Offering, (ii) receipt of FDA approval of TRUDHESA and (iii) approval by Avenue’s investment committee. The term loan bears interest at the higher of the prime rate or 11%.
Payments for the term loan were initially interest only for the initial 12 months, extended to 24 months upon closing of our IPO, and can be extended to 36 months upon FDA approval of TRUDHESA. The term loan will amortize in equal payments of principal from the end of the interest only period to the expiration of the
36-month
term on November 1, 2023 and includes a final payment of $450,000 due upon the maturity of the term loan. In connection with the agreement, the Company granted Avenue warrants for the purchase of shares of 1,762,810 shares of Series D redeemable convertible preferred stock, as disclosed in Note 7.
The Company’s obligations are secured by a security interest in substantially all of the Company’s assets, excluding the. Company’s intellectual property. The agreement contains customary representations, warranties and covenants, including covenants by the Company limiting additional indebtedness, liens, including on intellectual property, guaranties, mergers and consolidations, substantial asset sales, investments and loans, certain corporate changes, transactions with affiliates and fundamental changes. The agreement provides for events of default customary for term loans of this type, including but not limited to non-payment,
breaches or defaults in the performance of covenants, insolvency and bankruptcy.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The net proceeds from the issuance of the term loan were initially allocated to the warrants at an amount equal to their fair value of $1.5 million and the remainder to the term loan. The Company incurred financing costs of $299,000 which, together with the fair value of the warrants and the final payment, are recorded as a debt discount and are being amortized over the contractual term using the effective interest method. During the three and six months ended June 30, 2021, the Company incurred interest expense of $509,000 and $999,000, respectively and is classified as other (expense) income. The estimated fair value of the Avenue term loan, as of June 30, 2021 was $11.0 million, compared to the principal amount outstanding of $10.45 million. The estimated fair value was based on borrowing rates available to the Company for loans with similar terms and consideration of the Company’s credit risk, as such, the Company’s long-term debt was classified within Level 3 of the fair value hierarchy.
The term loan consists of the following (in thousands):

	June 30, 2021	December 31, 2020
Face value of term loan	$10,000	$10,000
Final payment	450	450
Unamortized debt discount associated with final payment, issuance date warrant fair value, and financing costs	(1,593)	(2,039)

Total debt, net	$8,857	$8,411
Less: short-term debt	–	417

Long-term debt	$8,857	$7,994

As described in Notes 1 and 14 of these financial statements, on July 2, 2021, the Company entered into a loan and security agreement (the “Agreement”) with Oxford and SVB (together with Oxford, the “Lenders”), to borrow up to an aggregate principal amount of $50.0 million in a series of term loans. Upon entering into the Agreement, the Company borrowed $20.0 million from the Lenders with approximately $10.8 million of such amount applied to the repayment of outstanding principal, interest and final payment fees owed under the debt and equity financing agreement with Avenue. As a result, the total debt, net has been classified on our balance sheet as Long-term debt –
non-current
as of June 30, 2021.

Convertible	Promissory Notes
In March 2021, the Company issued unsecured convertible promissory notes to various investors for an aggregate amount of $7.5 million which were accounted for at fair value. The notes bore interest at a rate of 5.0% per annum and mature on the earlier of (a) December 31, 2021 and (b) a change of control. The notes were automatically converted into shares of the Company’s common stock upon the closing of the IPO.
The agreement contained customary representations, warranties and covenants, including covenants by the Company limiting additional indebtedness, liens, including on intellectual property, guaranties, mergers and consolidations, substantial asset sales, investments and loans, certain corporate changes, transactions with affiliates and fundamental changes. The agreement provided for events of default customary for term loans of this type, including but not limited to non-payment,
breaches or defaults in the performance of covenants, insolvency and bankruptcy.
On March 31, 2021, the notes were remeasured to their settlement amount at the IPO date excluding accrued interest due to the proximity of the settlement date to the end of the reporting period. The loss on the increase in fair value on the convertible notes totaled $839,000 from their issuance

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

through June 30, 2021 and is classified as other (expense) income, net in the accompanying condensed consolidated statements of operations. For the three and six months ended June 30, 2021, interest expense incurred in connection with the convertible promissory notes was $27,000 and $54,000, respectively and is classified as other (expense) income.
The carrying value of the convertible notes of $8.4 million immediately prior to the Company’s IPO subsequently converted into 559,585 shares of common stock upon completion of the IPO.

7.	Redeemable Convertible Preferred Stock Warrant Liabilities
The key terms of the redeemable convertible preferred stock warrant liabilities as of December 31, 2020 are summarized in the following table:

	Number of shares as of		Exercise Price	Expiration
Exercisable into:	June 30, 2021	December 31, 2020
Series A-2 redeemable convertible preferred stock	–	862,471	$0.4996	September 30, 2021
Series C-1 redeemable convertible preferred stock	–	1,124,877	0.5289	November 16, 2021
Series D redeemable convertible preferred stock	–	1,762,810	0.7091	October 31, 2021

Total	–	3,750,158

The fair value of the warrants was determined using an option pricing model. Under this model, the estimated equity value of the Company as of the measurement date was allocated to various classes of financial instruments (such as common and redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock) based on their rights and preferences in an assumed liquidity scenario, which was estimated to occur in two years. Other assumptions used prior to the IPO included stock volatility ranging from 46.4% to 103.0% and risk-free interest rates ranging from 0.04% to 0.24% during the three months ended March 31, 2021. In April 2021, upon completion of the IPO, the Series
A-2
and
C-1
redeemable convertible preferred stock warrants were cash or net exercised into an aggregate of 61,515 shares of common stock. The Series D redeemable convertible preferred stock warrants were exchanged for 107,663 shares of common stock.

8.	Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock consisted of the following (in thousands, except share amounts) as of December 31, 2020:

Redeemable Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Value at December 31, 2020	Aggregate Liquidation Preference
Series A-1	746,426	746,426	$238	$305
Series A-2	9,869,218	8,805,587	4,147	4,399
Series B	3,968,775	3,968,775	3,980	4,421
Series C-1	43,278,699	42,153,822	20,975	22,297
Series C-2	26,537,826	26,537,826	15,390	15,000
Series C-3	24,605,790	24,605,790	14,973	15,000
Series D	95,191,755	95,191,755	67,336	67,500

Total	204,198,489	202,009,981	$127,039	$128,922

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Classification
The Company classified its redeemable convertible preferred stock as mezzanine equity on the condensed consolidated balance sheets as the shares were contingently redeemable with passage of time or upon deemed liquidation events, such as a change in control. As only the passage of time is required for Series B,
C-1,
C-2,
C-3,
and D preferred stock to become redeemable, the Company is accreting the carrying value of the preferred stock shares to their redemption value, using the effective interest method, over the period from issuance to the earliest payment dates. With respect to Series
A-1
and
A-2,
no accretion was recorded during the six months ended June 30, 2021 and 2020, as a deemed liquidation event was not probable. Amounts recorded for the accretion of redeemable convertible preferred stock during the six months ended June 30, 2021 and 2020 were $129,000 and $256,000, respectively. The accretion is recorded as a deemed dividend and a charge to additional paid-in
capital.
In April 2021, immediately prior to the completion of the IPO (see Note 1), all outstanding shares of redeemable convertible preferred stock were automatically converted into 12,605,800 shares of common stock. Upon conversion into common stock, the carrying value of the redeemable convertible preferred stock of $127.2 million was reclassified to equity.

9.	Common Stock
Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No cash dividends have been declared by the board of directors from inception.
The Company has reserved the following shares of common stock for issuance, on an as-converted
basis, as follows:

	June 30, 2021	December 31, 2020
Stock incentive plans	5,219,804	2,786,345
Redeemable convertible preferred stock	–	12,605,800
Convertible notes	–	–
Redeemable convertible preferred stock warrants	–	229,034

Total	5,219,804	15,621,179

10.	Stock Incentive Plan

2021	Equity Incentive Plan
The Company adopted its 2021 Stock Incentive Plan, or the 2021 Plan, and the Employee Stock Purchase Plan, or the ESPP, which became effective on the date immediately prior to the date of effectiveness of the IPO. The 2021 Plan serves as the successor to its 2018 Equity Incentive Plan (the “2018 Plan”). The 2021 Plan authorizes the award of stock options, RSUs, restricted stock awards, stock bonus awards, stock appreciation rights, performance awards, and cash awards. The Company initially reserved 2,205,000 shares of its common stock for the 2021 Plan, plus any reserved shares not issued or subject to outstanding grants under the 2018 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under its 2021 Plan. The total number of shares reserved for issuance under the 2021 Plan upon its effective date is 2,272,613 shares

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The number of Shares available for issuance under the 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the lesser of (a) 5% of the total number of outstanding shares of all classes of its common stock on each December 31 st
 and (b) a number as may be determined by its board of directors. The Company has reserved 276,000 shares of its common stock for the 2021 Employee Stock Purchase Plan. At June 30,2021, options to purchase 131,621 shares under the 2021 plan remained outstanding.

2008	Plan
In September 2008, the Company’s board of directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, which provides for the granting of incentive stock options, nonqualified stock options, and restricted stock awards to its employees, directors and consultants. Options granted or shares issued under the 2008 Plan that were outstanding on the date the 2018 Equity Incentive Plan, or the 2018 Plan, became effective will remain subject to the terms of the 2008 Plan. The 2008 Plan terminated in 2018 as it reached its ten-year
term. At June 30, 2021 and December 31, 2020, options to purchase 604,267 and 634,788 shares, respectively, under the 2008 plan remained outstanding.

2018	Plan
In November 2018, the Company’s board of directors adopted the 2018 Equity Incentive Plan. The 2018 Plan provides for the granting of incentive stock options, nonqualified stock options, restricted stock units, and other forms of stock awards to its employees, directors and consultants.
Under the 2018 Plan, the Company initially reserved 753,645 shares of common stock for issuance. In addition, any authorized shares not issued or subject to outstanding grants under the 2008 Plan and any shares subject to outstanding stock options that are cancelled without being exercised or expire under the 2008 Plan were added to the shares authorized and reserved for issuance under the 2018 Plan. In connection with the Board of Directors approval of the 2021 Plan, all remaining shares available for future award under the 2018 Plan were transferred to the 2021 Plan. At June 30, 2021 and December 31, 2020, options to purchase 2,034,734 and 1,807,101 shares, respectively, under 2018 Plan remained outstanding.

Stock	Option Activity
A summary of the Company’s stock option activity under its stock option plans was as follows (in thousands, except share and per share data and years):

	Options Outstanding
	Shares Available for Grant	Number of Options	Weighted -Average Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—December 31, 2020	344,456	2,441,889	$5.17	8.02	$14,844
Authorized	2,205,000	–
Granted	(408,464)	408,464	12.39
Exercised	–	(47,539)	4.61
Cancelled	32,029	(32,059)	4.86

Balance—June 30, 2021	2,173,021	2,770,785	$6.25	7.87	$8,660

Exercisable—June 30, 2021	–	1,316,271	$4.00	6.88	$6,388

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

In May 2020, the Company’s board of directors increased the pool of stock options available for future grant by 596,414 shares and appointed an existing member of the board of directors as the Company’s Chief Executive Officer. In connection with this change, the Company granted 715,358 stock options to its Chief Executive Officer at an exercise price of $7.86 per share that will vest ratably over 48 months. Vesting of the Chief Executive Officer’s options accelerate upon a termination without cause. In the second quarter of 2020, the Company recognized $2.1 million of expense related to a modification upon the acceleration of the former Chief Executive Officer’s outstanding options upon his departure from the Company.
The total intrinsic value of options exercised was $202,000 and $26,000 during the six months ended June 30, 2021 and 2020, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the time of exercise, as determined by the board of directors, and the exercise price of the stock option.
The total fair value of options that vested during the six months ended June 30, 2021 and 2020 was $1.3 million and $0.9 million, respectively.
The grant date fair value of options granted during the six months ended June 30, 2021 and 2020 was $2.9 million and $3.8 million, respectively. The weighted-average grant date fair value of employee options granted during the six months ended June 30, 2021 and 2020 was $7.22 and $4.42 per share, respectively.

Stock-Based	Compensation Expense
Stock-based compensation expense recognized was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
General and administrative	$437	$2,360	$811	$2,539
Research and development	119	125	238	244

Total stock-based compensation expense	$556	$2,485	$1,049	$2,783

As of June 30, 2021, there was $5.0 million of total unrecognized compensation cost related to unvested options that are expected to vest. The cost is expected to be recognized over a weighted-average period of 2.8 years.
In determining the fair value of the stock options granted, the Company uses the Black-Scholes-Merton option-pricing model and assumptions discussed below. Each of these inputs is subjective.
Fair Value of Common Stock—
Prior to the IPO, given the absence of a public trading market, the Company’s board of directors with input from management considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to: (1) third-party valuations of the Company’s common stock; (2) the Company’s stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of the Company’s preferred stock relative to those of the Company’s common stock; (5) the Company’s operating results and financial condition, including the Company’s levels of available capital resources; and (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of marketability of the Company’s common stock.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Expected Term
—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company used the simplified method (based on the mid-point
between the vesting date and the end of the contractual term) to determine the expected term.
Expected Volatility
—Since the Company recently completed its IPO and does not have substantial trading history for its common stock, the expected volatility was estimated based on the average historical volatilities for comparable publicly traded pharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle and area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
Risk-Free Interest Rate
—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.
Expected Dividend
—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.
The fair value of stock option awards granted to employees was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Expected term (in years)	6.1	6.1	6.1	6.1
Expected volatility	59.2-85.5%	56.4-59.7%	59.2-85.5%	56.4-59.7%
Risk-free interest rate	0.79-0.86%	0.36-0.41%	0.42-0.92%	0.36-1.55%
Expected dividends	–	–	–	–

11.	Income Taxes
To calculate the interim tax provision, at the end of each interim period the Company estimates the annual effective tax rate and applies that to its quarterly earnings from continuing operations. The effect of changes in the enacted tax laws or rates is recognized in the interim period in which the change occurs. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and judgments including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in foreign jurisdictions, permanent differences between book and tax amounts, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained, or the tax environment changes.
The Company’s effective tax rate for the six months ended June 30, 2021 and 2020 differs from the U.S. statutory rate due to the U.S. valuation allowance and foreign income taxed at local statutory rates.
During the three and six months ended June 30, 2021, the Company reported U.S.
pre-tax
losses, consistent with prior years to date. The Company has not yet been able to establish a sustained level of profitability in the U.S. or other sufficient significant positive evidence to conclude that its U.S. deferred tax assets are more likely than not to be realized. Therefore, the Company continues to maintain a valuation allowance against its U.S. deferred tax assets.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

12.	Defined Contribution Plan
The Company has a defined contribution retirement savings plan under Section 401(k) of the IRC. This plan allows eligible employees to defer a portion of their annual compensation on a pre-tax
or
after-tax
basis. The Company makes discretionary matching contributions of up to 4% of a participating employee’s salary. For the three and six months ended June 30, 2021 and 2020, the amount expensed under the plan was $70,000 and $181,000

respectively. For the three and six months ended June 30, 2020, the amount expensed under the plan was $62,000 and $157,000, respectively.

13.	Net Loss Per Share Attributable to Common Stockholders
The following outstanding shares of potentially dilutive securities were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive:

	Six Months Ended June 30,
	2021	2020
Redeemable convertible preferred stock on an as-converted basis	–	12,541,340
Redeemable convertible preferred stock warrants on an as-converted basis	–	185,889
Convertible notes on an as-converted basis	–	–
Stock options to purchase common stock	2,770,785	3,033,480

Total	2,770,785	15,760,709

14.	Subsequent Events
For the three and six month periods ended June 30, 2021, the Company evaluated subsequent events through August 16, 2021, the date the interim condensed consolidated financial statements were issued. On July 2, 2021, the Company entered into the Agreement with Oxford, as the collateral agent and a lender, and SVB, as a lender, pursuant to which the Lenders have agreed to lend the Company up to an aggregate of $
50.0

million in a series of term loans (the “Term Loan”). Upon entering into the Agreement, the Company borrowed $20.0 million from the Lenders (the “Term A Loan”), with approximately $
10.8

million of such amount applied to the repayment of the outstanding principal, interest and final payment fees owed pursuant to the Company’s prior loan and security agreement with Avenue dated November 5, 2020. Upon termination of the loan and security agreement with Avenue, the Company expects to record a loss on the early extinguishment of debt related to the unamortized debt discount associated with the fair value of the warrants, final payment fee, and unamortized debt issuance costs.
Under the terms of the Agreement, the Company may, at its sole discretion, borrow from the Lenders up to an additional $10.0 million (the “Term B Loan”) upon the achievement by the Company of NDA approval from the FDA of TRUDHESA, as determined by Oxford in its sole and absolute discretion (the “Term B Milestone Event”). The Company may draw the Term B Loan during the period commencing on the date of the occurrence of the Term B Milestone Event and ending on the earliest of (i) September 30, 2021 (ii) the sixtieth (60th) day following the occurrence of the Term B Milestone Event, and (iii) the occurrence of an event of default.

IMPEL NEUROPHARMA, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Under the terms of the Agreement, the Company may, at its sole discretion, borrow from the Lenders up to an additional $20.0 million (the “Term C Loan”) upon the achievement by the Company of net revenue for a trailing six (6) month period of at least $15,000,000, as determined by Oxford in its sole and absolute discretion (the “Term C Milestone Event”). The Company may draw the Term C Loan during the period commencing on the date of the occurrence of the Term C Milestone Event and ending on the earliest of (i) December 31, 2022 (ii) the sixtieth (60th) day following the occurrence of the Term C Milestone Event, and (iii) the occurrence of an event of default.
The proceeds from the Term Loans under the Agreement may be used to satisfy the Company’s future working capital needs and to fund its general business requirements. The Company’s obligations under the Agreement are secured by all assets of the Company, other than its intellectual property. The Company has also agreed not to encumber its intellectual property assets, except as permitted by the Agreement.
All of the Term Loans mature on July 1, 2026 (the “Maturity Date”) and will be interest-only through September 1, 2023, provided however, that following Company’s achievement of the Term C Milestone Event by not later than December 31, 2022, the Term Loans will be interest-only through September 1, 2024, followed by 35 equal monthly payments of principal and interest, provided, however, that following Company’s achievement of the Term C Milestone Event by no later than December 31, 2022, such number of months shall be automatically reduced to 23 consecutive months. The Term Loans will bear interest at a floating per annum rate equal to the greater of (i) 7.95% or (ii) the sum of (a) the greater of (1) the thirty (30) day U.S. LIBOR rate reported in the Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue or (2) 0.11%, plus (b) 7.84%.
The Company will be required to make a final payment of 6.5% of the original principal amount of the Term Loans drawn, payable on the earlier of (i) the Maturity Date, (ii) the acceleration of any Term Loans, or (iii) the prepayment of the Term Loans (the “Final Payment”). The Company may prepay all, but not less than all, of the Term Loans upon 30 days’ advance written notice to Oxford, provided that the Company will be obligated to pay a prepayment fee equal to (i) 3.0% of the principal amount of the applicable Term Loan prepaid on or before the first anniversary of the applicable funding date, (ii) 2.0% of the principal amount of the applicable Term Loan prepaid between the first and second anniversary of the applicable funding date, and (iii) 1.0% of the principal amount of the applicable Term Loan prepaid thereafter, and prior to the Maturity Date (each, a “Prepayment Fee”).
In connection with entering into the Agreement and borrowing the Term A Loan, the Company issued to the Lenders warrants exercisable for an aggregate of 71,522 shares of the Company’s common stock (the “Warrants”). The Warrants are exercisable in whole or in part, immediately, and have a per share exercise price of $8.389, which is the
10-trading
day trailing average closing price prior to the date of the Term A Loan funding. The Warrants will terminate on the earlier of July 2, 2031 or the closing of certain merger or consolidation transactions. If the Company borrows additional Term Loans under the Agreement, the Company will be required to issue to the Lenders additional warrants exercisable for a number of shares of the Company’s common stock equal to 3.0% of the total additional Term Loans funded by the Lenders divided by the lower of (x) the
10-trading
day trailing average closing price prior to such Term Loan funding or (y) the closing price on the day prior to such Term Loan funding.

3,000,000 Shares

Impel NeuroPharma, Inc.
Common Stock

PROSPECTUS

Joint Book-running Managers

Cowen	Guggenheim Securities

Lead Manager
Wedbush PacGrow
                    , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, and the Financial Industry Regulatory Approval, or FINRA, filing fee:

Amount Paid or To Be Paid
SEC registration fee	$7,020
FINRA filing fee	10,152
Printing and engraving expenses	150,000
Legal fees and expenses	400,000
Accounting fees and expenses	175,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous expenses	12,828

Total	$760,000

Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
As permitted by the DGCL, the registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

∎	any breach of the director’s duty of loyalty to the registrant or its stockholders;

∎	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

∎	any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws provide that:

∎	the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

∎	the registrant may indemnify its other employees and agents as set forth in the DGCL;

∎
the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

∎	the rights conferred in the restated bylaws are not exclusive.

The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the registrant against certain liabilities. The indemnification provisions in the registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for securities matters.
Item 15. Recent Sales of Unregistered Securities.
The following lists set forth information regarding all securities sold or granted by the registrant from July 31, 2018 through September 7, 2021 that were not registered under the Securities Act, and the consideration, if any, received by the registrant for such securities:
(a) Stock Option Grants
From July 31, 2018 through April 22, 2021, the registrant granted to its employees, directors, consultants and other service providers options to purchase an aggregate of 2,488,452 shares of common stock under its 2008 Equity Incentive Plan, or 2008 Plan, and 2018 Equity Incentive Plan, or 2018 Plan, with exercise prices ranging from $2.95 to $13.76 per share.
From July 31, 2018 through April 22, 2021, employees, directors, consultants and other service providers of the registrant exercised options granted under the 2008 Plan and the 2018 Plan for an aggregate of 439,125 shares of common stock with exercise prices ranging from $1.31 to $8.19 per share for an aggregate exercise price of $1,081,326.
(b) Warrants to Purchase Preferred Stock
In October 2020, the registrant entered into a debt and equity financing agreement with Avenue Venture Opportunities Fund, L.P., or Avenue. In connection with this agreement, we also granted Avenue a warrant to purchase 1,762,810 shares of our Series D redeemable convertible preferred stock at an exercise price of $0.709095 per share. The warrant has an expiration date of October 31, 2030. The warrant was automatically exchanged for 107,663 shares upon the registrant’s IPO.
(c) Exercise of Warrants to Purchase Preferred Stock
From April 15, 2018 through April 15, 2021, warrants to purchase 296,008 shares of Series
A-2
Preferred stock were exercised at an exercise price of $0.4996 per share.
(d) Preferred Stock
In December 2018, the registrant issued and sold to six accredited investors an aggregate of 95,191,755 shares of Series D redeemable convertible preferred stock at a purchase price of $0.7091 per share, for aggregate consideration of $67,499,998.
(e) Convertible Notes
In March 2021, the registrant issued and sold to various accredited investors convertible promissory notes in an aggregate principal amount of $7.5 million. These convertible promissory notes were converted into 559,585 shares of common stock upon the registrant’s IPO at a conversion price of $15.00 per share.

(f) Conversion of Redeemable Convertible Preferred Stock
On April 21, 2021, upon the closing of the registrant’s IPO, all shares of the registrant’s redeemable convertible preferred stock then outstanding automatically converted into 12,605,800 shares of the registrant’s common stock.
(g) Warrants to Purchase Common Stock
In July, 2021, the registrant issued to warrants to each of Oxford Finance LLC and Silicon Valley Bank which are exercisable for an aggregate of 71,522 shares of the Company’s common stock. The warrants are exercisable in whole or in part, immediately, and have a per share exercise price of $8.389. The warrants will terminate on the earlier of July 2, 2031 or the closing of certain merger or consolidation transactions.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9), Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the stock certificates issued in each of the foregoing transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.
Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits.

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith

1.1	Form of Underwriting Agreement.					X

3.1	Restated Certificate of Incorporation.	10-Q	001-40353	3.1	June 7, 2021

3.2	Restated Bylaws.	10-Q	001-40353	3.2	June 7, 2021

4.1	Form of Registrant’s Common Stock Certificate.	S-1/A	333-254999	4.1	April 19, 2021

4.2	Amended and Restated Investors’ Rights Agreement, dated December 4, 2018, by and among the registrant and certain of its stockholders.	S-1	333-254999	4.2	April 2, 2021

4.3	Form of 2021 Convertible Promissory Note.	S-1	333-254999	4.3	April 2, 2021

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith

4.4	Warrant to Purchase Common Stock issued by the Company on July 2, 2021, in favor of Silicon Valley Bank, pursuant to the Security and Loan Agreement, dated as of July 2, 2021, by and between the Registrant and Oxford Finance LLC and Silicon Valley Bank.	10-Q	001-40353	4.3	August 16, 2021

4.5	Warrant to Purchase Common Stock issued by the Company on July 2, 2021, in favor of Oxford Finance, LLC pursuant to the Security and Loan Agreement, dated as of July 2, 2021, by and between the Registrant and Oxford Finance LLC and Silicon Valley Bank.	10-Q	001-40353	4.4	August 16, 2021

5.1	Opinion of Fenwick & West LLP.					X

10.1	Form of Indemnity Agreement.	S-1/A	333-254999	10.1	April 19, 2021

10.2	2008 Equity Incentive Plan, and forms of award agreements.	S-1	333-254999	10.2	April 2, 2021

10.3	2018 Equity Incentive Plan, and forms of award agreements.	S-1	333-254999	10.3	April 2, 2021

10.4	2021 Equity Incentive Plan, and forms of award agreements.	S-1/A	333-254999	10.4	April 19, 2021

10.5	2021 Employee Stock Purchase Plan, and forms of award agreements.	S-1/A	333-254999	10.5	April 19, 2021

10.6	Employment Agreement, dated April 15, 2021, by and between the registrant and Adrian Adams.	S-1/A	333-254999	10.6	April 19, 2021

10.7	Employment Agreement, dated April 15, 2021, by and between the registrant and Stephen Shrewsbury.	S-1/A	333-254999	10.7	April 19, 2021

10.8	Employment Agreement, dated April 15, 2021, by and between the registrant and John Leaman.	S-1/A	333-254999	10.8	April 19, 2021

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith

10.9^	BMR-201 Elliott Avenue LLC Lease, dated July 19, 2017, by and between the registrant and BMR-201 Elliott Avenue LLC.	S-1	333-254999	10.9	April 2, 2021

10.10^	Loan and Security Agreement, dated November 5, 2020, by and between the registrant and Avenue Venture Opportunities Fund, L.P., as amended	S-1	333-254999	10.10	April 2, 2021

10.11	Warrant Agreement, dated November 5, 2020, by and between the registrant and Avenue Venture Opportunities Fund, L.P.	S-1	333-254999	10.11	April 2, 2021

10.12	Security and Loan Agreement, dated as of July 2, 2021, by and between the Registrant and Oxford Finance LLC and Silicon Valley Bank.	10-Q	001-40353	10.4	August 16, 2021

21.1	Subsidiaries of the registrant.	S-1	333-254999	21.1	April 2, 2021

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.					X

23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

24.1	Power of Attorney (included in the signature page to this registration statement).					X

101.INS	XBRL Instance Document.					X

101.SCH	XBRL Taxonomy Extension Schema Document.					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X

^
Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation
S-K.
The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

(b)    Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form
S-1
to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 7th day of September, 2021.

IMPEL NEUROPHARMA, INC.

By:	/s/ Adrian Adams
Adrian Adams Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Adrian Adams and John Leaman as his or her true and lawful attorneys-in-fact, proxies
and agents, each with full power of substitution and resubstitution and full power to act without the other, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies
and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies
and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has
been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adrian Adams Adrian Adams	Chief Executive Officer and Director (Principal Executive Officer)	September 7, 2021

/s/ John Leaman, M.D. John Leaman, M.D.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 7, 2021

/s/ David Allison, Ph.D. David Allison, Ph.D.	Director	September 7, 2021

/s/ Timothy S. Nelson Timothy S. Nelson	Director	September 7, 2021

/s/ H. Stewart Parker H. Stewart Parker	Director	September 7, 2021

Signature	Title	Date

/s/ Ali Satvat Ali Satvat	Director	September 7, 2021

/s/ Mahendra G. Shah, Ph.D. Mahendra G. Shah, Ph.D.	Director	September 7, 2021

/s/ Diane Wilfong Diane Wilfong	Director	September 7, 2021